================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                            TRANS WORLD GAMING CORP.
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)*


                                                 Copy to:

  Christopher P. Baker                     Christopher G. Karras
  120 Boylston St.                         Dechert Price & Rhoads
  Boston, Massachusetts  02116             4000 Bell Atlantic Tower
  (617) 423-1080                           1717 Arch Street
                                           Philadelphia, Pennsylvania 19103-2793
  (Name, address and telephone number of
   Person Authorized to Receive Notices
          and Communications)


                                 March 31, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 853375105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)  Name of Reporting Person                 Christopher P. Baker

    SS. Or I.R.S. Identification
    No. of Above Person                      ###-##-####
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                (a)   [   ]
    if a Member of a Group                   (b)   [   ]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds                          00
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)           [   ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization      U.S.A.
--------------------------------------------------------------------------------
Number of Shares                             7)   Sole Voting
Beneficially Owned By Each                        Power                3,026,037
Reporting Person With                        -----------------------------------
                                             8)   Shared Voting
                                                  Power                     0
                                             -----------------------------------
                                             9)   Sole Dispositive
                                                  Power                3,026,037
                                             -----------------------------------
                                             10)  Shared Dispositive
                                                  Power                     0
                                             -----------------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person           3,026,037
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares      [X]*
--------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                    52.5%
--------------------------------------------------------------------------------
14) Type of Reporting Person                 IN
--------------------------------------------------------------------------------


-------------------

* Excludes 5,000 shares of Common Stock and a Warrant for 54,728 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baekr disclaims beneficial ownership of such securities.

--------------------------------------------------------------------------------
CUSIP NO. 853375105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)  Name of Reporting Person                 C.P. Baker & Company, Ltd.

    SS. Or I.R.S. Identification
    No. of Above Person                      04-3062259
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                a)   [   ]
    if a Member of a Group                   b)   [   ]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds                          00
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)           [   ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization     Massachusetts
--------------------------------------------------------------------------------
Number of Shares                             7)   Sole Voting
Beneficially Owned By Each                        Power                  420,366
Reporting Person With                        -----------------------------------
                                             8)   Shared Voting
                                                  Power                     0
                                             -----------------------------------
                                             9)   Sole Dispositive
                                                  Power                  420,366
                                             -----------------------------------
                                             10)  Shared Dispositive
                                                  Power                     0
                                             -----------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person          420,366
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares     [   ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                   12.2%
--------------------------------------------------------------------------------
14)  Type of Reporting Person                CO, BD
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 853375105
--------------------------------------------------------------------------------

----------------------------------------------------------- -------------------------------
1)  Name of Reporting Person                 C.P. Baker Venture Fund I, Limited Partnership

    SS. Or I.R.S. Identification
    No. of Above Person                      04-3234872
-------------------------------------------------------------------------------------------
2)  Check the Appropriate Box                (a)   [   ]
    if a Member of a Group                   (b)   [   ]
-------------------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------------------
4)  Source of Funds                          00
-------------------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------
6)  Citizenship or Place of Organization     Massachusetts
-------------------------------------------------------------------------------------------
Number of Shares                             7)   Sole Voting
Beneficially Owned By Each                        Power                  218,862
Reporting Person With                        -----------------------------------
                                             8)   Shared Voting
                                                  Power                     0
                                             -----------------------------------
                                             9)   Sole Dispositive
                                                  Power                  218,862
                                             -----------------------------------
                                             10)  Shared Dispositive
                                                  Power                     0
                                             -----------------------------------
-------------------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person           218,862
-------------------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares      [   ]
-------------------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                    6.7%
-------------------------------------------------------------------------------------------
14) Type of Reporting Person                 PN
-------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CUSIP NO. 853375105
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)  Name of Reporting Person                 CP Baker LLC

    SS. Or I.R.S. Identification
    No. of Above Person                      04-3323325
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                a)   [   ]
    if a Member of a Group                   b)   [   ]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds                          00
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)           [   ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
Number of Shares                             7)   Sole Voting
Beneficially Owned By Each                        Power                1,005,667
Reporting Person With                        -----------------------------------
                                             8)   Shared Voting
                                                  Power                     0
                                             -----------------------------------
                                             9)   Sole Dispositive
                                                  Power                1,005,667
                                             -----------------------------------
                                             10)  Shared Dispositive
                                                  Power                     0
                                             -----------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person          1,005,667
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares     [   ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                   25.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person                CO
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CUSIP NO. 853375105
--------------------------------------------------------------------------------

1)  Name of Reporting Person                 Anasazi Partners, Limited Partnership

    SS. Or I.R.S. Identification
    No. of Above Person                      04-3326588
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                a)   [   ]
    if a Member of a Group                   b)   [   ]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds                          00
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)           [   ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization     Massachusetts
--------------------------------------------------------------------------------
Number of Shares                             7)   Sole Voting
Beneficially Owned By Each                        Power                1,005,667
Reporting Person With                        -----------------------------------
                                             8)   Shared Voting
                                                  Power                     0
                                             -----------------------------------
                                             9)   Sole Dispositive
                                                  Power                1,005,667
                                             -----------------------------------
                                             10)  Shared Dispositive
                                                  Power                     0
                                             -----------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person          1,005,667
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares     [   ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                   25.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person                PN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock") of Trans World Gaming Corp. (the "Issuer"). The principal place of business of the Issuer is One Penn Plaza, Suite 1503, New York, New York 10119-0002.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  The names of the filing persons are:

              Christopher P. Baker ("Mr. Baker")

              C.P. Baker & Company Ltd., a corporation incorporated under the laws of the Commonwealth of Massachusetts ("Baker Ltd."), and whose directors and executive officers are Mr. Baker, Earl Baker, Thomas Marturano and Robert Rafferty.

              CP Baker LLC, a limited liability company organized under the laws of the State of Delaware, and whose sole manager and officer is Mr. Baker.

              Anasazi Partners, Limited Partnership, a partnership formed under the laws of the Commonwealth of Massachusetts ("Anasazi Partners"), and whose general partner is CP Baker LLC.

              C.P. Baker Venture Fund I, Limited Partnership ("Venture Fund") a partnership formed under the laws of the Commonwealth of Massachusetts and whose general partner is Baker Ltd.

      (b-c) Principal office and principal place of business for Mr. Baker, Baker Ltd., CP Baker LLC, Anasazi Partners, Venture Fund and Robert Rafferty:

              120 Boylston Street
              Boston, MA 02116

              Principal office and principal place of business for Thomas
              Marturano:

              Hackensack Meadowlands Development Commission
              1 Dekort Park Plaza
              Lyndhurst, NJ  07071

              Principal office and principal place of business for Earl Baker:

              Citadel Communications Corp.
              1502 Wampanaug Trail
              East Providence, RI  02915

              Mr. Baker's principal occupation is President of Baker Ltd.

              Robert Rafferty's principal occupation is Vice President of Baker Ltd.

              Earl Baker's principal occupation is Account Executive for Citadel Communications Corp., which manages radio stations.

              Thomas Marturano's principal occupation is Director of Solid Waste Management of Hackensack Meadowlands Development Commission, a solid waste disposal company.

              Baker Ltd.'s principal business is acting as a broker-dealer.

              CP Baker LLC's principal business is serving as the general partner of Anasazi Partners.

              Anasazi Partners' principal business is the investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

              Venture Fund's principal business is the investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

     (d) During the last five years, none of Mr. Baker, Baker Ltd., CP Baker LLC, Anasazi Partners, Venture Fund, Earl Baker, Robert Rafferty or Thomas Marturano has been convicted in a criminal proceeding.

     (e) During the last five years, none of Mr. Baker, Baker Ltd., CP Baker LLC, Anasazi Partners, Venture Fund, Earl Baker, Robert Rafferty or Thomas Marturano has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Baker, Earl Baker, Thomas Marturano and Robert Rafferty is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Issuer entered into a subscription agreement dated as of March 16, 1998 (the "Subscription Agreement") pursuant to which it proposed to issue certain securities. It was a condition to the consummation of such agreement that:

     (1) certain warrants issued to, among other persons, Mr. Baker, Baker Ltd. and Venture Fund (the "Outstanding Exchange Warrants"), be exchanged for new warrants (the "Amended Warrants") that would not contain certain non-dilutive provisions contained in the Outstanding Exchange Warrants, pursuant to an Agreement to Amend Warrants dated as of March 25, 1998 (the "Agreement to Amend Warrants"); and

     (2) pursuant to a Consent to Amend Indenture, Bonds and Warrants dated as of March 25, 1998 (the "Consent"), the 12% Secured Convertible Senior Bonds (the "1996 Bonds") and related warrants (the "1996 Warrants") issued in 1996 to, among other persons, Anasazi Partners, be exchanged for non-convertible bonds (the "New Bonds") and new warrants (the "New Warrants"), and that additional warrants (the "Consent Warrants") be issued in connection with such exchange.

     The Agreement to Amend Warrants was consummated on March 31, 1998. As a result, Mr. Baker exchanged 266,600 Outstanding Exchange Warrants for 1,094,309 Amended Warrants; Venture Fund exchanged 53,320 Outstanding Exchange Warrants for 218,862 Amended Warrants; Baker Ltd. exchanged 99,975 Outstanding Exchange Warrants for 410,366 Amended Warrants; and Adrienne Baker exchanged 13,333 Outstanding Exchange Warrants for 54,728 Amended Warrants. The foregoing is not intended to be a complete description of the Agreement to Amend Warrants, a copy of which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference.

     The Consent was consummated on March 31, 1998. As a result, Anasazi Partners exchanged $1,000,000 principal amount of 1996 Bonds for $1,000,000 principal amount of New Bonds; Anasazi Partners exchanged 200,000 1996 Warrants for 200,000 New Warrants; and the Issuer issued to Anasazi Partners 666,667 Consent Warrants. The foregoing is not intended to be a complete description of the Consent, a copy of which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference.

     Pursuant to a Put Option Agreement dated as of March 24, 1998 between Mr. Baker and Fundamental Investors, L.P. (the "Fundamental Put"), (i) Mr. Baker granted Fundamental Investors, L.P. an option to sell to Mr. Baker up to $200,000 principal amount of New Bonds, and (ii) Fundamental Investors, L.P. sold to Mr. Baker 133,333 New Warrants. The foregoing is not intended to be a complete description of the Fundamental Put, a copy of which is attached hereto as Exhibit 4 and the terms of which are incorporated herein by reference.

     Pursuant to a Put Option Agreement dated as of March 24, 1998, between Mr. Baker and New Generation Limited Partnership (the "Generation Put"), Mr. Baker granted New

Generation Limited Partnership an option to sell to Mr. Baker up to $250,000 principal amount of New Bonds and the 166,667 New Warrants issued in connection with such principal amount. Such option is exercisable from July 1, 1999 through and including July 31, 1999. The foregoing is not intended to be a complete description of the Generation Put, a copy of which is attached hereto as Exhibit 5 and the terms of which are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     The persons named in Item 2 have each acquired securities of the Issuer for investment purposes and, with respect to the securities acquired pursuant to the Agreement to Amend Warrants and the Consent, to satisfy the conditions to the consummation of the Subscription Agreement. The persons named in Item 2 each intend to review, from time to time, his or its investment in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, the persons named in
Item 2 each may decide to exercise all or some of the New Warrants, the Consent Warrants, and/or Amended Warrants or to seek to acquire additional securities of the Issuer on the open market or in privately negotiated transactions, or to dispose of all or a portion of the securities of the Issuer that he or it owns.

     Except as set forth above, none of the persons named in Item 2 has formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 3,026,037 shares of Common Stock (or 52.5% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 153,500 shares of Common Stock of which Mr. Baker is the record holder; 1,227,642 shares of Common Stock that may be acquired upon the exercise of the Amended Warrants and the New Warrants owned by Mr. Baker; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 410,366 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.; 218,862 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Venture Fund; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners; and the 139,000 shares of Common Stock held of record by Anasazi Partners.

     Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 1,005,667 shares of Common Stock (or 25.7% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 1,005,667 shares of Common Stock include 139,000 shares of Common Stock held of record by Anasazi Partners; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; and 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners.

     Baker Ltd. may be deemed to be the beneficial owner with sole power to vote and dispose of 420,366 shares of Common Stock (or 12.2% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). These shares consist of 10,000 shares of Common Stock held by Baker Ltd. and 410,366 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.

     Venture Fund may be deemed to be the beneficial owner with sole power to vote and dispose of 218,862 shares of Common Stock (or 6.7% of the Outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). These shares may be acquired upon exercise of the Amended Warrants owned by Venture Fund.

     Thomas Marturano may be deemed to be the beneficial owner with sole power to vote and dispose of 3,295 shares of Common Stock (or 0.1% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)).

     Earl Baker and Robert Rafferty do not beneficially own any securities of the Issuer.

     (c)  See Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the Agreement to Amend Warrants, the Consent, the Fundamental Put and the Generation Put, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I,
                      Limited   Partnership   and  Anasazi   Partners,   Limited
                      Partnership regarding the filing of Schedule 13D.

         Exhibit 2 Agreement to Amend Warrants dated as of March 25, 1998, between Trans World Gaming Corp. and each of C.P. Baker

                      Venture Fund I, Limited Partnership, Christopher Baker, Adrienne Baker, David Friedson and C.P. Baker & Company, Ltd.

         Exhibit 3 Consent to Amend Indenture, Bonds and Warrants dated as of March 25, 1998 among Trans World Gaming Corp., Trans World Gaming of Louisiana, Inc., and U.S. Trust Company of Texas, N.A., solely in its capacity as Indenture Trustee, and each of Value Partners, Ltd., Anasazi Partners, Limited Partnership, New Generation Limited Partnership, Fundamental Investors, L.P., Belvin Friedson and Lucille Friedson.

         Exhibit 4 Put Option Agreement dated as of March 24, 1998 between Christopher Baker and Fundamental Investors, L.P.

         Exhibit 5 Put Option Agreement dated as of March 24, 1998 between Christopher Baker and New Generation Limited Partnership.

                                    Signature
                                    ---------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   April 10, 1998          /s/ Christopher P. Baker
                                 --------------------------
                                 CHRISTOPHER P. BAKER

                                         Signature
                                         ---------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 C.P. BAKER & COMPANY, LTD.

Dated:   April 10, 1998          By:  /s/ Christopher P. Baker
                                     --------------------------
                                     Name: Christopher P. Baker
                                     Title: President

                                    Signature
                                    ---------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 CP BAKER LLC


Dated:   April 10, 1998          By:  /s/ Christopher P. Baker
                                     ----------------------------
                                     Name:   Christopher P. Baker
                                     Title:  President

                                    Signature
                                    ---------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                 By:  CP BAKER LLC, its general partner


Dated:   April 10, 1998          By:  /s/ Christopher P. Baker
                                    -----------------------------------
                                    Name:   Christopher P. Baker
                                    Title:  President

                                    Signature
                                    ---------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 C.P. BAKER VENTURE FUND I,
                                   LIMITED PARTNERSHIP

                                 By:  C.P. BAKER & COMPANY, LTD.


Dated:   April 10, 1998          By:   /s/ Christopher P. Baker
                                    -----------------------------
                                    Name:   Christopher P. Baker
                                    Title:  President

                                  EXHIBIT INDEX


         Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

         Exhibit 2 Agreement to Amend Warrants dated as of March 25, 1998, between Trans World Gaming Corp. and each of C.P. Baker Venture Fund I, Limited Partnership, Christopher Baker, Adrienne Baker, David Friedson and C.P. Baker & Company, Ltd.

         Exhibit 3 Consent to Amend Indenture, Bonds and Warrants dated as of March 25, 1998 among Trans World Gaming Corp., Trans World Gaming of Louisiana, Inc., and U.S. Trust Company of Texas, N.A., solely in its capacity as Indenture Trustee, and each of Value Partners, Ltd., Anasazi Partners, Limited Partnership, New Generation Limited Partnership, Fundamental Investors, L.P., Belvin Friedson and Lucille Friedson.

         Exhibit 4 Put Option Agreement dated as of March 24, 1998 between Christopher P. Baker and Fundamental Investors, L.P.

         Exhibit 5 Put Option Agreement dated as of March 24, 1998 between Christopher P. Baker and New Generation Limited Partnership.

                                                                      Exhibit 1

                                    AGREEMENT


     The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Trans World Gaming Corp.


Dated:   April 10, 1998            /s/ Christopher P. Baker
                                 ------------------------------
                                 CHRISTOPHER P. BAKER


                                 C.P. BAKER & COMPANY, LTD.


Dated:   April 10, 1998          By:  /s/ Christopher P. Baker
                                    -----------------------------
                                    Name:  Christopher P. Baker
                                    Title: President



                                 CP BAKER LLC


Dated:   April 10, 1998          By:  /s/ Christopher P. Baker
                                    ------------------------------
                                    Name:   Christopher P. Baker
                                    Title:  President


                                 ANASAZI PARTNERS, LIMITED
                                 PARTNERSHIP

                                 By:  C.P. BAKER LLC, its general partner


Dated:   April 10, 1998          By: /s/ Christopher P. Baker
                                    -------------------------------------
                                    Name:   Christopher P. Baker
                                    Title:  President

                                 C.P. BAKER VENTURE FUND I, LIMITED
                                 PARTNERSHIP

                                 By:  C.P. BAKER & COMPANY, LTD.


Dated:   April 10, 1998          By: /s/ Christopher P. Baker
                                    -------------------------------------
                                    Name:   Christopher P. Baker
                                    Title:  President

                                    EXHIBIT 2
                                    ---------

                           AGREEMENT TO AMEND WARRANTS
                           ---------------------------


     This Agreement to Amend Warrants is entered into as of March 25, 1998 by and between Trans World Gaming Corp., a Nevada Corporation (the "Company") and the undersigned (the "Holder"). Exhibits attached hereto are by this reference incorporated herein.

                                   BACKGROUND
                                   ----------

     1. The undersigned are the holders of those Warrants to purchase Common Stock of the Company as set forth under Column 2 on Exhibit "A" (the "Outstanding Exchange Warrants").

     2. The Company has entered into that certain Subscription Agreement (the "$17 Million Agreement") dated as of March 16, 1998 pursuant to which it proposes to issue $15 to $17 million of Notes, together with warrants to purchase common stock of the Company. The parties to the $17 Million Agreement have made it a condition of that $17 Million Agreement that the Outstanding Exchange Warrants be modified as set forth herein.

     3. Attached hereto as Exhibit "B" is that certain form of amended warrant to purchase Common Stock of the Company which shall be issued, in the event this Agreement closes, in exchange for the Outstanding Exchange Warrants, (the "Amended Warrants") which Outstanding Exchange Warrant shall be cancelled.

                                      TERMS
                                      -----

     Intending to be legally bound, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

     1. Amendment

     Subject to the terms and conditions set forth herein, each of the Outstanding Exchange Warrants shall be canceled and each shall be replaced in its entirety by a newly issued warrant in the form of the Amended Warrant. The number of shares of common stock of the Company which may be obtained by the Amended Warrants shall be set at 2,051,912, in the aggregate, and each Holder shall receive an Amended Warrant for the number of shares next to its name under column 3 on Exhibit A, at the strike price of one cent ($.01) per share with such Amended Warrants to expire June 30, 2002. Such number of shares of common stock issuable pursuant to the Amended Warrants shall not be subject to adjustment by virtue of the warrants issued pursuant to the $17 Million Subscription Agreement or any other warrant, right or agreement in existence as of the date hereof, as of the date of the Closing, or as a result the Closing hereof (including those issued as a part of that certain Consent to Amend Indenture, Bonds and Warrants ("Consent Agreement") dated as of March 25, 1998, pursuant to which certain terms of the 12%

Secured Convertible Senior Bonds, and related Indenture, and certain Warrants issued in association therewith under the terms of a Subscription Agreement dated as of July 1, 1996 (the "1996 Agreement") are amended and pursuant to which additional warrants are issued.

     2. The cancellation of the Outstanding Exchange Warrants and the issuance of the Amended Warrants as set forth herein shall occur only in the event of the following:

         a. In the event the $17 Million Subscription Agreement closes; and

         b. In the event all of the Holders on Exhibit "A" hereto are a party to this Agreement.

     3. Representations and Warranties of Holder.

     As of March 31, 1998 (the "Closing Date"), the Holder represents and warrants as follows:

         a. The Holder is the owner, subject to paragraph C below, of and has not assigned, transferred, sold, pledged, optioned, endorsed or otherwise conveyed or transferred any interest in the Outstanding Exchange Warrants as set forth opposite such Holder's name under Column 2 on Exhibit "A" hereto. Other than certain warrants acquired pursuant to the 1996 Agreement and other than as set forth on Exhibit "A", neither the Holder nor any related party is the holder of, directly or indirectly, any other warrant or right of any kind or nature to acquire common stock or any other class of stock of the Company. For purposes of this Agreement, related party is to be broadly defined, and shall include any direct or indirect subsidiary, affiliate, officer, director, employee, partner, shareholders, legal or equitable beneficiary, or any person related to any such individual by blood or marriage or otherwise.

         b. The Holder has all requisite legal power and authority to enter into this Agreement. This Agreement has been duly authorized by all necessary action on the part of the Holder, has been duly executed and delivered by an authorized officer or representative of the Holder, and is a legal, valid and binding obligation of the undersigned enforceable in accordance with its terms, regardless of whether such enforceability is considered in a proceeding in law or in equity.

         c. The Holder has reviewed the Investment Representation Letter attached hereto as Exhibit "C". All information provided therein and in this Agreement is true and correct as of the date hereof and as of the date of the Closing hereof. All information provided therein and in this Agreement is true and correct as of the date hereof and as of the date of the Closing hereof, except as modified as follows: New Generation Limited Partnership ("New Generation"), has entered into a "Put Option Agreement" with Christopher Baker pursuant to which, under certain conditions, New Generation can require Mr. Baker to purchase an agreed upon percentage of New Generation's Amended Bond plus accrued, unpaid interest, plus the Amended Warrants on such portion of the bond. Also, Fundamental Investors, L.P. ("Fundamental") has entered into a "Put Option Agreement" with Mr. Baker pursuant to which, immediately subsequent to the

Closing hereof, Fundamental has the right to sell Mr. Baker an agreed upon percentage of Fundamental's Amended Bond and the accrued unpaid interest thereon. Fundamental has also agreed to sell all Amended Warrants received by it on such bond to Mr. Baker. Execution of this Agreement shall be deemed execution of the Investment Representation Letter.

     4. Representations and Warranties of the Company.

     As of the Closing Date, the Company represents, warrants and covenants to the Subscriber that:

     (a) Organization, Standing, etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own its assets and carry on its business as presently conducted. The Company has all requisite corporate power and authority to (i) execute, deliver, and perform its obligations under this Agreement and the Amended Warrants and all other agreements and instruments executed and delivered pursuant to or in connection with this Agreement and Amended Warrant (collectively the "Operative Agreements"), and (ii) issue the Amended Warrant in exchange for the Outstanding Exchange Warrants.

     (b) Authorization and Execution; Amended Warrants Validly Issued. The execution, delivery and performance by the Company of this Agreement and the other Operative Agreements, and the issuance of the Amended Warrant hereunder have been duly and validly authorized by the Company. This Agreement and the other Operative Agreements have been duly executed and delivered by the Company and constitute valid and binding agreements of the Company enforceable against the Company in accordance with their respective terms. Upon the Closing, the shares of common stock issuable pursuant to the Amended Warrant will upon issuance be duly and validly issued and outstanding, fully paid and nonassessable (other than the exercise price of the Amended Warrant).

     (c) Contravention. The execution, delivery and performance of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated thereby do not contravene or constitute a default under or violate (i) any provision of applicable law or regulation the violation of which would have a material adverse effect on the Company or the Amended Warrant, (ii) the Articles of Incorporation and Bylaws of the Company, or (iii) any agreements, judgment, injunction, order, decree or other instrument binding upon the Company or any of its assets or properties, the violation of which would have a material adverse effect on the Company or on the Amended Warrant.

     For purposes of this Agreement, a "material adverse effect" means a material adverse effect on (a) the business, operations, property or condition (financial or otherwise) of the Company, (b) the ability of the Company to perform its obligations under this Agreement, or any other Operative Agreements to which it is a party, or (c) the validity, enforceability, perfection or priority of this Agreement or the rights or remedies of the Holder.

     (d) Governmental Regulations. Except as required pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act") and State securities laws, the Company is not subject to any foreign, Federal or State law or regulation limiting its ability to enter into this Agreement or any other Operative Agreement, to issue the Amended Warrant or to perform its obligations required thereby.

     (e) Bishkek Casino. The Company will fully fund the "Bishkek Casino" project with a minimum of US $250,000 prior to April 15, 1998 (which US $250,000 shall include the contribution to cage cash).

     (f) Term of Warrants. The terms of the Warrants issued to the persons and entities listed on Exhibit "A" shall be identical to the terms of the warrants issued pursuant to the $ 17 Million Agreement, except for the expiration date of such Warrants. This shall not include the number of warrants or percentage ownership of the Company, but rather the governing terms. Nothing herein shall effect the terms of the Warrants as contained in Exhibit "B".

     (g) Non-Accountable Expenses. The Company will pay C.P. Baker & Company a one-time non-accountable expense fee of US $15,000 within ten days following the Closing of this Agreement.

     (h) Tax reporting. To the extent lawful, the Company agrees that for tax purposes, it will take the position that the Amended Warrant has no value. This shall not be deemed an indemnity of the Holder by the Company, unless the company refuses to take such a position when such position is lawful. Subject to the limitations in this subparagraph, tax filings by the Company will be prepared in a manner consistent with this treatment.

     5. Surrender of Securities.

     Immediately following and in the event of the Closing, the Holder shall surrender to the Company the Outstanding Exchange Warrants, which shall be canceled and exchanged for the Amended Warrant in the form attached hereto.

     6. Closing.

     The closing this Agreement shall be deemed to occur simultaneously with and only in the event of the closing of the $17 Million Agreement (the "Closing"). The Holder acknowledges that the Amended Warrants shall be delivered subsequent to the Closing and that the Outstanding Exchange Warrants shall be returned to the Company. The parties hereto agree to act in good faith and to use their best efforts to the extent additional documents, actions or information are necessary post-closing and covenant to cooperate with each other in taking all necessary actions related thereto.

     7. Survival of Representations and Warranties; Beneficiaries

     All representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement. The parties hereto acknowledge that the Subscribers to the $17 Million Agreement and the parties to the Consent Agreement are entitled to rely upon and are beneficiaries of this Agreement and the representations, warranties, covenants and agreements made herein.

     8. Waiver of Jury Trial.

     Each of the parties hereto irrevocably and unconditionally waives the right to trial by jury in any legal or equitable action, suit or proceeding arising out of or relating to this agreement, the units or any other operative agreement or any transaction contemplated hereby or thereby or the subject matter of any of the foregoing.

     9. Notices to the Company.

     All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, telex, telecopier or overnight air courier guaranteeing next day delivery:

     (a) if to the Company, to it at the following address:

         Trans World Gaming Corp.
         One Penn Plaza
         Suite 1503
         New York, New York 10119
         Attn:  Dominick Valenzano, Chief Financial Officer

     (c) if to the Holder, to the address set forth on the signature page hereto, or at such other address as either party shall have specified by notice in writing to the other.

     All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, certified mail, postage prepaid, if mailed; when answered back, if telexed; when receipt is orally acknowledged, if telecopied; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

     If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

     10. Notification of Changes.

     The Holder and the Company agree and covenant to notify the other promptly upon the occurrence of any event prior to the Closing which would cause any representation, warranty, covenant or other statement contained in this Agreement by such person so notifying to be false or incorrect or of any material change in any statement made herein occurring prior to the Closing Date.

     11. Assignability.

     This Agreement is not assignable by the Holder or the Company, and may not be modified, waived or terminated except by an instrument in writing signed by the party against whom enforcement of such modifications, waiver or termination is sought.

     12. Binding Effect.

     Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, and legal representatives, and assigns, including any transferee of the Outstanding Exchange Warrants and the Amended Warrant, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, and legal representatives and assigns. If the Holder is more than one person, the obligation of the Holder shall be joint and several and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators and successors.

     13. Obligations Irrevocable.

     The obligations of the Holder shall be irrevocable, except with the consent of the Company, until the Closing or earlier termination of the $17 Million Subscription Agreement.

     14. Entire Agreement.

     This Agreement constitutes the entire agreement of the Holder and the Company relating to the matters contained herein, superseding all prior contracts, commitments, or agreements, whether oral or written.

     15. Governing Law.

     This Agreement shall be governed and controlled as to the validity, enforcement, interpretations, construction and effect and in all other aspects by the substantive laws of the State of New York, without reference to conflicts of laws principles.

     16. Severability.

     If any provision of this Agreement or the application thereof to any Holder or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Holders or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

     17. Headings.

     The headings in this Agreement are inserted for convenience and identification only and are not intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

     18. Counterparts.

     This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Agreement to Amend Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:


                                 By:
                                     ----------------------------

                                 Its:
                                      ---------------------------


                                 INDIVIDUAL HOLDER:


                                 By:
                                     ----------------------------


                                    PARTNERSHIP HOLDER:


                                    By:
                                        --------------------------

                                    Its:
                                         -------------------------


                                 TRANS WORLD GAMING CORP:


                                 By:  /s/ Andrew Tottenham
                                     -----------------------------
                                 Its:  President
                                     -----------------------------

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Agreement to Amend Warrants this 25 day of March, 1998.

                                CORPORATE HOLDER:

                                By:  /s/ Christopher P. Baker
                                    ---------------------------------


                                Its:  Christopher P. Baker, President
                                     --------------------------------
                                       C.P. Baker & Co., Ltd.
                                     --------------------------------


                                 INDIVIDUAL HOLDER:

                                 By:  /s/ Christopher P. Baker
                                     --------------------------------

                                 PARTNERSHIP HOLDER:

                                 By:  /s/ Christopher P. Baker
                                     --------------------------------
                                 Its:  Christopher P. Baker, President
                                       ------------------------------
                                       C.P. Baker & Co., Ltd. General
                                       -------------------------------
                                       Partner to C.P. Baker Venture
                                       -----------------------------
                                       Fund I, Limited Partnership
                                       -----------------------------

                                 TRANS WORLD GAMING CORP:

                                 By:
                                    ----------------------------------

                                 Its:
                                     ---------------------------------

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Agreement to Amend Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:

                                 By:
                                    ------------------------------------

                                 Its:
                                    ------------------------------------


                                 INDIVIDUAL HOLDER:

                                 By:  /s/ Adrienne Baker
                                    ------------------------------------

                                 PARTNERSHIP HOLDER:

                                 By:
                                    ------------------------------------

                                 Its:
                                    ------------------------------------


                                 TRANS WORLD GAMING CORP:

                                 By:
                                     ------------------------------------

                                 Its:
                                     ------------------------------------

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Agreement to Amend Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:

                                 By:
                                     -----------------------------------

                                 Its:
                                     -----------------------------------


                                 INDIVIDUAL HOLDER:

                                 By:  /s/ David Friedson
                                    ------------------------------------

                                 PARTNERSHIP HOLDER:

                                 By:
                                    ------------------------------------

                                 Its:
                                      -----------------------------------


                                 TRANS WORLD GAMING CORP:

                                 By:
                                     ------------------------------------

                                 Its:
                                      ------------------------------------

                                   Exhibit "A"


                   1                                                   2                             3
                   -                                                   -                             -
                                                               Number of Shares            Number of Shares of
       Name of Holder                                             Outstanding               Amended Warrants

1.     C.P. Baker Venture Fund I., L.P.                             53,320                          218,862

2.     Christopher P. Baker,
       individually                                                266,600                        1,094,309

3.     Adrienne Baker                                               13,333                           54,728

4.     David Friedson                                               66,667                          273,647

5.     C.P. Baker & Co., Ltd.                                       99,975                          410,366


                                                          --------------------------     ---------------------------
       Total                                                       499,895                        2,051,912


                                   Exhibit "B"

                             FORM OF AMENDED WARRANT

                    THESE SECURITIES HAVE NOT BEEN REGISTERED
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                   OR ANY STATE SECURITIES ACT, AND MAY NOT BE
                   TRANSFERRED WITHOUT REGISTRATION UNDER SUCH
                    ACTS OR PURSUANT TO AN OPINION OF COUNSEL
                      SATISFACTORY TO THE ISSUER THAT SUCH
                          REGISTRATION IS NOT REQUIRED.


                               WARRANT TO PURCHASE
                                  COMMON STOCK

                                 Series D No. __


                            TRANS WORLD GAMING CORP.
                             (a Nevada corporation)


                              Dated: March 31, 1998



     THIS  CERTIFIES  that          (together  with its  successors or
permitted assigns, the "Holder") is entitled to purchase from Trans World Gaming
Corp., a Nevada  corporation  ("Company") up to        shares of the Company's
common stock, par value $.001 per share (the "Common Stock"), at a purchase price of $.01 per share of Common Stock (the "Warrant Price"), subject to adjustment as hereafter provided.

     This Warrant is issued pursuant to that certain Agreement to Amend Warrants dated as of March 25, 1998 (the "Agreement"), between the Company and the Holder.

     1.  Exercise of the Warrant.

     The rights represented by this Warrant may be exercised at any time on or before 5:00 p.m., New York time, on June 30, 2002, in whole or in part, by (i) the surrender of this Warrant (with the purchase form at the end hereof properly executed) at the principal executive office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company); (ii) payment to the Company of the Warrant Price then in effect for the number of shares of Common Stock specified in the above-mentioned purchase form together with applicable stock transfer taxes, if any; and (iii) delivery to the Company of a duly executed agreement signed by the person(s) designated in the purchase form to the effect that such person(s) agree(s) to be bound by the provisions of Paragraph 5 and subparagraph (b), (c) and (d) of Paragraph 6 hereof. This Warrant shall be deemed to have been exercised, in whole or in part to the extent specified, immediately prior to the close of business on the date this Warrant is surrendered and payment is made in accordance with the foregoing provisions of this Paragraph 1, and the person or persons in whose name or names the certificates for the Common Stock shall be issuable upon such exercise shall become the Holder or Holders of record of such Common Stock at that time and date. The Common Stock so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten (10) business days, after the rights represented by this Warrant shall have been so exercised. If at any time this Warrant is exercised as to less than the total number of shares for which it may be exercised, and this Warrant shall not have expired, the Company shall promptly issue to the Holder a new Warrant identical in form as to this Warrant as to the remaining shares hereunder.

     2.  Transfer.

     Subject to the legend set forth at the top of the first page hereof, this Warrant may be assigned in whole or in part by the Holder by (i) completing and executing the form of assignment at the end hereof and (ii) surrendering this Warrant with such duly completed and executed assignment form for cancellation, accompanied by funds sufficient to pay any transfer tax, at the office or agency of the Company referred to in Paragraph 9(b), hereof; whereupon the Company shall issue, in the name or names specified by the Holder (including the Holder) a new Warrant or Warrants of like tenor and representing in the aggregate rights to purchase the same number of shares of Common Stock as are then purchasable hereunder.

     3.  Covenants of the Company.

         (a) The Company covenants and agrees that all Common Stock and Common Stock issuable upon exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable and no personal liability will, for Company obligations, attach to the holder thereof by reason of being such a holder, other than as set forth herein.

         (b) The Company covenants and agrees that during the period within which this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

     4.  No Rights of Stockholder.

         This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

     5.  Registration.

         (a) The Holder shall have the right to have the shares of Common Stock underlying this Warrant registered as part of the next public offering of the Common Stock. If no Common Stock offering has occurred by June 30, 1998, then upon the written request of any combination of the holders of Common Stock or of Warrants issued by the Company and collectively exercisable into not less than 100,000 shares of Common Stock (as such number may be adjusted under Paragraph
7), and on a one-time basis, the Company shall file, within ninety (90) days after written request such registration, and use its best efforts to cause to be declared effective ninety (90) days thereafter, by the Securities and Exchange Commission, a registration statement or post-effective amendment thereto as permitted under the Securities Act of 1933, as amended (the "Act"), covering the sale by the Holder of the Common Stock issuable upon exercise of this Warrant or any portion hereof (the "Registerable Securities"). The Company shall supply prospectuses in order to facilitate the public sale or other disposition of the Registerable Securities, use its best efforts to register and qualify any of the Registerable Securities for sale in such states as such Holder reasonably designates and do any and all other acts and things which may be necessary to enable such Holder to consummate the public sale of the Registerable Securities, and furnish indemnification in the manner provided in Paragraph 6 hereto. The Holder shall furnish information reasonably requested by the Company in accordance with such post-effective amendments or registration statements, including its intentions with respect thereto, and shall furnish indemnification as set forth in Paragraph 6.

        (b) The Company will maintain such registration statement or post-effective amendment current and effective under the Act until two years following the expiration of the exercisability of this Warrant, or until shares owned by the Holder are eligible for sale without restriction under Rule 144.

        (c) The Company shall bear the entire cost and expense of any registration of securities under Paragraph 5 hereof. Notwithstanding the foregoing, any Holder whose Registerable Securities are included in any such registration statement pursuant to this Paragraph 5 shall, however, bear the fees of any counsel retained by him and any transfer taxes or underwriting discounts or commissions applicable to the Registerable Securities sold by him pursuant thereto.

        (d) In addition the Company shall:

            (i) furnish to the Holder such numbers of copies of a summary prospectus or other prospectus, including a preliminary prospectus or any amendment or supplement to any prospectus, in conformity with the requirements of the 1933 Act, and such other documents, as the Holder may reasonably request in order to facilitate the public sale or other disposition of the securities owned by the Holder;

            (ii) use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as the Holder shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such Holder to consummate the public sale or other disposition in such jurisdictions of the securities owned by such Holder, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or to file therein any general consent to service of process;

            (iii) use its best efforts to list such securities on any securities exchange on which any securities of the Company is then listed, if the listing of such securities is then permitted under the rules of such exchange;

            (iv) enter into and perform its obligations under an underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering;

            (v) notify the Holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the 1933 Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

            (vi) furnish, at the request of the Holder on the date such Registrable Securities are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Securities are not being sold through underwriters, on the date the registration statement with respect to such Registrable Securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and to the Holder making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as the Holder of such Registrable Securities may reasonably request and are customarily included in such an opinion and (ii) letters, dated, respectively, (1) the effective date of the registration statement and (2) the date such Registrable Securities are delivered to the underwriters, if any, for sale pursuant to such registration, from a firm of independent certified public accountants of recognized standing selected by the Company, addressed to the underwriters, if any, and to the Holder making such request, covering such financial, statistical and accounting matters with respect to the registration in respect of which such letters are being given as the Holder of such Registrable Securities may reasonably request and are customarily included in such letters; and

            (vii) take such other actions as shall be reasonably requested by any Holder to facilitate the registration and sale of the Registrable Securities.

     6.  Indemnification.

         (a) Whenever pursuant to Paragraph 5 a registration statement relating to any Registerable Securities is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless each Holder of the Registerable Securities covered by such registration statement, amendment or supplement (such holder hereinafter referred to as the "Distributing Holder"), each person, if any, who controls (within the meaning of the Act) the Distributing Holder, and each officer, director, employee, partner or agent of the Distributing Holder, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter and each officer, director, employee, agent or partner of such underwriter against any losses, claims, damages or liabilities joint or several, to which the Distributing Holder, any such underwriter or any other person described above may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Distributing Holder and each such underwriter or such other person for any legal or other expenses reasonably incurred by the Distributing Holder, or underwriter or such other person, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case (i) to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder, any other Distributing Holder or any such underwriter or any other such person for use in the preparation thereof, and
(ii) such losses, claims, damages or liabilities arise out of or are based upon any actual or alleged untrue statement or omission made in or from any preliminary prospectus, but corrected in the final prospectus, as amended or supplemented.

         (b) Whenever pursuant to Paragraph 5 a registration statement relating to the Registerable Securities is filed, amended or supplemented under the Act, the Distributing Holder will indemnify and hold harmless the Company and each underwriter, each of their respective directors, each of their respective officers, employees, partners and agents thereto, and each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims, damages or liabilities to which the Company or any such director, officer, employees, partners and agents or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof, or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission was made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation thereof; and will reimburse the Company or any such director, officer, employees, partners and agents or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

         (c) Promptly after receipt by an indemnified party under this Paragraph 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Paragraph 6.

         (d) In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnified party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnifying party, and after notice from the indemnified party to such indemnifying party of its election to so assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Paragraph 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

     7.  Adjustment of Warrant Price and Number of Securities.

         (a) The Warrant Price shall be subject to adjustment from time to time as follows:

              (i) In case the Company shall at any time after the date hereof pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, then upon such dividend or distribution the Warrant Price in effect immediately prior to such dividend or distribution shall forthwith be reduced to a price determined by dividing:

                   (A) an amount equal to the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution multiplied by the Warrant Price in effect immediately prior to such dividend or distribution, by

                   (B) the total number of shares of Common Stock outstanding immediately after such issuance or sale.

     For the purposes of any computation to be made in accordance with the provision of this clause (i), the following provisions shall be applicable:
Common Stock issuable by way of dividend or other distribution on any stock of the Company shall be deemed to have been issued immediately after the opening of business on the date following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution.

              (ii) In case the Company shall at any time subdivide or combine the outstanding Common Stock, the Warrant Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination. Any such adjustment shall become effective at the time such subdivision or combination shall become effective.

              (iii) In case the Company shall at any time or from time to time issue or sell shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock, or any options, warrants or other rights to acquire shares of Common Stock) at a price per share less than the Market Price per share of Common Stock (treating the price per share of any security exchangeable or exercisable into Common Stock as equal to (x) the sum of the price for such security convertible, exchangeable or exercisable into Common Stock plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such security into Common Stock divided by (y) the number of shares of Common Stock initially underlying such convertible, exchangeable or exercisable security), other than issuance or sales of Common Stock pursuant to any employee benefit plan, then, and in each such case, the number of shares of Common Stock thereafter purchasable upon exercise of a Warrant shall be determined by multiplying the number of shares of Common Stock theretofore purchasable upon exercise of each Warrant by a fraction (A) the numerator of which shall be the sum of the number of shares of Common Stock outstanding on such date plus the number of additional shares of Common Stock issued (or the maximum number into which such convertible or exchangeable securities initially may convert or exchange or for which such options, warrants or other rights initially may be exercised) and (B) the denominator of which shall be the sum of the number of shares of Common Stock outstanding on such date plus the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued (or into which such convertible or exchangeable securities may convert or exchange or for which such options, warrants or other rights may be exercised plus the aggregate amount of any additional consideration initially payable upon conversion, exchange or exercise of such security) would purchase at the Market Price per share of Common Stock on such date. Such adjustment shall be made whenever such shares, securities, options, warrants or other rights are issued, and shall become effective retroactively immediately after the close of business on the record date for the determination of stockholders entitled to receive such shares, securities, options, warrants or other rights; provided, that the determination as to whether an adjustment is required to be made pursuant to this Section 7(a) shall only be made upon the issuance of such shares or such convertible or exchangeable securities, options, warrants or other rights, and not upon the issuance of the security into which such convertible or exchangeable security converts or exchanges, or the security underlying such option, warrant or other right. Notwithstanding the foregoing, in the event of such issuance or sale of Common Stock at a cash price less than the Market Price, no such adjustment under this
                    Section 7(a) need be made to the number of shares underlying the Warrant unless such adjustment would require an increase or decrease of at least 1% of the number of shares underlying the Warrant. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% of number of shares underlying the Warrant. For the purpose of this Agreement, the term "Market Price" shall mean (i) if the Common Stock is traded in the over-the-counter market or on the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), the average per share closing prices of the Common Stock on the 20 consecutive trading days immediately preceding the date in question as reported by NASDAQ or an equivalent generally accepted reporting service, or (ii) if the Common Stock is traded on a national securities exchange, the average for the 20 consecutive trading days immediately preceding the date in question of the daily per share closing prices of the Common Stock on the principal stock exchange on which it is listed, as the case may be. The closing price referred to above shall be the last reported sales price or in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange or automated quotation system on which the Common Stock is then listed. Whenever the number of shares of Common Stock purchasable upon exercise of each Warrant is adjusted, the Warrant Price for each share of Common Stock payable upon exercise of each Warrant shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of each Warrant immediately prior to such adjustment and the denominator of which shall be the number of shares of Common Stock purchasable immediately after such adjustment.

              (iv) Within a reasonable time after the close of each quarterly fiscal period of the Company during which the Warrant Price or number of shares issuable upon exercise of this Warrant has been adjusted as herein provided, the Company shall deliver to the Holder a certificate signed by the President or Vice President of the Company and by the Treasurer or Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, showing in detail the facts requiring all such adjustments occurring during such period and the Warrant Price after each such adjustment.

         (b) In the event that the number of outstanding shares of Common Stock is increased by a stock dividend or distribution payable in Common Stock or by a subdivision of the outstanding Common Stock, then, from and after the record date thereof, by reason of such dividend, distribution or subdivision, the number of shares of Common Stock issuable upon the exercise of the Warrant shall be increased in proportion to such increase in outstanding shares. In the event that the number of shares of Common Stock outstanding is decreased by a combination of the outstanding Common Stock, then, from and after the record date thereof, the number of shares of Common Stock issuable upon the exercise of the Warrant shall be decreased in proportion to such decrease in the outstanding shares of Common Stock.

         (c) In case of any reorganization or reclassification of the outstanding Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination), or in case of any consolidation of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding Common Stock), or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the holder of the Warrant then outstanding shall thereafter have the right to purchase the kind and amount of shares of common stock and other securities and property receivable upon such reorganization, reclassification, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which the holder of the Warrant shall then be entitled to purchase; such adjustments shall apply with respect to all such changes occurring between the date of this Warrant Agreement and the date of exercise or expiration of the Warrant.

         (d) Subject to the provisions of this Section, in case the Company shall, at any time prior to the exercise of the Warrant, desire to declare a dividend or make any distribution of its assets to holders of its Common Stock, whether as a liquidating or a partial liquidating dividend or for any other purpose, the Company shall provide the holder of the Warrant with written notice of such intent not less than thirty (30) days prior to the record date to determine holders of Common Stock entitled to receive such distribution and the holder of this Warrant shall have until 5:00 p.m. EST on the twentieth (20th) day following the actual receipt of such notice to elect whether to exercise this Warrant in accordance with the terms herein. In the event of proper election to exercise the Warrant, the holder of this Warrant shall be deemed to be a holder of Common Stock as of the record date for such distribution. Should the holder of the Warrant elect to exercise his Warrant within 20 days after the record date for the determination of those holders of Common Stock entitled to such dividend or distribution, he shall be entitled to receive for the Warrant Price per Warrant, in addition to each share of Common Stock, the amount of such distribution (or, at the option of the Company, a sum equal to the value of any such assets at the time of such distribution as determined by the Board of Directors of the Company in good faith), which would have been payable to the holder had he been the holder of record of the Common Stock receivable upon exercise of his Warrant on the record date for the determination of those entitled to such distribution.

         (e) In case of the dissolution, liquidation or winding-up of the Company, all rights under the Warrant shall terminate on a date fixed by the Company, such date to be no earlier than ten (10) days prior to the effectiveness of such dissolution, liquidation or winding-up and not later than five (5) days prior to such effectiveness. Notice of such termination of purchase rights shall be given to the last registered holder of this Warrant, as the same shall appear on the books of the Company, by registered mail at least thirty (30) days prior to such termination date.

         (f) In case the Company shall, at any time prior to the expiration of this Warrant and prior to the exercise thereof, offer to the holders of its Common Stock any rights to subscribe for additional shares of any class of the Company, then the Company shall give written notice thereof to the last registered holder hereof not less than thirty (30) days prior to the date on which the books of the Company are closed or a record date is fixed for the determination of the stockholders entitled to such subscription rights. Such notice shall specify the date as to which the books shall be closed or record date fixed with respect to such offer of subscription and the right of the holder hereof to participate in such offer of subscription shall terminate if this Warrant shall not be exercised on or before the date of such closing of the books or such record date.

         (g) Any adjustment pursuant to the aforesaid provisions shall be made on the basis of the number of shares of Common Stock which the holder thereof would have been entitled to acquire by the exercise of the Warrant immediately prior to the event giving rise to such adjustment.

         (h) Irrespective of any adjustment in the Warrant Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants previously or hereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant.

         (i) The Company shall retain a firm of independent public accountants (who may be any such firm regularly employed by the Company) to make any computation required under this Section.

         (j) If at any time, as a result of an adjustment made pursuant to this Paragraph 7, the Holder of this Warrant shall become entitled to purchase any securities other than shares of Common Stock, thereafter the number of such securities so purchasable upon exercise of each

Warrant and the Warrant Price for such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock.

     8.  Fractional Shares.

     The Company shall not be required to issue fractions of shares of Common Stock on the exercise of this Warrant; provided, however, that if a Holder exercises all the Warrants held of record by such Holder, the fractional interests shall be eliminated by rounding any fraction up to the nearest whole number of shares, if the fraction is equal to or greater than .5, and down if the fraction is less than .5.


     9.  Miscellaneous.

         (a) This Warrant shall be governed by and in accordance with the laws of the State of New York.

         (b) All notices, requests, consents and other communications hereunder shall be made in writing and shall be deemed to have been duly made when delivered, or mailed by registered or certified mail, return receipt requested:
(i) if to a Holder, to the address of such Holder as shown on the books of the Company, or (ii) if to the Company, One Penn Plaza, Suite 1503, New York, NY 10119.

         (c) All the covenants and provisions of this Warrant by or for the benefit of the Company and the Holders inure to the benefit of their respective successors and assigns hereunder.

         (d) Nothing in this Warrant other than Section 6 shall be construed to give to any person or corporation other than the Company and the registered Holder or Holders, any legal or equitable right, and this Warrant is for the sole and exclusive benefit of the Company and the Holder or Holders.

     IN WITNESS WHEREOF, Trans World Gaming Corp. has caused this warrant to be signed by its duly authorized officer and this Warrant to be dated March 31, 1998.

                                 TRANS WORLD GAMING CORP.

                                 By:
                                     -------------------------
                                 Its:
                                     -------------------------

                                     FORM OF
                               NOTICE OF EXERCISE


                      (To be executed upon partial or full
                  exercise of the Warrants represented hereby)


The undersigned registered Holder of the Warrants represented by the attached Warrant Certificate irrevocably exercises such Warrant for and purchases ( ) shares of Common Stock of Trans World Gaming Corp. (the "Company").

     The undersigned herewith makes payment therefore in the amount of $ , consisting of $ by wire transfer or certified or cashiers' check at a price of $ per share and requests that a certificate (or certificates) in denominations of ( ) shares of Common Stock of the Company hereby purchased be issued in the name of and delivered to the undersigned or such designee of the undersigned and, if such shares of Common Stock (together with any shares issued upon exercise of other Warrants or replacement Warrants) shall not include all of the shares of Common Stock issuable upon exercise of all Warrants represented by such Warrant Certificate (or if a new or replacement Warrant is otherwise to be provided pursuant to the Warrant Certificate), that a new or replacement Warrant Certificate of like tenor for the number of Warrants not being exercised (and not being surrendered) hereunder be issued in the name of and delivered to the undersigned, whose address is .

Dated:
       -----------, -----.


                                 -----------------------------
                                 (Signature of Registered Holder)

                                 By:
                                    ------------------------------------

                                 Title:
                                       ---------------------------------

                                   Exhibit "C"


                        INVESTMENT REPRESENTATION LETTER
                              (Accredited Investor)

                                 March __, 1998


Trans World Gaming Corp.
One Penn Plaza, Suite 1503
New York, New York 10119

Attn: Mr. Andrew Tottenham, President


Dear Mr. Tottenham:

     This letter is submitted in conjunction with and pursuant to the terms and conditions contained in that certain Agreement to Amend Warrants (the "Agreement"). The undersigned Purchaser is exchanging all of the issued outstanding warrants of Trans World Gaming Corp. (the "Company") held by it for certain new warrants (the "Amended Warrant") issued by the Company pursuant to the Agreement. In order to induce the Company issue the Amended Warrant (the "Units") to the Purchaser, the Purchaser makes the representations and warranties contained herein.

     The Company has informed the Purchaser that the Units have not been registered with the Securities and Exchange Commission nor with the securities authorities of any state, and that the Units must be held indefinitely unless they are subsequently registered under the Securities Act of 1933, as amended, and the appropriate state securities laws, or an exemption from such registration is available and counsel to the Purchaser provides an opinion regarding such exemption which is satisfactory to the Company. The Purchaser understands that the Company is under no obligation to register the Units or to comply with any such exemption, except as may be set forth in any binding agreement between the parties. The Purchaser understands that no federal or state securities authority has made any finding or determination as to the fairness of investment in, nor any recommendation or endorsement of, the Units.

     The Purchaser hereby represents and warrants to the Company that Purchaser is purchasing the Units for Purchaser's own account for investment and not with a view to dividing the Units with others, or with a view to or in connection with an offering or any distribution of the Units, and that the Purchaser has no present intention of selling or otherwise disposing of the Units.

     In order to assure the Company with respect to the foregoing, the Purchaser further represents and warrants the following facts:

         (a) Except as specifically noted above, it is the intention of the Purchaser to receive and hold the Units for the private personal investment of the Purchaser for Purchaser's own account. Any sale or exchange or offer of the Units will be made in only if the Units are registered under the Securities Act of 1933, as amended, or the sale can be made pursuant to an exemption from the registration requirements of such Act and any applicable state securities act and such exception is set forth in an opinion of Purchaser's counsel satisfactory to the Company.

         (b) The Purchaser has no contract, understanding, agreement or arrangement with any person or entity to sell or transfer to any such persons or entities, or to anyone, or to have any such person or entity sell for the Purchaser the Units and the Purchaser is not engaged in, and does not plan to engage in any discussion with any person or entity relating to the sale or transfer of the Units.

         (c) Except as specifically noted above, as of the present date, the Purchaser is not aware of any occurrence, event or circumstance upon the happening of which Purchaser intends to transfer or sell the Units, or any part thereof, and the Purchaser does not have any present intention to sell the Units, or any part thereof, after the lapse of any particular period of time. Purchaser understands that Purchaser may be required to bear the economic risks of Purchaser's investment in the Units for an indefinite period of time.

         (d) The Purchaser has no present obligation, indebtedness or commitment and has no knowledge of any circumstances in existence, which would compel the Purchaser to secure funds by the sale of the Units, nor is the Purchaser a party to any plans or undertakings requiring funds, which plans or undertakings can be consummated only by the sale of all or part of the Units.

         (e) The Undersigned is an "Accredited Investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933. (f) The negotiations for the purchase of such Units have been conducted directly between the Purchaser on the one hand and the Company on the other. The Purchaser has been given the opportunity to ask questions of, and receive answers from, the Company and its officers concerning the terms and conditions of the sale of the Units and other matters pertaining to the investment in the Company in order for the Purchaser to evaluate the merits and risks of purchase of the Units. The Purchaser acknowledges that Purchaser has been furnished all information that Purchaser has requested to the extent that Purchaser considers necessary and advisable, and such information, along with the information and advice provided by the Purchaser Representative, is reasonable upon which to base an investment decision.

         (g) The Purchaser acknowledges Purchaser's understanding that the offering and sale of the Units is intended to be exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) of that Act, and that the Company is relying upon the representations made by the Purchasers herein for the purpose of qualifying such offering thereunder.

         (h) Investment in the Units is speculative and involves a high degree of risk of loss by the Purchaser of the Purchaser's entire investment. The Purchaser has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of the investment in the Units, can bear the economic risk of losing Purchaser's entire investment, has adequate means for providing for Purchaser's current needs and personal contingencies, and has no need for liquidity in an investment in the Units and is capable of evaluating the merits and risks of the investment in the Units.

     The Purchaser further understands that in the event Purchaser should in fact resell the Units, or any part thereof, within the foreseeable future, Purchaser may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended. The Purchaser further understands and agrees that the Units cannot be offered for sale, sold or otherwise transferred on the register of the Company until Purchaser has notified the Company in writing of Purchaser's intention to do so and unless and until the Company, if it deems appropriate, has been furnished with an opinion of counsel for the Purchaser satisfactory to counsel for the Company that such sale or transfer does not involve a violation of the Securities Act of 1933, as amended, or the securities laws of any state having jurisdiction. The Purchaser agrees that an appropriate restrictive legend may be placed on the certificates evidencing any Units issued pursuant hereto. The Purchaser hereby agrees to indemnify and hold the Company and its directors, officers, employees, agents and controlling persons, harmless from and against any losses, claims, damages or expenses (including attorneys fees) arising out of or resulting from the untruth of any representation or the breach of any warranty or covenant herein.

     The Purchaser agrees that transfer of the Units may be refused by the Company or its transfer agent if, in the opinion of counsel for the Company, any proposed sale or transfer by the Purchaser of the Units would not be in compliance with the applicable federal and state securities laws. The Purchaser has not received any offering materials from the Company and the investment is not made as a result of any general solicitation advertisements.

                                 Sincerely,

                                    EXHIBIT 3

                 CONSENT TO AMEND INDENTURE, BONDS AND WARRANTS


     This Consent to Amend Indenture, Bonds and Warrants is entered into as of March 25, 1998 by and between Trans World Gaming Corp. (the "Parent"), Trans World Gaming of Louisiana Inc. (the "Subsidiary"), U.S. Trust Company of Texas, N.A., solely in its capacity as Indenture Trustee (the "Trustee") and the undersigned (the "Holder"). The Parent and the Subsidiary shall be referred to herein as the "Company". Exhibits attached hereto are by this reference incorporated herein.

                                   BACKGROUND

     1. Pursuant to that certain Subscription Agreement dated July 1, 1996, those parties listed on Exhibit "A" hereto (collectively the "Holders") purchased those certain 12% Secured Convertible Senior Bonds in the sum of $4,800,000.00 (the "1996 Notes") and warrants to purchase Common Stock of the Parent (the "1996 Warrants") issued by the Company. An Indenture was executed in association with the 1996 Notes (the "1996 Indenture").

     2. The Parent has entered into that certain Subscription Agreement (the "$17 Million Agreement") dated as of March 16, 1998 pursuant to which it proposes to issue $15 to $17 million of Notes, together with warrants to purchase common stock of the Parent. The parties to the $17 Million Agreement have made it a condition of that $17 Million Agreement that the 1996 Notes, 1996 Warrants and 1996 Indenture (collectively the "1996 Documents") be modified as set forth herein.

     3. Attached hereto as Exhibit "B" is that certain Trans World Gaming Corp., Trans World Gaming of Louisiana, Inc. First Amended Indenture dated as of March 31, 1998, as to the $4.8 million 12% Secured Senior Bonds due 2005 (the "Amended Indenture") and related bonds (the "Amended Bonds"). Attached hereto as Exhibit "C" is that certain form of amended 1996 Warrant (the "Amended Warrant"). In addition, a separate warrant to purchase Common Stock of the Parent is being issued pursuant to the Amended Indenture to replace certain conversion rights granted to the Holders in the 1996 Indenture (the "Conversion Warrant"). The Holder, subject to certain conditions as set forth herein, has agreed that the 1996 Documents shall be amended and restated in form and substance of the Amended Indenture, Amended Bonds and Amended Warrant as attached hereto, and the Conversion Warrant attached hereto as Exhibit "D".

                                     TERMS

     Intending to be legally bound, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

     1.  Amendment

     Subject to the terms and conditions set forth herein, the 1996 Documents shall be amended and restated pursuant to Section 8.2 of the 1996 Indenture substantially in the form of the Amended Indenture, Amended Bonds, Amended Warrant and Conversion Warrant attached hereto. As to the Amended Bonds, the principal amount thereof shall be the same as the principal amount of the 1996 Notes owned by the Holder, as shall the accrued unpaid interest. The number of shares of common stock of the Parent which may be obtained by the Amended Warrant shall be the number set forth on Exhibit "A" next to the Holder's names at the same strike price ($1.00) as the 1996 Warrants, with such Amended Warrants to expire December 31, 2005. The number of shares subject to the Conversion Warrant is also set forth in Exhibit "A" next to the Holder's name. Such number of shares of common stock issuable pursuant to both the Amended Warrant and the Original Warrant shall not be subject to adjustment by virtue of the warrants issued pursuant to the $17 Million Subscription Agreement or any other warrant, right or agreement in existence as of or as a result the Closing hereof.

     2. This amendment of the 1996 Documents as set forth herein shall occur in the event of the following:

         a. In the event the $17 Million Subscription Agreement closes; and

         b. In the event all of the Holders on Exhibit "A" hereto are a party to this Agreement.

         3. Representations and Warranties of Holder.

         As of the Closing Date, the Holder represents and warrants as follows:

         a. The Holder is the owner, subject to paragraph C below, of and has not assigned, transferred, sold, pledged, optioned, endorsed or otherwise conveyed or transferred any interest in the 1996 Note or 1996 Warrant acquired by such Holder pursuant to the Subscription Agreement and as set forth opposite such Holder's name on Exhibit "A" hereto.

         b. The Holder has all requisite legal power and authority to enter into this Agreement. This Agreement has been duly authorized by all necessary action on the part of the Holder, has been duly executed and delivered by an authorized officer or representative of the Holder, and is a legal, valid and binding obligation of the undersigned enforceable in accordance with its terms, regardless of whether such enforceability is considered in a proceeding in law or in equity.

         c. The Holder has reviewed the Investment Representation Letter attached hereto as Exhibit "E". All information provided therein and in this Agreement is true and correct as of the date hereof and as of the date of the Closing hereof, except as modified as follows: New Generation Limited Partnership ("New Generation"), has entered into a "Put Option Agreement" with Christopher Baker pursuant to which, under certain conditions, New Generation can require

Mr. Baker to purchase an agreed upon percentage of New Generation's Amended Bond plus accrued, unpaid interest, plus the Amended Warrants on such portion of the bond. Also, Fundamental Investors, L.P. ("Fundamental") has entered into a "Put Option Agreement" with Mr. Baker pursuant to which, immediately subsequent to the Closing hereof, Fundamental has the right to sell Mr. Baker an agreed upon percentage of Fundamental's Amended Bond and the accrued unpaid interest thereon. Fundamental has also agreed to sell all Amended Warrants received by it on such bond to Mr. Baker. Execution of this Agreement shall be deemed execution of the Investment Representation Letter, as modified in its paragraph.

     4. Representations and Warranties of the Company.

     As of the Closing Date, the Company represents and warrants to the Subscriber that:

         (a) Organization, Standing, etc. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own its assets and carry on its business as presently conducted. The Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana and has all requisite corporate power and authority to own its assets and to carry on its business as presently conducted. Parent and Subsidiary have all requisite corporate power and authority to (i) execute, deliver, and perform their obligations under this Agreement, the Amended Indenture and Amended Bonds, the Amended Warrants, the Conversion Warrants and all other agreements and instruments executed and delivered pursuant to or in connection with this Agreement, the Amended Indenture, the Amended Bonds, the Conversion Warrant and Amended Warrants (collectively the "Operative Agreements"), and (ii) issue the Amended Bonds, the Conversion Warrants and the Amended Warrants in exchange for the 1996 Notes and 1996 Warrants.

         (b) Authorization and Execution; Amended Bonds, Conversion Warrants and Amended Warrants Validly Issued. The execution, delivery and performance by Parent and Subsidiary of this Agreement and the other Operative Agreements, and the issuance of the Amended Bonds, the Conversion Warrants and the Amended Warrants hereunder have been duly and validly authorized by Parent and Subsidiary. This Agreement and the other Operative Agreements have been duly executed and delivered by Parent and Subsidiary and constitute valid and binding agreements of Parent and Subsidiary enforceable against Parent and Subsidiary in accordance with their respective terms. Upon the Closing, the Amended Bonds will be valid and binding obligations of the Parent and Subsidiary and the shares of common stock issuable pursuant to the Amended Warrants and the Conversion Warrants will upon issuance be duly and validly issued and outstanding, fully paid and nonassessable (other than the exercise price of the Amended Warrants and Conversion Warrants).

         (c) Contravention. The execution, delivery and performance of this Agreement and the other Operative Agreements and the consummation of the transactions contemplated thereby do not contravene or constitute a default under or violate (i) any provision of applicable law or regulation the violation of which would have a material adverse effect on Parent or Subsidiary or on the Amended Bonds, the Conversion Warrants and the Amended Warrants, (ii) the Articles of

Incorporation and Bylaws of Parent or Subsidiary, or (iii) any agreements, judgment, injunction, order, decree or other instrument binding upon Parent or Subsidiary or any of their assets or properties, the violation of which would have a material adverse effect on Parent or Subsidiary or on the Amended Bonds, the Conversion Warrants and the Amended Warrants.

     For purposes of this Agreement, a "material adverse effect" means a material adverse effect on (a) the business, operations, property or condition (financial or otherwise) of Parent and Subsidiary, (b) the ability of the Parent or Subsidiary to perform their respective obligations under this Agreement, or any other Operative Agreement to which any of them is a party, or (c) the validity, enforceability, perfection or priority of this Agreement or the rights or remedies of the Trustee or the holder of the Amended Bonds, Amended Warrants or Conversion Warrants.

         (d) Governmental Regulations. Except as required pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act") and State securities laws, Parent and Subsidiary are not subject to any foreign, Federal or State law or regulation limiting their ability to enter into this Agreement or any other Operative Agreement, to issue the Amended Bonds, the Conversion Warrants and the Amended Warrants or to perform their obligations required thereby.

     5. Surrender of Securities; Value of Securities.

     Immediately following the Closing, the Holder shall surrender to the Indenture Trustee the 1996 Note and the 1996 Warrant, which shall be replaced with the Amended Bond in the form attached hereto, the Amended Warrant in the form attached hereto and the Conversion Warrant in the form attached hereto. The Parties hereby agree that, to the extent lawful, the parties will take the position, for income tax reporting purposes, that the value of the Amended Bonds are not greater than the value of the 1996 Notes and that the Amended Warrants and the Conversion Warrants have no value.

     6. Closing.

     The closing this Agreement shall be deemed to occur simultaneously with and only in the event of the closing of the $17 Million Agreement (the "Closing"). The Holder acknowledges that the Amended Notes, Amended Warrants and Conversion Warrants shall be delivered subsequent to the Closing and that the 1996 Notes and 1996 Warrants shall be returned to the Indenture Trustee. The parties hereto agree to act in good faith and to use their best efforts to the extent additional documents, actions or information are necessary post-closing and covenant to cooperate with each other in taking all necessary actions related thereto.

     7. Survival of Representations and Warranties.

     All representations and warranties contained in this agreement shall survive the execution and delivery of this Agreement.

     8. Waiver of Jury Trial.

     Each of the parties hereto irrevocably and unconditionally waives the right to trial by jury in any legal or equitable action, suit or proceeding arising out of or relating to this agreement, the units or any other operative agreement or any transaction contemplated hereby or thereby or the subject matter of any of the foregoing.

     9. Notices to the Company.

     All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, telex, telecopier or overnight air courier guaranteeing next day delivery:

         (a) if to the Company, to it at the following address:

             Trans World Gaming Corp.
             One Penn Plaza
             Suite 1503
             New York, New York 10119
             Attn:  Dominick Valenzano, Chief Financial Officer

         (b) if to the Indenture Trustee, to it at the following address:

             U.S. Trust Company of Texas
             2001 Ross Avenue
             Dallas, Texas 75201
             Attn:  John Stohlmann, Vice President

         (c) if to the Holder, to the address set forth on the signature page hereto, or at such other address as either party shall have specified by notice in writing to the other.

     All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, certified mail, postage prepaid, if mailed; when answered back, if telexed; when receipt is orally acknowledged, if telecopied; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

     If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

     10. Notification of Changes.

     The Holder and the Company agree and covenant to notify the other promptly upon the occurrence of any event prior to the Closing which would cause any representation, warranty,


                                Page 52 and 160
covenant or other statement contained in this Agreement by such person so notifying to be false or incorrect or of any change in any statement made herein occurring prior to the Closing Date.

     11. Assignability.

     This Agreement is not assignable by the Holder or the Company, and may not be modified, waived or terminated except by an instrument in writing signed by the party against whom enforcement of such modifications, waiver or termination is sought.

     12. Binding Effect.

     Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, and legal representatives, and assigns, including any transferee of the Amended Bonds, Amended Warrants and Conversion Warrants, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, and legal representatives and assigns. If the Holder is more than one person, the obligation of the Holder shall be joint and several and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators and successors. By entering into this Agreement, the Holder agrees that this agreement and the amendment to the 1996 Indenture authorized herein shall not constitute a default under the 1996 Indenture.

     13. Obligations Irrevocable.

     The obligations of the Holder shall be irrevocable, except with the consent of the Company, until the Closing or earlier termination of the $17 Million Subscription Agreement.

     14. Entire Agreement.

     This Agreement constitutes the entire agreement of the Holder and the Company relating to the matters contained herein, superseding all prior contracts, commitments, or agreements, whether oral or written.

     15. Governing Law.

     This Agreement shall be governed and controlled as to the validity, enforcement, interpretations, construction and effect and in all other aspects by the substantive laws of the State of New York, without reference to conflicts of laws principles.

     16. Severability.

     If any provision of this Agreement or the application thereof to any Holder or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Holders or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

     17. Headings.

     The headings in this Agreement are inserted for convenience and identification only and are not intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

     18. Counterparts.

     This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Consent to Amend Indenture, Bonds and Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:

                                 By:
                                    ------------------------------------

                                 Its:
                                    ------------------------------------


                                 INDIVIDUAL HOLDER:

                                 By:
                                    ------------------------------------

                                 PARTNERSHIP HOLDER:

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------


                                 TRANS WORLD GAMING CORP:

                                 By:  /s/ Andrew Tottenham
                                    ------------------------------------

                                 Its: President
                                     -----------------------------------



                                 TRANS WORLD GAMING
                                 OF LOUISIANA, INC.

                                 By:    /s/ Dominic Valenzano
                                    ------------------------------------

                                 Its:  Treasurer
                                     -----------------------------------

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Consent to Amend Indenture, Bonds and Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:

                                 By:
                                     -----------------------------------

                                 Its:
                                      -----------------------------------


                                 INDIVIDUAL HOLDER:

                                 By:
                                     -----------------------------------

                                 PARTNERSHIP HOLDER:

                                 Value Partners, Ltd.

                                 By:  Ewing Partners, Its General Partner

                                 By:  /s/ Timothy G. Ewing
                                     -----------------------------------
                                     Timothy G. Ewing, Partner


                                 TRANS WORLD GAMING CORP:

                                 By:
                                      -----------------------------------

                                 Its:
                                      -----------------------------------


                                 TRANS WORLD GAMING
                                 OF LOUISIANA, INC.

                                 By:
                                      -----------------------------------

                                 Its:
                                      -----------------------------------

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Consent to Amend Indenture, Bonds and Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------


                                 INDIVIDUAL HOLDER:

                                 By:
                                   ------------------------------------

                                 PARTNERSHIP HOLDER:

                                 By:  /s/ Christopher P. Baker
                                    -----------------------------------

                                 Its:  Christopher P. Baker, President
                                       C.P. Baker Inc., General Partner
                                       to Anasazi Partners, Limited Partnership

                                 TRANS WORLD GAMING CORP:

                                 By:
                                     ------------------------------------

                                 Its:
                                     ------------------------------------


                                 TRANS WORLD GAMING
                                 OF LOUISIANA, INC.

                                 By:
                                     ------------------------------------

                                 Its:
                                     ------------------------------------

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Consent to Amend Indenture, Bonds and Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:

                                 By:
                                    ------------------------------------
                                 Its:
                                     -----------------------------------


                                 INDIVIDUAL HOLDER:

                                 By:
                                    ------------------------------------

                                 PARTNERSHIP HOLDER:

                                 New Generation Limited Partnership

                                 By:  New Generation Advisers, Inc.,
                                      its General Partner

                                 By:      /s/ George Putnam III
                                    ------------------------------------

                                 Its:  President
                                      ----------------------------------


                                 TRANS WORLD GAMING CORP:

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------


                                 TRANS WORLD GAMING
                                 OF LOUISIANA, INC.

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Consent to Amend Indenture, Bonds and Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:

                                 By:
                                     ------------------------------------
                                 Its:
                                     ------------------------------------

                                 INDIVIDUAL HOLDER:

                                 By:
                                     ------------------------------------

                                 PARTNERSHIP HOLDER:

                                 Fundamental Investors L.P.

                                 By:  Robinson Value Group Inc.
                                    -----------------------------------
                                 Its:  General Partner
                                    -----------------------------------
                                 By:      /s/ Marius Robinsons
                                    -----------------------------------

                                 TRANS WORLD GAMING CORP.

                                 By:
                                    ------------------------------------
                                 Its:
                                     -----------------------------------


                                 TRANS WORLD GAMING
                                 OF LOUISIANA, INC.

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------

     IN WITNESS WHEREOF, the undersigned Holder and Company have executed this Consent to Amend Indenture, Bonds and Warrants this 25 day of March, 1998.

                                 CORPORATE HOLDER:

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------


                                 INDIVIDUAL HOLDER:

                                 By:  /s/ Lucille Friedson
                                    ------------------------------------

                                 By:  /s/ Belvin Friedson
                                    ------------------------------------


                                 PARTNERSHIP HOLDER:

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------


                                 TRANS WORLD GAMING CORP:

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------


                                 TRANS WORLD GAMING
                                 OF LOUISIANA, INC.

                                 By:
                                    ------------------------------------

                                 Its:
                                     -----------------------------------

                                   Exhibit "A"


                                                                                     Number of           Number of Shares as
                              Series #         Series #                              Shares as to        to Conversion
Name                          of 1996          of 1996         Principal amount      Amended             Warrant
of Holder                     Note             Warrant         of Amended Bond       Warrant
---------                     --------         --------        ----------------      ------------        -------------------

Value Partners, Ltd.                                           $3,000,000            600,000             2,000,000

Anasazi Partners                                               $1,000,000            200,000             666,667
Limited Partnership

New Generation                                                 $500,000              100,000             333,333
Limited Partnership

Fundamental                                                    $200,000              40,000              133,333
Investors, L.P.

Kevin Friedson and
Lucille Friedson                                               $100,000              20,000              66,667


                                   Exhibit "B"

                       FORM OF AMENDED INDENTURE AND BOND



================================================================================



                            TRANS WORLD GAMING CORP.
                      TRANS WORLD GAMING OF LOUISIANA, INC.

                                     Issuer

                                       and

                  U.S. TRUST COMPANY OF TEXAS, N.A., as Trustee


                                  FIRST AMENDED
                                    INDENTURE

                           Dated as of March 31, 1998


                              --------------------

                                   $4,800,000

                        12% Secured Senior Bonds Due 2005



================================================================================

     THIS FIRST AMENDED INDENTURE, dated as of March 31, 1998 between Trans World Gaming Corp., a Nevada corporation ("TWG"), and its wholly-owned subsidiary, Trans World Gaming of Louisiana, Inc., a Louisiana corporation (TWG Louisiana, which together with TWG shall be collectively, the "Issuer"), and U.S. Trust Company of Texas, N.A., a national banking association, not in its individual capacity but solely as trustee (the "Trustee"),


                              W I T N E S S E T H :

     WHEREAS, the Issuer has duly authorized the issue of its 12% Secured Senior Bonds Due 2005 (the "Securities"); and

     WHEREAS, the Issuer authorized and issued its $4,800,000 12% Secured Convertible Senior Bonds Due 1999 dated as of November 1, 1996 ("Original Securities"), pursuant to an Indenture dated as of November 1, 1996 ("Original Indenture"); and

     WHEREAS, one hundred percent (100%) of the holders of the issued and Outstanding Original Securities have agreed to the modification of the Original Securities and Original Indenture on the terms and conditions set forth herein; and

     WHEREAS, the Securities and the Trustee's certificate of authentication shall be in substantially the following form:


                           [FORM OF FACE OF SECURITY]

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES ACT, AND MAY NOT BE TRANSFERRED WITHOUT REGISTRATION UNDER SUCH ACTS OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

No.                                                                  $

                            TRANS WORLD GAMING CORP.
                      TRANS WORLD GAMING OF LOUISIANA, INC.
                        12% Secured Senior Bond Due 2005
                              Date: March 31, 1998

Trans World Gaming Corp., a Nevada corporation ("TWG"), and its wholly-owned subsidiary, Trans World Gaming of Louisiana, Inc., a Louisiana corporation (TWG Louisiana, which together with TWG shall be collectively, the "Issuer"), for value received hereby promise to pay jointly and severally to , or registered assigns, the principal sum of

Dollars, with interest thereon as set forth herein. Interest on the unpaid principal shall accrue the rate of 12% per annum. Interest shall accrue on this Security from June 30, 1996, the date of the Original Security for which this Security is being substituted and the date from which interest began accruing on the Original Security. The unpaid principal and accrued unpaid interest shall mature and be due and payable on the Maturity Date or such earlier date as provided herein. All payments of principal and interest shall be in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Should an Event of Default occur, the unpaid principal (and unpaid interest, to the extent permitted by applicable law) shall bear interest at the Default Rate. The Default Rate is 17% per annum compounded semiannually, subject to the Maximum Rate (as defined in the Indenture) and other limitations thereon as set forth in this Indenture.

     The sum of Excess Cash Flow allocable to this Security shall, except as otherwise provided in the Indenture referred to on the Reverse hereof, be paid to the Person in whose name this Security is registered on the Record Date next preceding such Cash Flow Payment Date, whether or not such is a Business Day;

     In the event a Default occurs as to the payment of Excess Cash Flow, interest shall accrue at the Default Rate from the preceding Record Date for which there was no such Default.

     Interest on this Security will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

     Reference is hereby made to the further provisions of this Security set forth on the reverse hereof which further provisions shall for all purposes have the same effect as if set forth in this place.

     IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

[Seal]                           TRANS WORLD GAMING CORP.


                                 By:
                                    ------------------------------------

                                 By:
                                    ------------------------------------


[Seal]                           TRANS WORLD GAMING OF LOUISIANA, INC.

                                 By:
                                    ------------------------------------

                                 By:
                                    ------------------------------------

                          [FORM OF REVERSE OF SECURITY]

                            TRANS WORLD GAMING CORP.
                      TRANS WORLD GAMING OF LOUISIANA, INC.
                        12% Secured Senior Bond Due 2005

     This Security is one of a duly authorized issue of debt of the Issuer, with an aggregate principal amount of $4,800,000, issued pursuant to The First Amended Indenture dated as of March 31, 1998, (the "Indenture"), duly executed and delivered by the Issuer to U.S. Trust Company of Texas, N.A., as Trustee (herein called the "Trustee"). Reference is hereby made to the Indenture and all indentures supplemental thereto for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Issuer and the Holders (the words "Holders" or "Holder" meaning the registered holders or registered holder) of the Securities. The Securities are secured obligations of the Issuer. Capitalized terms used in this Security and not defined herein shall have the meaning set forth in the Indenture.

     In case an Event of Default (as defined in the Indenture) shall have occurred and be continuing, the debt in respect of all of the Securities then Outstanding may be declared due and payable in the manner and with the effect, and subject to the conditions, provided in the Indenture. The Indenture provides that the Holders of a majority in aggregate principal amount of the Securities then Outstanding, by notice to the Trustee, may on behalf of the Holders of all of the Securities, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Securities on the Maturity Date or in respect of a covenant or provision that cannot be modified or amended without the consent of all Holders of the Securities. Any such consent or waiver by the Holder of this Security (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Security and any Security which may be issued in exchange or substitution therefore, whether or not any notation thereof is made upon this Security or such other Securities.

     The Indenture permits the Issuer and the Trustee, with the consent of (i) the Holders of not less than a majority in aggregate principal amount of the Securities at the time Outstanding, and (ii) the holders of 50% in aggregate principal amount of the 12% Senior Secured Notes due March 2005 of TWG, TWG International U.S. Corporation, a Nevada corporation ("TWG Finance") (the "Czech Notes"), issued pursuant to the terms of an Indenture dated March 31, 1998, among TWG, TWG International and TWG Finance and the Trustee, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or modifying in any manner the rights of the Holders of the Securities; PROVIDED that no such supplemental indenture shall, without the consent of each Holder affected thereby (and the holders of 75% in aggregate principal amount of the Czech Notes with respect to subsections (i) - (iii) and subsection (viii) as it relates to subsections (i) - (iii)) (with respect to any Securities held by a non-consenting Securityholder): (i) reduce the principal amount of Securities whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Security or alter the provisions with respect to the redemption of the Securities, (iii) reduce the rate of or change the time for payment of interest on any Security, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Securities (except a rescission of acceleration of the Securities by the Holders of at least a majority in aggregate principal amount of the then Outstanding Securities and a waiver of the payment default that resulted from such acceleration), (v) make any Security payable in money other than that stated in the Securities, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Securities to receive payments of principal of or interest on the Securities, (vii) waive a redemption payment with respect to any Security, or (viii) make any change in the foregoing amendment and waiver provisions.

     No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligations of the Issuer, which are absolute and unconditional, to pay the principal of and the interest on this Security at the place, times, and rate, and in the currency, herein prescribed.

     The Securities are issuable only as registered Securities without coupons.

     At the office or agency of the Issuer referred to on the face hereof and in the manner and subject to the limitations provided in the Indenture, Securities may be exchanged for a like aggregate principal amount of Securities of other authorized denominations.

     Upon due presentment for registration of transfer of this Security at the above-mentioned office or agency of the Issuer, a new Security or Securities of authorized denominations, for a like aggregate principal amount, will be issued to the transferee as provided in the Indenture. No service charge shall be made for any such transfer, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

     As provided in, and subject to the terms and conditions of, the Indenture, the Issuer shall be required to make mandatory prepayments of principal and interest equal to Excess Cash Flow until the Obligations (as defined in the Indenture) are fully defeased pursuant to Section 10.2 or until one hundred percent (100%) of the principal amount of the Securities, together with accrued and unpaid interest, is paid. The Securities may also be redeemed by the Issuer at any time or from time to time, in whole, or in part, upon mailing a notice of such redemption not less than 30 nor more than 60 days prior to the date fixed for redemption to the Holders of Securities to be redeemed, at a redemption price equal to 100% of the principal amount of the Securities redeemed, together with accrued and unpaid interest to the date fixed for redemption.

     Subject to payment by the Issuer of a sum sufficient to pay the obligations upon redemption, interest on this Security shall cease to accrue upon the date duly fixed for redemption of this Security.

     The Securities shall not be secured by, and the Holders of the Securities shall have no rights relating to, the Capital Stock or assets of (including direct and indirect, partially or wholly owned Subsidiaries) of either TWG International or TWG Finance, until the Czech Notes are fully defeased, fully redeemed or paid in full.

     The Issuer, the Trustee and any authorized agent of the Issuer or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Security (whether or not this Security shall be overdue and notwithstanding any notation of ownership or other writing hereon made by anyone other than the Issuer or the Trustee or any authorized agent of the Issuer or the Trustee), for the purpose of receiving payment of, or on account of, the principal hereof and premium, if any, and subject to the provisions on the face hereof, interest hereon and for all other purposes, and neither the Issuer nor the Trustee nor any authorized agent of the Issuer or the Trustee shall be affected by any notice to the contrary.

     No recourse shall be had for the payment of the principal of, premium, if any, or the interest on this Security, for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, shareholder, officer, employee or director, as such, past, present or future, of the Issuer or Trustee or of any successor corporation, either directly or through the Issuer or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

     Customary abbreviations may be used in the name of a Securityholder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors
Act).

     This Security shall not be valid or obligatory until the certificate of authentication hereon shall have been duly signed by an authorized signatory of the Trustee acting under the Indenture.

                [FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION]

     This is one of the Securities described in the within-mentioned Indenture.

Dated:

                                 U.S. Trust Company of Texas, N.A. , as Trustee


                                 By:
                                     ----------------------------------------
                                     Authorized Signatory

                                 ASSIGNMENT FORM

To assign this Security, fill in the form below:

     I or we assign and transfer this Security to:

------------------------------------------------------------------------------
     (Insert assignee's soc. sec. or tax I.D. no.)

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
     (Print or type assignee's name, address and zip code)

and  irrevocably  appoint                                   agent  to
transfer this Security on the books of Issuer. The agent may substitute another to act for him.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
     (Print or type other person's name, address and zip code)

Date:
     --------------------     ------------------------------------------------
                              Your Signature

                              ------------------------------------------------

                              Signature Guaranty

                              ------------------------------------------------
                              Notice: Signature must be guaranteed by an "Eligible Guarantor Institution" as defined by Securities Exchange Act Rule 17Ad-15.

(Sign exactly as your name appears on the other side of this Security)

     NOW, THEREFORE:

     In consideration of the premises and the purchases of the Securities by the Holders thereof, the Issuer and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective Holders from time to time of the Securities as follows:

                                    ARTICLE 1

                                   DEFINITIONS

     SECTION 1.1 CERTAIN TERMS DEFINED. The following terms (except as otherwise expressly provided or unless the context otherwise clearly requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.1. The words "HEREIN," "HEREOF" and "HEREUNDER" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

     "Acceleration Date" has the meaning specified in Section 5.1.

     "Acceleration Notice" has the meaning specified in Section 5.1.

     "Asset Sale" means the sale, lease, conveyance, disposition or other transfer (including, without limitation, by eminent domain, condemnation or similar governmental proceeding) of any property or assets of the Issuer or any of its direct or indirect Subsidiaries, (other than TWG International or TWG Finance, or any of their respective Subsidiaries until the Czech Notes are paid in full) (including a sale and leaseback transaction or the issuance, sale or transfer of Capital Stock of a direct or indirect Subsidiary (except TWG International or TWG Finance or any of their respective Subsidiaries until the Czech Notes are paid in full) except an acquisition of such Capital Stock by TWG or its direct or indirect Subsidiaries).

     "Bishkek Note" means the obligation of TWG to Value Partners, Ltd. or its assignee evidencing the obligation to repay sums used to acquire, commence and/or fund operations in the city of Bishkek, in the Republic of Kryrgyz, including those related to table and slot machine operations (the "Bishkek Facility")and such documents necessary to grant Value Partners, Ltd. a security interest in such assets.

     "Board Of Directors" means the Board of Directors of the Issuer or any committee of such Board duly authorized to act hereunder.

     "Business Day" means a day which in the city (or in any of the cities, if more than one) where amounts are payable in respect of the Securities, as specified on the face of the form of Security recited above, or in the city in which the Corporate Trust Office or the operations office of the Trustee for payment and transfer of the Securities are located, is neither a legal holiday nor a day on which banking institutions are required or authorized by law or regulation to close.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) or corporate stock, whether common or preferred, including, without limitation, partnership interests.

     "Cash Flow Payment Date" mean(s) the date(s) Excess Cash Flow is paid pursuant to Section 3.7.

     "Czech Notes" means Trans World Gaming Corp., TWG International U.S. Corporation, and TWG Finance Corp. (as co-obligors) 12% Senior Secured Notes dated March 31, 1998 in the sum of $17,000,000 Due March 17, 2005.

     "Czech Indenture" means that certain Indenture dated as of March 31, 1998 entered into by TWG, TWG International and TWG Finance as co-obligors, in relation to the Czech Notes.

     "Collateral Agreements" means any agreements executed by the Issuer which are intended to create a Lien on any Collateral, including without limitation, appropriate security agreements, multiple indebtedness mortgages and financing statements.

     "Commission" means the Securities and Exchange Commission.

     "Corporate Trust Office" means the office of the Trustee at which the corporate trust business of the Trustee shall, at any particular time, be principally administered, which office is, at the date as of which this Indenture is dated, located at 2001 Ross Avenue, Dallas, TX 75201-2936,
Attention: Corporate Trust Department.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Default Rate" with respect to the Securities means 17% per annum compounded semiannually, subject to the Maximum Rate and other limitations thereon as set forth in this Indenture.

     "Event Of Default" means any event or condition specified as such in
Section 5.1 which shall have continued for the period of time, if any, therein designated.

     "Excess Cash Flow" means, for any period through December 31, 2005, or in the event the Obligations are not satisfied in full by the Maturity Date, such later date on which the Obligations are satisfied in full:

         (a) until the Czech Notes are paid in full, Issuer's net income solely from its U.S. operations and from the Bishkek Facility (as determined by GAAP) adjusted as follows (in each case without duplication): minus (i) all cash flow from the operation of Bishkek until the Bishkek Note is paid in full, plus (ii) all cash flow from the operation of Bishkek after the Bishkek Note is paid in full; plus (iii) non-cash items relating to the Issuer's U.S. operation and from the Bishkek Facility which decrease net income, including, without limitation depreciation expense and amortization expense (including amortization of deferred financing costs and original issue discounts), but only to the extent included in computing such net income, plus (iv) Undistributed Excess Cash Flow, minus (iv) the amount necessary to establish or maintain a working capital reserve of $250,000 at all times, plus (v) Net Cash Proceeds; minus, the cost of administration incurred by the Issuer pursuant to Section 3.16 and not reimbursed by TWG International or TWG Finance, minus (vi) a one-time reserve of sums disbursed to TWG from the proceeds of the sales of the Czech Notes to pay post-closing costs of the Issuer associated with the Czech Notes transaction and related events and to pay the cost of public registration of Common Stock of TWG, and minus (vii) such sums that TWG determines are reasonably necessary to meet its operating needs in excess of its working capital reserves.

         (b) subsequent to the date the Czech Notes are paid in full; (i) Issuer's net income from its U.S. and non-U.S. operations, including the Bishkek Facility and the Czech Casinos (as determined by GAAP) adjusted as follows (in each case without duplication): minus (i) all cash flow from the operations of Bishkek Facility until the Bishkek Note is paid in full, plus (ii) all cash flow from the operation of Bishkek Facility after the Bishkek Note is paid in full; plus (iii) non-cash items which decrease net income, including, without limitation, depreciation expense and amortization expense (including amortization of deferred financing costs and original issue discounts), but only to the extent included in computing such net income; plus (iv) Undistributed
Excess Cash Flow; minus (v) the amount necessary to establish or maintain a working capital reserve of $250,000 at all times, plus (vi) Net Cash Proceeds; and minus (vii) the cost of administration of TWG; minus (viii) a one-time reserve of sums disbursed to TWG from the proceeds of the sale of the Czech Notes to pay post-closing costs of the Issuer associated with the Czech Notes transactions and related events and to pay the cost of public registration of Common Stock of TWG, and minus (ix) such sums that TWG determines are reasonably necessary to meet its operating needs in excess of its working capital reserves.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Funding Collateral Agreements" has the meaning that the term "Collateral Agreements" has in the Indenture issued pursuant to the Funding Note.

     "Funding Note" means TWG International 12% Senior Secured Notes in the sum of $17,000,000 Due March 2005.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public

Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, as the same are in effect on the Issue Date.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness, and "Guaranteed" has a correlative meaning.

     "Holder," "Securityholder" or any other similar term means the registered holder of any Security.

     "Incur" means to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become liable with respect to.

     "Indebtedness" means, with respect to any Person, without duplication, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of items that would be included within this definition and all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such Indebtedness is assumed by such Person or is not otherwise such Person's legal liability, PROVIDED that if the obligations so secured have not been assumed in full by such Person or are otherwise not such Person's legal liability in full, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien or the fair market value of the assets or property securing such Lien. Notwithstanding the foregoing, the term "Indebtedness" shall not include deferred compensation arrangements that are not evidenced by bonds, notes, debentures or similar instruments.

     "Indenture" means this instrument as originally executed and delivered or, if amended or supplemented as herein provided, as so amended or supplemented.

     "Issue Date" means the date on which the Securities are issued under this amended Indenture.

     "Issuer" means Trans World Gaming Corp., a Nevada corporation, and its wholly-owned subsidiary, Trans World Gaming of Louisiana, Inc., and, subject to Article Nine, their successors and assigns, and any other obligor on the Securities.

     "Key Employee means persons such as production managers or sales managers, who are not executive officers but who make or are expected to make significant contributions to the business of the Issuer.

     "Lien" means, with respect to any asset, any mortgage; including without limitation any multiple indebtedness mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Maximum Rate" has the meaning contained in Section 3.1.

     "Maturity Date" means the earlier of the date which is six (6) months following the date the Czech Notes are fully defeased or paid in full or December 31, 2005 or such earlier date as provided herein, by acceleration or otherwise.

     "Net Cash Proceeds" means the aggregate cash proceeds received by TWG or any of its Subsidiaries (other than TWG International and TWG Finance, or any of their Subsidiaries, prior to the payment in full of the Czech Notes) in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, title insurance fees and premiums, filing and recordation fees, permit fees, landlord consent payments and other amounts required to be paid to transfer the assets that are the subject of such Asset Sale, sales commissions and legal, accounting and investment banking fees incurred in respect of such Asset Sale) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that are the subject of such Asset Sale; provided further, however, that if the agreement or instrument governing such Asset Sale requires the transferor to maintain a portion of the purchase price in escrow (whether as reserve for adjustment in respect of the purchase price or otherwise) or to indemnify the transferee for specified liabilities in a maximum stated amount for a stated period of time, the portion of the cash consideration that is actually placed in escrow or segregated and set aside by the transferor for such indemnification obligation shall not be deemed to be Net Cash Proceeds until the escrow terminates or the transferor ceases to segregate and set aside such funds, in whole or in part, and then only to the extent of the proceeds released from escrow to the transferor or that are no longer segregated and set aside by the transferor.

     "Obligations" has the meaning specified in Section 14.2.

     "Officers' Certificate" means a certificate signed by the Chairman of the Board of Directors or the President or any Vice President (whether or not designated by a number or numbers or a word or words added before or after the title "Vice President") and by the Treasurer or the Secretary or any Assistant Treasurer or Secretary of the Issuer and delivered to the Trustee. Each such certificate shall include the statements provided for in Section 11.5.

     "Opinion Of Counsel" means an opinion in writing signed by legal counsel who may be an employee of or counsel to the Issuer or who may be other counsel satisfactory to the Trustee. Each such opinion shall include the statements provided for in Section 11.5, if and to the extent required hereby.

     "Outstanding," when used with reference to Securities, means, subject to the provisions of Sections 6.8 and 7.4, as of any particular time, all Securities authenticated and delivered by the Trustee under this Indenture, except:

         (a) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

         (b) Securities, or portions thereof, for the payment or redemption (i) of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Issuer) or shall have been set aside, segregated and held in trust by the Issuer (if the Issuer shall act as paying agent) or (ii) of which moneys and/or Government Securities as contemplated by Section 10.2 in the necessary amount have been theretofore deposited with the Trustee (or another trustee satisfying the requirements of Section 6.9) in trust for the Holders of such Securities in accordance with
Section 10.2 and the conditions set forth therein have been satisfied; PROVIDED that if such Securities are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as herein provided, or provision satisfactory to the Trustee shall have been made for giving such notice; and

         (c) Securities in substitution for which other Securities shall have been authenticated and delivered, or which shall have been paid, pursuant to the terms of Section 2.6 (unless proof satisfactory to the Trustee is presented that any of such Securities is held by a Person in whose hands such Security is a legal, valid and binding obligation of the Issuer).

     "Payment Default" has the meaning specified in Section 5.1.

     "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "Principal" wherever used with reference to the Securities or any Security or any portion thereof, shall be deemed to include the amount of the Security plus, when appropriate, the premium, if any.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included on the most recent consolidated balance sheet of such Person in accordance with GAAP.

     "Record Date" has the meaning specified in Section 3.7.

     "Related Business" has the meaning specified in the Czech Indenture.

     "Responsible Officer" when used with respect to the Trustee means any officer in its Corporate Trust Office, or any other assistant officer of the Trustee in its Corporate Trust Office customarily performing functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject.

     "Security" or "Securities" means any of the 12% Secured Senior Bonds Due 2005 authenticated and delivered under this Indenture.

     "Subscription Agreement" means the subscription agreement dated as of July 1, 1996, by and among Trans World Gaming Corp., a Nevada corporation, Trans World Gaming of Louisiana, Inc., a Louisiana corporation, and the Securityholders.

     "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the other Subsidiaries of that Person or a combination thereof.

     "TWG" means Trans World Gaming Corp.

     "TWG International" means TWG International U.S. Corporation, and its direct and indirect Subsidiaries.

     "TWG Finance" means TWG Finance Corp.

     "TWG Louisiana" means Trans World Gaming of Louisiana, Inc.

     "Trustee" means the entity identified as "Trustee" in the first paragraph hereof and, subject to the provisions of Article Six, shall also include any successor trustee.

     "Undistributed Excess Cash Flow" means, for any period, that portion of the aggregate Excess Cash Flow from all prior periods which has not been previously used to repay accrued unpaid interest or unpaid principal due on the Securities.


                                    ARTICLE 2

                           ISSUE, EXECUTION, FORM AND
                           REGISTRATION OF SECURITIES

     SECTION 2.1 AUTHENTICATION AND DELIVERY OF SECURITIES. Securities in an aggregate principal amount not in excess of $4,800,000 (except as otherwise provided in Section 2.6) may be executed by the Issuer and delivered to the Trustee for authentication. After such execution a responsible officer of the Trustee shall authenticate and deliver said Securities to the Holders, or as directed by the Issuer upon the written order of the Issuer. Upon surrender of the certificates representing the Original Securities by the Holders thereof, the Trustee shall cancel such certificates, and the Issuer shall execute and the Trustee shall authenticate new certificates in the form required hereby upon the written instructions or order of the Issuer and the Holders. Notwithstanding whether a Holder surrenders its Original Certificate, after the effective of date of this Indenture, the Original Securities shall not be Outstanding hereunder, and the Holder thereof shall be entitled only to receive a certificate(s) representing a Security as provided herein upon surrender of the Original Security and provided herein.

     SECTION 2.2 EXECUTION OF SECURITIES. The Securities shall be signed on behalf of the Issuer by both (a) its Chairman of the Board of Directors or any Vice Chairman of the Board of Directors or its President or any Vice President (whether or not designated by a number or numbers or a word or words added before or after the title "Vice President") and (b) by its Treasurer or any Assistant Treasurer or its Secretary or any Assistant Secretary, under its corporate seal which may, but need not, be attested. Such signatures may be the manual or facsimile signatures of the present or any future such officers. The seal of the Issuer may be in the form of a facsimile thereof and may be impressed, affixed, imprinted or otherwise reproduced on the Securities. Typographical and other minor errors or defects in any such reproduction of the seal or any such signature shall not affect the validity or enforceability of any Security which has been duly authenticated and delivered by the Trustee.

     In case any such officer of the Issuer who shall have signed any of the Securities shall cease to be such officer before the Security so signed shall be authenticated and delivered by the Trustee or disposed of by the Issuer, such Security nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Security had not ceased to be such officer of the Issuer; and any Security may be signed on behalf of the Issuer by such Persons as, at the actual date of the execution of such Security, shall be the proper officers of the Issuer, although at the date of the execution and delivery of this Indenture any such Person was not such officer.

     SECTION 2.3 CERTIFICATE OF AUTHENTICATION. Only such Securities as shall bear thereon a certificate of authentication substantially in the form hereinabove recited, executed by the Trustee by manual signature of one of its authorized signatories, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee upon any Security executed by the Issuer shall be conclusive evidence that the Security so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

     SECTION 2.4 FORM, DENOMINATION AND DATE OF SECURITIES; PAYMENTS OF EXCESS CASH FLOW IN CASH. The Securities and the Trustee's certificates of authentication shall be substantially in the form recited above. The Securities shall be issuable as registered securities without coupons and in denominations provided for in the form of Security above recited. The Securities shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the officers of the Issuer executing the same may determine with the approval of the Trustee.

     Any of the Securities may be issued with appropriate insertions, omissions, substitutions and variations, and may have imprinted or otherwise reproduced thereon such legend or legends, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto, or with the rules of any securities market in which the Securities are admitted to trading, or to conform to general usage.

     Each Security shall be dated the date of its authentication, shall bear interest from the issue date of the Original Securities (June 30, 1996), and Excess Cash Flow shall be payable on the dates established pursuant to Section
3.7. Nothing herein shall be construed to require the payment of interest which was heretofore paid under the Original Securities.

     The Person in whose name any Security is registered at the close of business on any Record Date as provided herein shall be entitled to receive such Holder's allocation of Excess Cash Flow as provided in Section 3.7, if any, payable on such Cash Flow Payment Date notwithstanding any transfer or exchange of such Security subsequent to the Record Date and prior to such Cash Flow Payment Date, except if and to the extent the Issuer shall default in the payment due on such Cash Flow Payment Date, in which case such defaulted payment shall be paid to the Persons in whose names Outstanding Securities are registered at the close of business on a subsequent Record Date established after arrangements for payment reasonably satisfactory to the Trustee have been made by the Issuer by notice given by mail by or on behalf of the Issuer to the Holders of Securities not less than 7 days preceding such subsequent Record Date.

     SECTION 2.5 REGISTRATION, TRANSFER AND EXCHANGE. The Issuer will keep at each office or agency to be maintained for the purpose as provided in Section
3.2 a register or registers in which, subject to such reasonable regulations as it may prescribe, it will register, and will register the transfer of, Securities as in this Article provided. Such register shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time. At all reasonable times such register or registers shall be open for inspection by the Trustee.

     Upon due presentation for registration of transfer of any Security at each such office or agency, the Issuer shall execute and the Trustee shall authenticate and deliver in the name of the transferee or transferees a new Security or Securities in authorized denominations for a like aggregate principal amount.

     Any Security or Securities may be exchanged for a Security or Securities in other authorized denominations, in an equal aggregate principal amount. Securities to be exchanged shall be surrendered at each office or agency to be maintained by the Issuer for the purpose as provided in Section 3.2, and the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor the Security or Securities which the Securityholder making the exchange shall be entitled to receive, bearing numbers not contemporaneously Outstanding.

     All Securities presented for registration of transfer, exchange, redemption or payment shall (if so required by the Issuer or the Trustee) be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the Holder or his attorney duly authorized in writing.

     The Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of Securities. No service charge shall be made for any such transaction.

     The Issuer shall not be required to exchange or register a transfer of (a) any Securities for a period of 15 days next preceding the first mailing of notice of redemption of Securities to be redeemed or (b) any Securities selected, called or being called for redemption.

     All Securities issued upon any transfer or exchange of Securities shall be valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such transfer or exchange.

     SECTION 2.6 MUTILATED, DEFACED, DESTROYED, LOST AND STOLEN SECURITIES. In case any temporary or definitive Security shall become mutilated, defaced or be apparently destroyed, lost or stolen, the Issuer in its discretion, which shall not be unreasonably withheld, may execute, and upon the written request of an officer of the Issuer, the Trustee shall authenticate and deliver, a new Security bearing a number not contemporaneously Outstanding, in exchange and substitution for the mutilated or defaced Security, or in lieu of or in substitution for the Security so apparently destroyed, lost or stolen. In every case the applicant for a substitute Security shall furnish to the Issuer and to the Trustee and any agent of the Issuer or the Trustee such security or indemnity agreement or bond as may be required by them to indemnify and defend and to save each of them harmless and, in every case of destruction, loss or theft, evidence to their satisfaction of the apparent destruction, loss or theft of such Security and of the ownership thereof.

     Upon the issuance of any substitute Security, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Trustee) connected therewith. In case any Security which has matured or is about to mature shall become mutilated or defaced or be apparently destroyed, lost or stolen, the Issuer may, instead of issuing a substitute Security, pay or authorize the payment of the same with written direction to the Trustee (without surrender thereof except in the case of a mutilated or defaced Security), if the applicant for such payment shall furnish to the Issuer and to the Trustee and any agent of the Issuer or the Trustee such security or indemnity (including a bond) as any of them may require to save each of them harmless from all risks, however remote, and in every case of apparent destruction, loss or theft the applicant shall also furnish to the Issuer and the Trustee and any agent of the Issuer or the Trustee evidence to their satisfaction of the apparent destruction, loss or theft of such Security and of the ownership thereof.

     Every substitute Security issued pursuant to the provisions of this Section
2.6 by virtue of the fact that any Security is apparently destroyed, lost or stolen shall constitute an additional contractual obligation of the Issuer, whether or not the apparently destroyed, lost or stolen Security shall be at any time enforceable by anyone and shall be entitled to all the benefits of (but shall be subject to all the limitations of rights set forth in) this Indenture equally and proportionately with any and all other Securities duly authenticated and delivered hereunder. All Securities shall be held and owned upon the express condition that, to the extent permitted by law, the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, defaced, or apparently destroyed, lost or stolen Securities and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

     SECTION 2.7 CANCELLATION OF SECURITIES; DISPOSITION THEREOF. All Securities surrendered for payment, redemption, registration of transfer or exchange, if surrendered to the Issuer or any agent of the Issuer or the Trustee, shall be delivered to the Trustee for cancellation or, if surrendered to the Trustee, shall be cancelled by it; and no Securities shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall destroy cancelled Securities held by it and deliver a certificate of destruction to the Issuer from time to time. If the Issuer shall acquire any of the Securities, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Securities unless and until the same are delivered to the Trustee for cancellation. The Securities issued herein shall be delivered to the respective Holder upon surrender and cancellation of the securities issued pursuant to the Original Indenture.

     SECTION 2.8 TEMPORARY SECURITIES. Pending the preparation of definitive Securities, the Issuer may execute and the Trustee shall authenticate and deliver temporary Securities (printed, lithographed, typewritten or otherwise reproduced, in each case in form satisfactory to the Trustee). Temporary Securities shall be issuable as registered securities without coupons, of any authorized denomination, and substantially in the form of the definitive Securities but with such omissions, insertions and variations as may be appropriate for temporary Securities, all as may be determined by the Issuer with the concurrence of the Trustee. Temporary Securities may contain such reference to any provisions of this Indenture as may be appropriate. Every temporary Security shall be executed by the Issuer and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with like effect, as the definitive Securities. Without unreasonable delay the Issuer shall execute and shall furnish definitive Securities and thereupon temporary Securities may be surrendered in exchange therefor without charge at each office or agency to be maintained by the Issuer for the purpose pursuant to Section 3.2, and the Trustee shall authenticate and deliver in exchange for such temporary Securities a like aggregate principal amount of definitive Securities of authorized denominations. Until so exchanged, the temporary Securities shall be entitled to the same benefits under this Indenture as definitive Securities. The Issuer shall not be obligated to issue definitive Securities until it or the Trustee shall have received such temporary Securities and until the securities issued pursuant to the Original Indenture have been surrendered and cancelled.


                                    ARTICLE 3

                             COVENANTS OF THE ISSUER

     SECTION 3.1 PAYMENT OF PRINCIPAL AND INTEREST. The Issuer covenants and agrees that it will duly and punctually pay or cause to be paid the principal of, and interest on, each of the Securities at the place or places, at the Maturity Date or such earlier date as provided herein and in the manner provided in the Securities. An installment of principal or interest shall be considered paid on the Maturity Date or such earlier date as provided herein if the Trustee or Paying Agent holds on that date sums to pay the installment. Anything herein or in the Securities to the contrary notwithstanding, the obligation of the Issuer hereunder shall be subject to the limitation that payments of interest to the Holder shall not be required to the extent that the receipt of any such payment by such Holder would be contrary to the provisions of law applicable to the Issuer which limit the maximum rate of interest which may be charged or collected by the Issuer, including as set forth in Section 11.12 (the "Maximum Rate").

     SECTION 3.2 OFFICES FOR PAYMENTS, ETC. So long as any of the Securities remain Outstanding, the Issuer will maintain at such place in the City of New York and at such other place, if any, as may be designated by the Issuer, the following: (a) an office or agency where the Securities may be presented for registration of transfer, for exchange and for conversion as in this Indenture provided and (b) an office or agency where notices and demands to or upon the Issuer in respect of the Securities or of this Indenture may be served. The Issuer will initially maintain such offices or agencies with the corporate secretary at the Issuer's principal place of business. The Issuer will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. In case the Issuer shall fail to maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the Corporate Trust Office.

     SECTION 3.3 APPOINTMENT TO FILL A VACANCY IN OFFICE OF TRUSTEE. The Issuer, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 6.10, a Trustee, so that there shall at all times be a Trustee hereunder.

     SECTION 3.4 PAYING AGENTS. Whenever the Issuer shall appoint a paying agent other than the Trustee or itself, it will cause such paying agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 3.4:

         (a) that it will hold all sums received by it as such agent for the payment of the principal of or interest on the Securities (whether such sums have been paid to it by the Issuer or by any other obligor on the Securities) in trust for the benefit of the Holders of the Securities or of the Trustee; and

         (b) that it will give the Trustee notice of any failure by the Issuer (or by any other obligor on the Securities) to make any payment of the principal of or interest on the Securities when the same shall be due and payable.

     The Issuer will, at least one Business Day prior to each due date of the principal of or interest on the Securities, deposit with the paying agent a sum which is in immediately available funds on the due date sufficient to pay such principal or interest and (unless such paying agent is the Trustee) the Issuer will promptly notify the Trustee of any failure to take such action.

     If the Issuer shall act as its own paying agent, it will, on or before each due date of the principal of or interest on the Securities, set aside, segregate and hold in trust for the benefit of the Holders of the Securities a sum sufficient to pay such principal or interest so becoming due. The Issuer, or paying agent which is not the Trustee, will promptly notify the Trustee in writing of any failure to take such action.

     Notwithstanding anything in this Section 3.4 to the contrary, the Issuer may at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by the Issuer or any paying agent hereunder, as required by this Section 3.4, such sums to be held by the Trustee upon the trusts herein contained.

     Notwithstanding anything in this Section 3.4 to the contrary, the agreement to hold sums in trust as provided in this Section 3.4 is subject to the provisions of Sections 10.4 and 10.5.

     The Issuer initially appoints Trans World Gaming Corp. as paying agent.

     SECTION 3.5 OFFICERS' CERTIFICATES AS TO DEFAULT AND AS TO COMPLIANCE. The Issuer will, so long as any of the Securities are Outstanding:

         (a) deliver to the Trustee, forthwith upon becoming aware of any default or defaults in the performance of any covenant, agreement or condition contained in this Indenture (including notice of any event which with the giving of notice, lapse of time or both would become an Event of Default under Section
5.1 hereof), an Officers' Certificate specifying such default or defaults; and

         (b) deliver to the Trustee within 90 days after the end of each fiscal year of the Issuer beginning with the fiscal year ending December 31, 1996, an Officers' Certificate, to the effect that:

               (i) diligent review of the activities of the Issuer and its Subsidiaries during such year and of performance under this Indenture has been made under such officers' supervision, and

               (ii) to the  best  of such  officers'  knowledge,  based  on such review, the Issuer has fulfilled all its obligations under this Indenture throughout such year, or if there has been a default in the fulfillment of any such obligation, specifying each such default known to them and the nature and status thereof.

     SECTION 3.6 MAINTENANCE OF PROPERTIES, ETC. Subject to Section 3.12, the Issuer shall, and TWG shall cause TWG Louisiana and each of the Subsidiaries of TWG Louisiana to, maintain its material properties and assets in working order and condition and make all necessary repairs, renewals, replacements, additions, betterments and improvements thereto, all as in the judgment of the Issuer may be necessary so that the business carried on in connection therewith may be conducted at all usual and ordinary times.

     The Issuer shall, and TWG shall cause TWG Louisiana and each of TWG Louisiana's Subsidiaries to, maintain with insurers that TWG believes in good faith to be financially sound and reputable such insurance as may be required by law and such other insurance, to such extent and against such hazards and liabilities, as it in good faith determines is customarily maintained by companies similarly situated with like properties.

     Subject to Section 3.12 the Issuer shall, and TWG shall cause TWG Louisiana and each of TWG Louisiana's Subsidiaries to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises, except to the extent permitted by this

Indenture and except in such cases where the Board of Directors determines in good faith that failure to do so would not have a material adverse effect on the business, earnings, properties, assets, financial condition or results of operation of TWG Louisiana and its Subsidiaries taken as a whole.

     The Issuer shall, and TWG shall cause TWG Louisiana and each of TWG Louisiana's Subsidiaries to, comply in all material respects with all statutes, laws, ordinances, or government rules and regulations to which it is subject.

     The Issuer shall, and TWG shall cause TWG Louisiana and each of TWG Louisiana's Subsidiaries to, pay prior to delinquency all taxes, assessments and governmental levies except as contested in good faith and by appropriate proceedings.

     SECTION 3.7 EXCESS CASH FLOW PAYMENT. Not less than twenty (20) days following each two calendar month period, with the first such two month period commencing April 1, 1998, the Issuer shall (a) deposit in immediately available funds with the Trustee in a fund which the Trustee may establish for the benefit of the Securityholders an aggregate amount equal to Excess Cash Flow, if any, for the prior two month period, and (b) regardless of whether any repayment of principal is required under this Section, provide the Trustee and each Securityholder with a written notice containing in reasonable detail the Issuer's calculation of Excess Cash Flow. Excess Cash Flow shall be applied first to accrued, unpaid interest on an equal and ratable basis among the Securityholders in proportion, as nearly as practicable, to the respective unpaid principal amount due each Securityholder, adjusted for any reduction in principal as to any Securityholder pursuant to Section 13, so that the sum distributed accurately reflects the interest accrued by such Securityholder as a percentage of the total interest paid for in such two month period and the balance thereof shall be applied to principal as set forth herein. Any repayments of principal required by this Section shall be paid on an equal and ratable basis among the Securityholders in proportion, as nearly as practicable, to the respective unpaid principal amounts of the Securities held by each Securityholder without taking into account any reduction in principal pursuant to Section 13, except to the extent such failure to take into account such principal reductions pursuant to Section 13 would result in a payment of an amount in excess of the principal sum due to such Securityholder. The reduction in the principal amount of the Securities effected by repayments made under this Section may be made without presentation of the Securities and shall be binding on all future Securityholders. Securityholders shall make the appropriate notation on the Securities to indicate the amount of any repayments under this Section. If there is no Excess Cash Flow, nothing herein shall be construed to create an obligation to make a payment for such period.

     The Excess Cash Flow payment will be made in the following manner. At least 5 days (or other period of time the Issuer and the Trustee may agree upon) prior to the date on which the Issuer is required to make such the payment required by this Section 3.7, the Issuer shall give the Trustee written notice of such payment, which notice shall state the amount of the payment, certify that such payment is equal to Excess Cash Flow for the applicable period, and set forth the date the Issuer has selected that the payment be made ("Cash Flow Payment Date"). The Record Date (herein so called) to determine the Holders who shall be entitled to receive the payment shall be 10 Business Days before the Cash Flow Payment Date selected by the Issuer. The Trustee shall not be required to send a notice of the prepayment to the Holders with respect to such payment. When the money to effect the payment of the Securities is held by the Trustee for the purpose of effecting such payment, interest on that portion of the Securities to be prepaid shall cease to accrue on the Principal being reduced by the payment. The Trustee and the Holders shall make notations with respect to the reduction of principal on Securities made a result of the payment, and such notations of the Trustee shall be binding on the Securityholders and all future Securityholders, even if such holders do not make such notations on the certificates representing such Securities. The payments will be made by the Trustee in increments of $100.00. Any Excess Cash Flow which does not meet this requirement will be returned to the Issuer pursuant to its written instructions and will be Undistributed Excess Cash Flow.

     SECTION 3.8 BOOKS. Issuer will keep at all times proper books of record and account in which full, true and correct entries will be made of its transactions in accordance with Generally Accepted Accounting Principles.

     SECTION 3.9 GUARANTEES. Issuer will not guarantee on a basis senior in right of payment to the Securities, directly or indirectly, any obligation or indebtedness of any other Person. Nothing herein shall be construed to (i) prohibit the issuance of the Bishkek Note, the Czech Notes, or the Funding Note, or (ii) permit the issuance of any indebtedness that would be secured by the Collateral granted to the Holders.

     SECTION 3.10 SENIOR INDEBTEDNESS. Issuer will not incur, create, assume or at any time become liable, contingently or otherwise for any borrowed or other indebtedness that is senior in right of payment to the Securities, other than the Bishkek Note. Nothing herein shall be construed to (i) prohibit the issuance of the Bishkek Note, the Czech Notes, or the Funding Note; or (ii) permit the issuance of any indebtedness that would be secured by the Collateral granted to the Holders. Nothing herein shall be construed to permit the issuance of any indebtedness secured by the Collateral (this clause shall not be construed to prohibit the Bishkek Note or the Czech Note).

     SECTION 3.11 DISTRIBUTIONS. Issuer will not declare or pay, or set apart any funds for the payment of, any dividend on any shares of Capital Stock by reduction of capital surplus or otherwise, or make any distribution in respect of shares of Capital Stock or redeem, repurchase, or effect any other sale, or exchange, upon any of its Capital Stock.

     SECTION 3.12 DISPOSITION OF ASSETS. Issuer will not sell, assign, lease, transfer or otherwise dispose of, to any third party, in any transaction or series of transactions, all or any portion of its properties or assets, except for sales, assignments, leases, transfers, or dispositions at fair market value, of properties or assets, where such net proceeds are utilized by the Issuer to invest in its existing business, except, in the event Issuer determines in good faith (or to the extent so directed by the holders of 50% of the Securities) that it is no longer able to operate a gambling facility (including as a result of a loss of its license to operate such a facility or as a result of a loss of a premises lease). Upon such determination, Issuer shall take all actions necessary and appropriate to promptly liquidate such assets which comprise the facility which has ceased operations in such manner as shall realize proceeds which reasonably represent the fair market value thereof. This Section shall not govern the Capital Stock or assets of TWG International, TWG Finance, or Subsidiaries of either.

     SECTION 3.13 LINE OF BUSINESS. TWG shall not permit to TWG International to, and shall not permit any of TWG International's Subsidiaries to, engage in any business other than acquiring, developing and operating local casinos outside the United States of America. TWG shall not, and shall not permit any of its Subsidiaries, (other than TWG International and its Subsidiaries) to engage in any business other than acquiring, developing and operating local casinos inside of the United States and marketing activities relating thereto, other than the Bishkek Facility, which may be operated by TWG. TWG Finance shall not engage in any business other than performance of its obligations arising under the Czech Note, Funding Note, and all documents related to those two transactions (including indentures).

     SECTION 3.14 PAYMENTS FOR CONSENT. None of the Issuers shall, nor shall permit any Subsidiary to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of the Securities for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Securities unless such consideration is offered to be paid or agreed to be paid to all Holders of the Securities which so consent, waive or agree in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

     SECTION 3.15 COST OF OPERATIONS. TWG International shall be solely responsible for all costs of operating TWG Finance, TWG International and TWG International's direct and indirect Subsidiaries. In addition, TWG International shall be responsible for costs of administration of TWG in the sum of $25,000 per month, through June 30, 1999, and for one hundred percent of such costs of administration from the earlier of (a) the date TWG no longer has adequate cash from its business operations in Louisiana to pay such costs, or (b) after June 30, 1999. TWG shall be solely responsible for (a) costs associated with its existing operations in the United States, (b) costs of administration of TWG in excess of $25,000 per month through the earlier of June 30, 1999 or the date TWG no longer has adequate cash from its business operations in Louisiana to pay such costs. Income generated from the Bishkek Facility, as well as cage cash in Louisiana and Bishkek and assets located in Louisiana subject to the security interest herein on the Collateral shall not be used to fund administrative costs. Cost of administration refers to all costs associated with the TWG corporate headquarters in New York and London, including rent and salaries and expenses of all officers and employees at such location (or any successor location). Nothing herein shall prohibit TWG International from reimbursing TWG as to costs incurred in the acquisition of the Czech Casinos, this Indenture, the Czech Indenture and the Funding Indenture, up to the sum of $250,000 at the closing of the Czech Indenture, or directly paying all unpaid costs related to those transactions.

     SECTION 3.16 [Reserved].

     SECTION 3.17 WAIVER OF STAY, EXTENSION OR USURY LAWS. The Issuer covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead, or in any manner whatsoever claim, and shall resist any and all efforts to be compelled to take the benefit or advantage of, any stay or extension law or any usury law or other law which would prohibit or forgive the Issuer from paying all or any portion of the principal of or interest on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that it may lawfully do so) the Issuer hereby expressly waives all benefit or advantage of any such law and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee but shall suffer and permit the execution of every such power as though no such law had been enacted.

     SECTION 3.18 BISHKEK NOTE. All sums earned by TWG's operations at Bishkek (net of operating costs of such Bishkek Facility) shall be used to repay the Bishkek Note, until the Bishkek Note is paid in full, and then shall be used toward the repayment of the Securities.

     SECTION 3.19 SECURITY INTEREST. The Issuer shall execute documents necessary to renew, affirm, reinstate, restate, replace and amend the Securities and the security interest granted in all real and personal property of the Issuer in the State of Louisiana. Such documents shall be prepared, executed, delivered and filed by no later than December 31, 1998, unless extended in writing by a majority of the holders of the Securities. The Issuer shall reimburse all reasonable costs, including attorneys fees incurred by the Securityholders and Trustee in preparing and executing such documents.


                                    ARTICLE 4

                       SECURITYHOLDERS' LISTS AND REPORTS
                          BY THE ISSUER AND THE TRUSTEE

     SECTION 4.1 ISSUER TO FURNISH TRUSTEE INFORMATION AS TO NAMES AND ADDRESSES OF SECURITYHOLDERS. The Issuer covenants and agrees that it will furnish or cause to be furnished to the Trustee a list in such form as the Trustee may reasonably require of the names and addresses of the Holders of the Securities:

         (a) semi-annually and not more than 15 days after each record date for the payment of interest on the Securities, as hereinabove specified, as of such record date; and

         (b) at such other times as the Trustee may request in writing, within 30 days after receipt by the Issuer of any such request as of a date not more than 15 days prior to the time such information is furnished; provided that if and so long as the Trustee shall be the Security registrar, such list shall not be required to be furnished.

     SECTION 4.2 PRESERVATION AND DISCLOSURE OF SECURITYHOLDERS' LISTS.

         (a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders of Securities contained in the most recent list furnished to it as provided in
Section 4.1 or maintained by the Trustee in its capacity as Security registrar, if so acting. The Trustee may destroy any list furnished to it as provided in
Section 4.1 upon receipt of a new list so furnished.

         (b) The Security register maintained by the Trustee as registrar will be available for inspection by any Holder or its attorney duly authorized in writing during normal business hours of the Trustee upon reasonable prior notice.

     SECTION 4.3 REPORTS BY THE ISSUER. The Issuer covenants:

         (a) to file with the Commission, and within 15 days after the Issuer files the same with the Commission, file with the Trustee, and mail or furnish copies to the Trustee and cause the Trustee to mail to the Holders at their addresses as set forth in the register of the Securities, copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act or which the Issuer would be required to file with the Commission if the Issuer then had a class of securities registered under the Exchange Act;

         (b) to file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents, and reports with respect to compliance by the Issuer with the conditions and covenants provided for in this Indenture as may be required from time to time by such rules and regulations;

         (c) to cause its annual report to securityholders and any quarterly or other financial reports furnished to its securityholders generally to be filed with the Trustee and mailed, no later than the date such materials are mailed or made available to the Issuer's

Securityholders to the Holders at their addresses as set forth in the register of Securities; and

     SECTION 4.4 Listing. The Issuer shall promptly notify the Trustee in writing if the Securities become listed on any stock exchange and the Trustee shall within thirty (30) days of receipt of such notice notify the Holders.


                                    ARTICLE 5

                   REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS
                               ON EVENT OF DEFAULT

     SECTION 5.1 EVENT OF DEFAULT DEFINED; ACCELERATION OF MATURITY; WAIVER OF DEFAULT. In case one or more of the following Events of Default (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) shall have occurred and be continuing:

         (a) default in the payment of interest on the Securities as and when the same becomes due and payable, and the continuance of such default for 15 days; or

         (b) default in the payment of all or any part of the principal on the Securities as and when the same shall become due and payable either at maturity, upon acceleration or redemption or otherwise; or

         (c) failure on the part of the Issuer duly to observe or perform any covenants or agreements on the part of the Issuer contained in the Securities, in this Indenture, or any of the Collateral Agreements and the continuance of such failure for a period of 15 days after the date on which written notice specifying such failure, stating that such notice is a "Notice of Event of Default" hereunder and demanding that the Issuer remedy the same, is given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Securities at the time Outstanding; or

         (d) failure on the part of the Issuer to appoint a Trustee within 5 days of a written request of the holders of 25% in principal amount of the securities to appoint a Trustee; or

         (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana (or the payment of which is Guaranteed by TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana), which default is caused by a failure to pay due principal or interest on such Indebtedness after any applicable grace period (a "Payment Default"), and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been and is continuing a Payment Default, aggregates $150,000 or more; or

         (f) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana (or the payment of which is Guaranteed by TWG, TWG Louisiana or any Subsidiaries TWG Louisiana), which default results in the acceleration of such Indebtedness prior to its express maturity and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been and is continuing a Payment Default or the maturity of which has been so accelerated and not rescinded, aggregates $150,000 or more; or

         (g) failure by TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana to pay final judgments (other than any judgment as to which a reputable insurance company has accepted coverage without a reservation of rights) aggregating in excess of $150,000, which judgments are not stayed or discharged within 15 days after their entry; or

         (h) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana or for any substantial part of the property of TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana or ordering the winding up or liquidation of the affairs of TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana and such decree or order shall remain unstayed and in effect for a period of 15 consecutive days; or

         (i) TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana or for any substantial part of the property of TWG, TWG Louisiana or any Subsidiaries of TWG Louisiana, or TWG, of TWG Louisiana or any Subsidiaries of TWG Louisiana shall make any general assignment for the benefit of creditors;

         (j) indictment of any officer or Key Employee of TWG, TWG Louisiana or any subsidiaries of TWG Louisiana by any governmental authority;

         (k) fraud by an officer or Key Employee of TWG, TWG Louisiana or any subsidiaries of TWG Louisiana; or

         (l) the Issuer does not pay, or shall be unable to pay, or shall admit in writing its inability to pay its debts as such debts become due.

then, and in each and every such case (other than an Event of Default specified in clause (h) or (i) above relating to the Issuer), unless the principal of all of the Securities shall have already become due and payable, either the Trustee or the Holders of not less than 50% in aggregate principal amount of the Securities then Outstanding hereunder, by notice in writing to the Issuer (and to the Trustee if given by Securityholders) (the "Acceleration Notice"), may declare all the debt evidenced by the Securities to be due and payable immediately (the "Acceleration Date"). If an Event of Default specified in clause (h) or (i) above relating to the Issuer occurs, all the Securities and the accrued interest thereon shall be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholder.

     SECTION 5.2 COLLECTION OF INDEBTEDNESS BY TRUSTEE; TRUSTEE MAY PROVE INDEBTEDNESS. The Issuer covenants that (a) in case default shall be made in the payment of interest on any of the Securities on the date due and such default shall have continued for a period of 15 days, or (b) in case default shall be made in the payment of all or any part of the principal of any of the Securities when the same shall have become due and payable, whether upon maturity or upon any redemption or by declaration or otherwise -- then upon demand by the Trustee the Issuer will pay to the Trustee for the benefit of the Holders of the Securities the whole amount that then shall have become due and payable on all such Securities for principal or interest, as the case may be (with interest to the date of such payment upon the overdue principal and, to the extent that payment of such interest is enforceable under applicable law, on interest at the rate borne by the Securities); and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including such amounts as shall be due the Trustee and each predecessor Trustee under
Section 6.6.

     Until such demand is made by the Trustee, the Issuer may pay the principal of and interest on the Securities to the registered Holders, whether or not the Securities be overdue.

     In case the Issuer shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceeding at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Issuer or other obligor upon the Securities and collect in the manner provided by law out of the Property of the Issuer or other obligor upon the Securities, wherever situated, the moneys adjudged or decreed to be payable.

     In case there shall be pending proceedings relative to the Issuer or any other obligor upon the Securities under Title 11 of the United States Code or any other applicable Federal or state bankruptcy, insolvency or other similar law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Issuer or the property of the Issuer or such other obligor, or in case of any judicial proceedings relative to the Issuer or other obligor upon the Securities, or to the creditors or property of the Issuer or such other obligor, the Trustee, irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 5.2, shall be entitled and empowered, by intervention in such proceedings or otherwise:

         (a) to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Securities, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Securityholders allowed in any judicial proceedings relative to the Issuer or other obligor upon the Securities, or to the creditors or Property of the Issuer or such other obligor;

         (b) unless prohibited by applicable law and regulations, to vote on behalf of the Holders of the Securities in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings; and

         (c) to collect and receive any moneys or other Property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Securityholders and of the Trustee on their behalf; and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Securityholders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Securityholders, to pay to the Trustee such amounts as shall be due the Trustee, and each predecessor Trustee under Section 6.6.

     Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Securityholder any plan or reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar Person.

     All rights of action and of asserting claims under this Indenture, or under any of the Securities, may be enforced by the Trustee without the possession of any of the Securities or the production thereof on any trial or other proceedings relative thereto, and any such action or proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been sought.

     In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Securities, and it shall not be necessary to make any Holders of the Securities parties to any such proceedings.

     SECTION 5.3 APPLICATION OF PROCEEDS. Any moneys collected by the Trustee pursuant to this Article shall be applied in the following order at the date or dates fixed by the Trustee and, in case of the distribution of such moneys on account of principal or interest, upon presentation of the several Securities and stamping (or otherwise noting) thereon the payment, or issuing Securities in reduced principal amounts in exchange for the presented Securities if only partially paid, or upon surrender thereof if fully paid:

     FIRST: To the payment of all amounts due the Trustee and each predecessor Trustee under Section 6.6;

     SECOND: In case the principal of the Securities shall not have become and be then due and payable, to the payment of interest with interest (to the extent that such interest has been collected by the Trustee) upon the installments of interest at the Default Rate borne by the Securities, such payments to be made ratably to the Persons entitled thereto, without discrimination or preference;

     THIRD: In case the principal of the Securities shall have become and shall be then due and payable, to the payment of the whole amount then owing and unpaid upon all the Securities for principal and interest, with interest upon the overdue principal, and (to the extent that such interest has been collected by the Trustee) upon installments of interest at the Default Rate borne by the Securities; and in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon the Securities, then to the payment of such principal and interest, without preference or priority of principal over interest, or of interest over principal, or of any installment of interest over any other installment of interest, or of any Security over any other Security, ratably to the aggregate of such principal and accrued and unpaid interest; and

     FOURTH: To the payment of the remainder, if any, to the Issuer or any other Person lawfully entitled thereto.

     SECTION 5.4 SUITS FOR ENFORCEMENT. In case an Event of Default has occurred, has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture or the Collateral Agreements by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or the Collateral Agreements or in aid of the exercise of any power granted in this Indenture or the Collateral Agreements or to enforce any other legal or equitable right vested in the Trustee by this Indenture or the Collateral Agreements or by law.

     SECTION 5.5 RESTORATION OF RIGHTS ON ABANDONMENT OF PROCEEDINGS. In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned for any reason, then and in every such case the Issuer and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Issuer, the Trustee and the Securityholders shall continue as though no such proceedings had been taken.

     SECTION 5.6 LIMITATIONS ON SUITS BY SECURITYHOLDERS. No Holder shall have any right by virtue or by availing of any provision of this Indenture to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Indenture, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of not less than 25% in aggregate principal amount of the Securities then Outstanding shall have made written request upon the Trustee to institute such action or proceeding in its own name as trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee for 30 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceedings and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 5.9; it being understood and intended, and being expressly covenanted by the taker and Holder of every Security with every other taker and Holder and the Trustee, that no one or more Holders of Securities shall have any right in any manner whatever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder of Securities, or to obtain or seek to obtain priority over or preference to any other such Holder or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Securities. For the protection and enforcement of the provisions of this Section 5.6, each and every Securityholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

     SECTION 5.7 UNCONDITIONAL RIGHT OF SECURITYHOLDERS TO INSTITUTE CERTAIN SUITS. Notwithstanding any other provision in this Indenture and any provision of any Security, the right of any Holder to receive payment of the principal of and interest on such Security on or after the respective due dates expressed in such Security, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

     SECTION 5.8 POWERS AND REMEDIES CUMULATIVE; DELAY OR OMISSION NOT WAIVER OF DEFAULT. No right or remedy herein conferred upon or reserved to the Trustee or to the Securityholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or thereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

     No delay or omission of the Trustee or of any Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and subject to
Section 5.6, every power and remedy given by this Indenture or by law to the Trustee or to the Securityholders may be exercised from time to time, as often as shall be deemed expedient, by the Trustee or by the Securityholders.

     SECTION 5.9 CONTROL BY SECURITYHOLDERS. The Holders of a majority in aggregate principal amount of the Securities at the time Outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee by this Indenture; PROVIDED that such direction shall not be otherwise than in accordance with law and the provisions of this Indenture; PROVIDED, FURTHER, that the Trustee is provided with reasonable indemnification by the Holders prior to taking such action; and PROVIDED, FURTHER, that (subject to the provisions of Section 6.1) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee shall determine that the action or proceeding so directed would involve the Trustee in any financial or other liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction shall be unduly prejudicial to the interests of Holders of the Securities not joining in the giving of said direction, it being understood that (subject to Section 6.1) the Trustee shall have no duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders.

     Nothing in this Indenture shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction by Securityholders.

     SECTION 5.10 WAIVER OF PAST DEFAULTS. The Holders of a majority in aggregate principal amount of the Securities at the time Outstanding, by notice to the Issuer and the Trustee, may on behalf of all Holders, upon providing the Trustee with reasonable indemnity with respect to any action that might be taken by the Holders not so consenting, provide forbearances, waive any default or Event of Default hereunder and its consequences under this

Indenture including acceleration, except a default in the payment of principal of or interest on any of the Securities at the Maturity Date. In the case of any such waiver, the Issuer, the Trustee and the Holders of the Securities shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

     Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

     SECTION 5.11 TRUSTEE TO GIVE NOTICE OF DEFAULT, BUT MAY WITHHOLD IN CERTAIN CIRCUMSTANCES. The Trustee shall transmit to the Securityholders, as the names and addresses of such Holders appear on the registry books, notice by mail of all defaults actually known to a Responsible Officer of the Trustee, such notice to be transmitted within 90 days after the occurrence thereof, unless such defaults shall have been cured before the giving of such notice (the term "default" or "defaults" for the purposes of this Section 5.11 being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default); PROVIDED that, except in the case of default in the payment of the principal of or interest on any of the Securities, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Securityholders.

     SECTION 5.12 RIGHT OF COURT TO REQUIRE FILING OF UNDERTAKING TO PAY COSTS. All parties to this Indenture agree, and each Holder by its acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this
Section 5.12 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Securityholder or group of Securityholders holding in the aggregate more than 10% in aggregate principal amount of the Securities Outstanding, or to any suit instituted by any Securityholder for the enforcement of the payment of the principal of or interest on any Security on or after the Maturity Date expressed in such Security.

     SECTION 5.13 EXCESS CASH FLOW. All references to payments of principal and interest refer solely to the Excess Cash Flow payments required by Section 3.17 of this Indenture.

                                    ARTICLE 6

                             CONCERNING THE TRUSTEE

     SECTION 6.1 DUTIES AND RESPONSIBILITIES OF THE TRUSTEE; DURING DEFAULT; PRIOR TO DEFAULT. The Trustee, prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred (which has not been cured or waived) the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

         (a) prior to the occurrence of an Event of Default and after the curing or waiving of all such Events of Default which may have occurred:

             (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

             (ii) in the absence of bad faith on the part of the Trustee, the
                  Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such statements, certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture;

         (b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

         (c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority in principal amount of the Securities at the time Outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

         (d) the Trustee shall not be charged with knowledge of an Event of Default unless a Responsible Officer of the Trustee obtains written notice of such default; and

         (e) whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this
Section 6.1.

     None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial or other liability in the performance of any of its duties or in the exercise of Any of its rights or powers, if repayment of such funds or adequate indemnity against such liability is not assured to the reasonable satisfaction of the Trustee.

     SECTION 6.2 CERTAIN RIGHTS OF THE TRUSTEE. SUBJECT TO SECTION 6.1:

         (a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, Officers' Certificate or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, coupon, security or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

         (b) any request, direction, order or demand of the Issuer mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed), and any resolution of the Board of Directors may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Issuer;

         (c) the Trustee may consult with counsel and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

         (d) the Trustee shall be under no obligation to exercise any of the trusts or powers vested in it by this Indenture at the request, order or direction of any of the Securityholders pursuant to the provisions of this Indenture, unless such Securityholders shall have offered to the Trustee reasonable security and/or indemnity against the costs, expenses and liabilities which might be incurred therein or thereby;

         (e) the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion, rights or powers conferred upon it by this Indenture;

         (f) prior to the occurrence of an Event of Default hereunder and after the curing or waiving of all Events of Default which may have occurred, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document unless requested in writing so to do by the Holders of not less than a majority in aggregate principal amount of the Securities then Outstanding; PROVIDED that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such expenses or liabilities as a condition to proceeding; the reasonable expenses of every such examination shall be paid by the Issuer or, if paid by the Trustee or any predecessor trustee, shall be repaid by the Issuer upon demand; and

         (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys, custodians or nominees not regularly in its employ and the Trustee shall not be responsible for any misconduct or negligence on the part of any such agent, attorney, custodian or nominee appointed with due care by it hereunder.

         (h) the Trustee makes no representation as to the validity or adequacy of this Indenture, the Collateral, or the Securities. It shall not be accountable for the Issuers' use of the proceeds from the sale of the Securities, and it shall not be responsible for any statement in the Securities, other than its authentication. Except required by Section 14.6 of this Indenture, the Trustee shall not be responsible for any recording, re-recording, filing or refiling of this Indenture or other document to perfect the security interest in the Collateral. The Trustee shall not be bound to ascertain or inquire as to the performance of the obligations of the Issuer under this Indenture or the Collateral Agreements. The Trustee may nevertheless require the Issuer to furnish information regarding performance of its obligations hereunder and under the Collateral Agreements, but is not obligated to do so.

     SECTION 6.3 TRUSTEE NOT RESPONSIBLE FOR RECITALS, DISPOSITION OF SECURITIES OR APPLICATION OF PROCEEDS THEREOF. The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representation as to the validity or sufficiency of this Indenture or of the Securities. The Trustee shall not be accountable for the use or application by the Issuer of any of the Securities or of the proceeds thereof. The Trustee shall not be accountable or responsible for any information, statement or recital in any prospectus, private offering memorandum or any other disclosure material prepared or distributed in connection with the distribution of the Securities.

     SECTION 6.4 TRUSTEE AND AGENTS MAY HOLD SECURITIES; COLLECTIONS, ETC. The Trustee or any agent of the Issuer or the Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities with the same rights it would have if it were not the Trustee or such agent and, subject to Sections 6.8 and 6.13, if operative, may otherwise deal with the Issuer and receive, collect, hold and retain collections from the Issuer with the same rights it would have if it were not the Trustee or such agent.

     SECTION 6.5 MONEYS HELD BY TRUSTEE. Subject to the provisions of Section
10.6 hereof, all moneys received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by mandatory provisions of law. Neither the Trustee nor any agent of the Issuer or the Trustee shall be under any liability for interest on any moneys received by it hereunder.

     SECTION 6.6 COMPENSATION AND INDEMNIFICATION OF TRUSTEE AND ITS PRIOR CLAIM. The Issuer covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, reasonable compensation (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) and the Issuer covenants and agrees to pay or reimburse the Trustee and each predecessor Trustee upon its request for all reasonable expenses, (including, without limitation, expenses incurred in connection with notices and other communications to Holders) disbursements and advances incurred or made by or on behalf of it in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all agents and other Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its negligence or bad faith. The Issuer also covenants to indemnify the Trustee, and each predecessor trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this Indenture or the trusts hereunder and its duties hereunder, including the costs and expenses of defending itself against or investigating any claim of liability in the premises. The obligations of the Issuer under this Section 6.6 to compensate and indemnify the Trustee and each predecessor trustee and to pay or reimburse the Trustee and each predecessor trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture. Such additional indebtedness shall be a senior claim to that of the Securities upon all Property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Securities, and the Securities are hereby subordinated to such senior claim. The Trustee and Issuer shall enter into a Fee Agreement acceptable to the Trustee and Issuer.

     SECTION 6.7 RIGHT OF TRUSTEE TO RELY ON OFFICERS' CERTIFICATE, ETC. Subject to Section 6.1, whenever in the administration of the trusts of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee, and such certificate, in the absence of bad faith on the part of the Trustee, shall be full warrant and protection to the Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture upon the faith thereof.

     SECTION 6.8 [Reserved].

     SECTION 6.9 PERSONS ELIGIBLE FOR APPOINTMENT AS TRUSTEE. The Trustee hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or of any State or territory or of the District of Columbia having a combined capital and surplus of at least $50,000,000 (or being a member of a bank holding system with an aggregate combined capital and surplus), and which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by Federal, State, territorial or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 6.9, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. Neither the Issuer nor any Person directly or indirectly controlling, controlled by or under common control with the Issuer may serve as Trustee hereunder. In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 6.9, the Trustee shall resign immediately in the manner and with the effect specified in Section 6.10.

     SECTION 6.10 RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR TRUSTEE. The Trustee may resign at any time by so notifying the Issuer in writing, such resignation to be effective upon the appointment of a successor Trustee. The Holders of a majority in principal amount of the Outstanding Securities may remove the Trustee by so notifying the Trustee in writing and may appoint a successor Trustee with the Issuer's consent which consent shall not be unreasonably withheld. The Issuer may remove the Trustee if:

         (a) the Trustee fails to comply with Section 6.8 or 6.9;

         (b) the Trustee is adjudged a bankrupt or an insolvent;

         (c) a receiver or other public officer takes charge of the Trustee or its property; or

          (d) the Trustee becomes incapable of acting.

     If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Issuer shall promptly appoint a successor Trustee that is reasonably acceptable to the Holders of a majority in principal amount of the Securities. Within one year after the successor Trustee takes office, the

Holders of a majority in principal amount of the Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

     A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee (subject to the senior claim provided in Section 6.6 and upon being paid the compensation due to it in Section 6.6), the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Securityholder.

     If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of at least 25% in principal amount of the Outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

     If the Trustee fails to comply with Section 6.8, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

     Notwithstanding replacement of the Trustee pursuant to this Section 6.10, the Issuer's obligations under Section 6.6 shall continue for the benefit of the retiring Trustee.

     SECTION 6.11 ACCEPTANCE OF APPOINTMENT BY SUCCESSOR TRUSTEE. Any successor trustee appointed as provided in Section 6.10 shall execute and deliver to the Issuer and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as trustee herein; but, nevertheless, on the written request of the Issuer or of the successor trustee, the trustee ceasing to act shall upon being paid the amounts due it under Section 6.6 pay over to the successor trustee all moneys at the time held by it hereunder and shall execute and deliver an instrument transferring to such successor trustee all such rights, powers, duties and obligations. Upon request of any such successor trustee, the Issuer shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a prior claim upon all Property or funds held or collected by such trustee to secure any amounts then due it pursuant to the provisions of Section 6.6.

     No successor trustee shall accept appointment as provided in this Section
6.11 unless at the time of such acceptance such successor trustee shall be qualified under the provisions of Section 6.8 and eligible under the provisions of Section 6.9. No Trustee under this Indenture shall be personally liable for any action or omission of any successor trustee.

     SECTION 6.12 MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO BUSINESS OF TRUSTEE. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, PROVIDED that such corporation shall be qualified under the provisions of Section 6.8 and eligible under the provisions of Section 6.9, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

     In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture any of the Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee and deliver such Securities so authenticated; and, in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificate shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee to authenticate Securities in the name of any predecessor Trustee shall have; PROVIDED that the right to adopt the certificate of authentication of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

     SECTION 6.13 [Reserved].

     SECTION 6.14 TRUST ESTATE MAY BE VESTED IN CO-TRUSTEE OR IN A SUB- TRUST. It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction denying or restricting of the right of banking corporations or associations to transact business as Trustee in such jurisdiction. Accordingly, at any time or times and for the purpose of meeting any legal requirements of any jurisdiction, (i) a sub-trust ("Sub-Trust") may be created as provided herein pursuant to the terms of which the Settlers of the Sub-Trust may appoint an individual or financial institution to serve as a trustee thereunder (Sub-Trustee"), and (ii) the Trustee shall have the power to appoint, and the Issuer shall for such purpose join with the Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one or more persons or entities approved by the Trustee either to act as co-trustee or co-trustees, jointly with the Trustee, of all or any part of the property subject to the trust created by this Indenture.

     If the appointment of a co-trustee is not sufficient to allow the Trustee to avoid violating any law of the state jurisdiction denying or restricting the Trustee's right to transact business as Trustee in such jurisdiction or to exercise any of its remedies contained herein or any Collateral Document, then the Trustee may execute, and the Issuer shall for such purpose join with the Trustee, an instrument permitted by applicable law creating a Sub-trust for all or a portion of the

Trust Estate, including collateral securing the Securities. Initially, the Issuer and the Trustee shall enter into an Act of Revocable Donation and Trust in the form attached hereto as Exhibit A. Pursuant to such instrument, the Issuer and the Trustee shall be the Settlers and John C. Stohlmann shall serve as the initial trustee ("sub-trustee") pursuant to the terms thereof.

     The Sub-trustee shall be entitled to the same rights, privileges, and immunities (but not the obligations) of the Trustee contained in Sections 6.1, 6.2, 6.3, 6.5 and 6.7 of this Indenture, in addition to the rights, privileges and immunities contained in the Sub-trust. Further, the Issuer shall indemnify the Sub-trustee to the same extent as provided in Section 6.6 of this Indenture.

     The Trustee shall be accountable to the Securityholders for the acts and omissions of the Sub-trustee in accordance with the standard of care provided in
Section 6.1 hereof, subject to limitations thereon set forth in subsections (a) through (e) thereof, but only so long as the Sub-trustee is an Affiliate of the Trustee.

     The Sub-trust shall be governed by the terms thereof.

     The following provisions relate only to the situation in which a co-trustee is appointed pursuant to the terms hereof and not to the Sub-trust.

     Every co-trustee or separate trustee shall, to the extent permitted by law, be appointed subject to the following terms:

         (a) The Bonds shall be authenticated and delivered, and all rights, powers, trusts, duties and obligations hereby conferred upon the Trustee in respect to the custody, control and management of moneys, papers, securities and other personal property shall be exercised, solely by the Trustee.

         (b) All rights, powers, trusts, duties and obligations conferred or imposed upon the trustees shall be conferred or imposed upon and exercised or performed by the Trustee, or by the Trustee and such co-trustee or co-trustees or separate trustee or separate trustees jointly, as shall be provided in the instrument appointing such co-trustee or co-trustees or separate trustee or separate trustees, except to the extent that, under the law of any jurisdiction in which any particular act or acts are to be performed, the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such act or acts shall be performed by such co-trustee or co-trustees or separate trustee or separate trustees.

         (c) Any request in writing by the Trustee to any co-trustee or separate trustee to take or to refrain from taking any action hereunder shall be sufficient warrant for the taking, or the refraining from taking, of such action by such co-trustee or separate trustee.

         (d) Any co-trustee or separate trustee may, to the extent permitted by law, delegate to the Trustee the exercise of any right, power, trust, duty or obligation, discretionary or otherwise.

         (e) The Trustee at any time, by any instrument in writing, with the concurrence of the Issuer, may accept the resignation of or remove any co-trustee or separate trustee appointed under this Section, and, in case an Event of Default shall have occurred and be continuing, the Trustee shall have power to accept the resignation of, or remove, any such co-trustees or separate trustee without the concurrence of the Issuer. Upon the request of the Trustee, the Issuer shall join with the Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to effectuate such resignation or removal.

         (f) No trustee hereunder shall be personally liable by reason of any act or omission of other trustee hereunder, nor will the act or omission of any trustee hereunder be imputed to any other trustee.

         (g) Any demand, request, direction, appointment, removal, notice, consent, waiver or other action in writing delivered to the Trustee shall be deemed to have been delivered to each such co-trustee or separate trustee.

         (h) Any moneys, papers, securities or other items of personal property received by any such co-trustee or separate trustee hereunder shall forthwith, so far as may be permitted by law, be turned over to the Trustee.

     Upon the acceptance in writing of such appointment by any such co-trustee or separate trustee, it or he or she shall be vested jointly with the Trustee (except insofar as local law makes it necessary for any such co-trustee or separate trustee to act alone) with such title to the property subject to the trust created by this Indenture or any part thereof, and with such rights, powers, duties or obligations, as shall be specified in the instrument of appointment subject to all the terms hereof. Every such acceptance shall be filed with the Trustee. To the extent permitted by law, any co-trustee or separate trustee may, at any time by an instrument in writing, constitute the Trustee its or his or her attorney-in-fact and agent, with full power and authority to do all acts and things and to exercise all discretion on its or his or her behalf and in its or his or her own name.

     In case any co-trustee or separate trustee shall die, become incapable of acting, resign or be removed, the title to the pledged property, and all rights, powers, trusts, duties and obligations of said co-trustee or separate trustee shall, so far as permitted by law, vest in and be exercised by the Trustee unless and until a successor co-trustee or separate trustee shall be appointed in the manner herein provided.

                                    ARTICLE 7

                         CONCERNING THE SECURITYHOLDERS


     SECTION 7.1 EVIDENCE OF ACTION TAKEN BY SECURITYHOLDERS. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Securityholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Securityholders in Person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee. Proof of execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Sections 6.1 and 6.2) conclusive in favor of the Trustee and the Issuer if made in the manner provided in this Article.

     SECTION 7.2 PROOF OF EXECUTION OF INSTRUMENTS AND OF HOLDING OF SECURITIES. Subject to Sections 6.1 and 6.2, the execution of any instrument by a Securityholder or his agent or proxy may be proved in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holdings of Securities shall be proved by the Security register or by a certificate of the registrar thereof.

     SECTION 7.3 HOLDERS TO BE TREATED AS OWNERS. The Issuer, the Trustee and any agent of the Issuer or the Trustee may deem and treat the Person in whose name any Security shall be registered upon the Security register as the absolute owner of such Security (whether or not such Security shall be overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or on account of the principal of and, subject to the provisions of this Indenture, interest on such Security and for all other purposes; and neither the Issuer nor the Trustee nor any agent of the Issuer or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Security.

     SECTION 7.4 SECURITIES OWNED BY ISSUER DEEMED NOT OUTSTANDING. In determining whether the Holders of the requisite aggregate principal amount of Securities have concurred in any direction, consent or waiver under this Indenture, Securities which are directly owned by the Issuer (which shall not include the Securityholders as of the date of Issue), except that for the purpose of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver only Securities which the Responsible Officer actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Issuer or any other obligor upon the Securities or any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer or any other obligor of the Securities. In case of a dispute as to such right, the advice of counsel shall be full protection in respect of any decision made by the Trustee in accordance with such advice. Upon request of the Trustee, the Issuer shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Securities, if any, known by the Issuer to be owned or held by or for the account of any of the above described Persons; and, subject to Section 6.1, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth.

     SECTION 7.5 RIGHT OF REVOCATION OF ACTION TAKEN. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 7.1, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Securities specified in this Indenture in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included among the serial numbers of the Securities the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this Article, revoke such action so far as concerns such Security. Except as aforesaid, any such action taken by the Holder of any Security shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Security and of any Securities issued in exchange or substitution therefor, irrespective of whether or not any notation in regard thereto is made upon any such Security. Any action taken by the Holders of the percentage in aggregate principal amount of the Securities specified in this Indenture in connection with such action shall be conclusively binding upon the Issuer, the Trustee and the Holders of all the Securities.


                                    ARTICLE 8

                             SUPPLEMENTAL INDENTURES

     SECTION 8.1 SUPPLEMENTAL INDENTURES WITHOUT CONSENT OF SECURITYHOLDERS. The Issuer, when authorized by a resolution of its Board of Directors, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

         (a) to cure any ambiguity, defect or inconsistency;

         (b) to provide for uncertificated Securities in addition to or in place of certificated Securities;

         (c) to provide for the assumption of the Issuer's obligations hereunder to the Holders in the case of a merger or consolidation pursuant to Article Nine hereof; or,

         (d) With the consent of the holders of 50% of the Czech Notes, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights hereunder of any Holder.

     The Trustee is hereby authorized to join in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

     Any supplemental indenture authorized by the provisions of this Section 8.1 may be executed without the consent of the Holders of any of the Securities at the time Outstanding, notwithstanding any of the provisions of Section 8.2.

     SECTION 8.2 SUPPLEMENTAL INDENTURES WITH CONSENT OF SECURITYHOLDERS. With the consent (evidenced as provided in Article Seven) of the Holders of (i) not less than 50% in aggregate principal amount of the Securities at the time Outstanding, and (ii) the holders of 50% in aggregate principal amount of the Czech Notes at the time Outstanding, (including consents obtained in connection with a tender offer or exchange offer for the Securities), the Issuer, when authorized by a resolution of the Board of Directors, and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the Holders of the Securities; PROVIDED that no such supplemental indenture shall, without the consent of each Holder affected thereby and the holders of 75% in aggregate principal amount of the Czech Notes with respect to subsections (i)-(iii) and subsection (viii) as it relates to subsections (i)-(iii)) (with respect to any Securities held by a non-consenting Securityholder), (i) reduce the principal amount of Securities whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Security or alter the provisions with respect to the redemption of the Securities, (iii) reduce the rate of or change the time for payment of interest on any Security, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Securities (except a rescission of acceleration of the Securities by the Holders of at least a majority in aggregate principal amount of the then Outstanding Securities and a waiver of the payment default that resulted from such acceleration), (v) make any Security payable in money other than that stated in the Securities, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Securities to receive payments of principal of or interest on the Securities, (vii) waive a redemption payment with respect to any Security, or (viii) make any change in the foregoing amendment and waiver provisions.

     The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any indenture supplemental hereto. If a record date is fixed, then those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to consent to such supplemental indenture or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

     Upon the request of the Issuer accompanied by a copy of a resolution of the Board of Directors certified by the Secretary or an Assistant Secretary of the Issuer authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of the required Securityholders and other documents, if any, required by Section 7.1, the Trustee shall join with the Issuer in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

     It shall not be necessary for the consent of the Securityholders under this
Section 8.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

     Promptly after the execution by the Issuer and the Trustee of any supplemental indenture pursuant to the provisions of this Section 8.2, the Issuer shall mail a notice thereof by first-class mail to the Holders of Securities provided, however, this section shall not prohibit the pledge or granting of a security interest to the holders of the Czech Notes in the stock and assets of TWG International and TWG Finance, and any of their respective subsidiaries, or the foreclosure on such collateral by the holders of the Czech Notes, at their addresses as they shall appear on the registry books of the Issuer, setting forth in general terms the substance of such supplemental indenture. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

     SECTION 8.3 EFFECT OF SUPPLEMENTAL INDENTURE. Upon the execution of any supplemental indenture pursuant to the provisions hereof, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Issuer and the Holders of Securities shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

     SECTION 8.4 DOCUMENTS TO BE GIVEN TO TRUSTEE. In connection with the execution and delivery of any supplemental indenture pursuant to this Article Eight, the Trustee shall receive an Officers' Certificate and an Opinion of Counsel and, subject to the provisions of Sections 6.1 and 6.2, may rely thereon as conclusive evidence that any such supplemental indenture complies with the applicable provisions of this Indenture. The Opinion of Counsel delivered pursuant to this Section 8.4 shall include a statement that the execution, delivery and performance of such supplemental indenture by the Issuer shall not result in a breach or violation of, or constitute a default under, this Indenture. Subject to Section 6.1, the Trustee may conclusively rely on an Opinion of Counsel with respect to the effect a supplemental indenture will have on a Holder under Section 8.1(d).

     SECTION 8.5 NOTATION ON SECURITIES IN RESPECT OF SUPPLEMENTAL INDENTURES. Securities authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article may bear a notation in form approved by the Trustee as to any matter provided for by such supplemental indenture or as to any action taken at any such meeting. If the Issuer or the Trustee shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such supplemental indenture may be prepared and executed by the Issuer, authenticated by the Trustee and delivered in exchange for the Securities then Outstanding.


                                    ARTICLE 9

                  NO CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     Except with the prior written consent of each Holder, the Issuer shall not consolidate with, or merge with or into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets as an entirety in one or more related transactions to, another corporation, person or entity, except as permitted in Article 3. For purposes of this Article 9, the transfer (by lease, assignment, sale or otherwise), in a single transaction or series of transactions), of all or substantially all of the properties or assets of one or more Subsidiaries of the Issuer, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Issuer, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer, provided however, this section shall not prohibit the pledge or granting of a security interest to the holders of the Czech Notes in the stock and assets of TWG International and TWG Finance, and of any of their respective subsidiaries, or the foreclosure on such collateral by the holders of the Czech Notes.


                                   ARTICLE 10

                           SATISFACTION AND DISCHARGE
                         OF INDENTURE; UNCLAIMED MONEYS


     SECTION 10.1 SATISFACTION AND DISCHARGE OF INDENTURE. This Indenture shall cease to be of further effect as to all Outstanding Securities (except as to (A) rights of registration of transfer and exchange, and the Issuer's right of optional redemption, (B) substitution of apparently mutilated, defaced, destroyed, lost or stolen Securities, (C) rights of Holders to receive payments of principal thereof and interest thereon, (D) the rights, obligations and immunities of the Trustee hereunder and (E) the rights of the Securityholders as beneficiaries hereof with respect to the property so deposited with the Trustee under the provisions of this Section 10.1) when (a) all Outstanding Securities, except lost, stolen or destroyed Securities which shall have been replaced or paid, as provided in Section 2.6, have been delivered to the Trustee for cancellation or (b) the Issuer shall have paid or caused to be paid the principal of and interest on the Securities Outstanding hereunder, as and when the same shall have become due and payable, or (c) (i) the Securities not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon the giving of notice of redemption, and (ii) the Issuer shall have irrevocably deposited or caused to be deposited with the Trustee, as trust funds, (A) money in an amount or (B) Government Securities which through the payment of interest and principal will provide, no later than one day before the due date of payments in respect of the Securities, money in an amount or (C) a combination thereof, any one of options (A), (B) or (C) being sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of and interest on the Outstanding Securities to the date of maturity or redemption, as the case may be. The Trustee, on demand of the Issuer accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Issuer, shall execute proper instruments acknowledging such satisfaction of and discharging this Indenture. The Issuer agrees to reimburse the Trustee for any costs or expenses (including the reasonable fees of its counsel) thereafter reasonably and properly incurred, to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Securities and to indemnify the trust referred to in Section 10.2(a) for any tax liability and pay any expenses of such trust not otherwise provided for pursuant to such Section.

     SECTION 10.2 DEFEASANCE AND DISCHARGE OF INDENTURE. The Issuer shall be deemed to have paid and discharged the entire Indebtedness on all the Outstanding Securities on the date of the deposit referred to in subparagraph
(a) hereof, and the provisions of this Indenture, as it relates to such Outstanding Securities, shall no longer be in effect (and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except as to: (1) rights of registration of transfer and exchange, and the Issuer's right of optional redemption, (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen Securities, (3) rights of Holders to receive payments of principal thereof and interest thereon, (4) the rights, obligations and immunities of the Trustee hereunder and (5) the rights of the Securityholders as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them; PROVIDED that all of the following conditions shall have been satisfied:

         (a) the Issuer has deposited or caused to be irrevocably deposited with the Trustee (or another trustee satisfying the requirements of Section 6.9) as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities, (i) money in an amount or (ii) Government Securities which through the payment of interest and principal in respect thereof in accordance with their terms will provide not later than one day before the due date of any payment referred to below money in an amount, or
(iii) a combination thereof, any one of options (i), (ii) or (iii) being sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, the principal of and each installment of principal and interest on the Outstanding Securities as of the maturity date of such principal or installment of interest;

         (b) such deposit shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuer is a party or by which it is bound;

         (c) no Default or Event of Default shall have occurred and be continuing on the date of such deposit;

         (d) the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Holders of the Securities shall not recognize income, gain or loss for Federal income tax purposes as a result of such deposits, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (ii) the creation of the trust will not violate the Investment Company Act of 1940, as amended, and
(iii) Holders of the Securities will have a valid, first priority lien on the trust funds; and

         (e) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance contemplated by this provision have been complied with.

     SECTION 10.3 DEFEASANCE OF CERTAIN OBLIGATIONS. The Issuer may omit to comply with any term, provision or condition set forth in Sections 3.5 to3.19 inclusive, and will not be subject to the Events of Default described under clauses (d), (e) and (f) of Section 5.1 hereof, with respect to the Securities, if all of the following conditions have been satisfied:

         (a) the Issuer has deposited or caused to be irrevocably deposited with the Trustee (or another trustee satisfying the requirements of Section 6.9) as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities, (i) money in an amount, or
(ii) Government Securities which through the payment of interest and principal in respect thereof in accordance with their terms will provide not later than one day before the due date of any payment referred to below money in an amount, or (iii) a combination thereof, any one of options (i), (ii) or (iii) being sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the

Trustee, the principal of and each installment of principal and interest on the Outstanding Securities on the maturity date of such principal or installment of principal or interest;

         (b) such deposit shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuer is a party or by which it is bound;

         (c) no Default or Event of Default shall have occurred and be continuing on the date of such deposit;

         (d) the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Holders of the Securities shall not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, (ii) the creation of the trust will not violate the Investment Company Act of 1940, as amended, and
(iii) Holders of the Securities will have a valid, first-priority lien on the trust funds; and

         (e) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the defeasance contemplated by this Section 10.3 have been complied with.

     SECTION 10.4 APPLICATION BY TRUSTEE OF FUNDS DEPOSITED FOR PAYMENT OF SECURITIES. Subject to Section 10.6, all moneys and Governmental Securities deposited with the Trustee pursuant to Sections 10.1, 10.2 and 10.3 shall be held in trust and applied by it to the payment, either directly or through any paying agent (including the Issuer acting as paying agent), to the Holders of the particular Securities for the payment or redemption of which such moneys have been deposited with the Trustee, of all sums due and to become due thereon for principal and interest; but such money and Government Securities need not be segregated from other funds except to the extent required by law.

     SECTION 10.5 REPAYMENT OF MONEYS HELD BY PAYING AGENT. In connection with the satisfaction and discharge of this Indenture all moneys and Government Securities then held by any paying agent under the provisions of this Indenture shall, upon demand of the Issuer, be repaid to the Issuer or paid to the Trustee and thereupon such paying agent shall be released from all further liability with respect to such moneys and Government Securities .

     SECTION 10.6 RETURN OF MONEYS HELD BY TRUSTEE AND PAYING AGENT UNCLAIMED FOR ONE YEAR. Any moneys and Government Securities deposited with or paid to the Trustee or any paying agent for the payment of the principal of or interest on any Security and not applied but remaining unclaimed for one year after the date upon which such principal or interest shall have become due and payable shall, upon the written request of the

Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee or such paying agent, and the Holder of such Security shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer for any payment which such Holder may be entitled to collect, and all liability of the Trustee or any paying agent with respect to such moneys and Government Securities shall thereupon cease; PROVIDED, HOWEVER, that the Trustee or such paying agent before being required to make any such repayments may, at the expense of the Issuer, cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, the City of New York, notice that such money remains unclaimed and that after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer. In the event any Securities are not presented for payment when due, either at maturity or at the date fixed for redemption thereof or otherwise, if funds sufficient to pay such Securities shall have been made available to the Trustee or Paying Agent for the benefit of the Holders thereof, all liability of the Issuer to the Holders for payment of such Securities shall terminate and be completely discharged. The Trustee shall hold such segregated funds, without liability for interest thereon, for the benefit of the Holders, who shall thereafter be restricted exclusively to such funds for the satisfaction of any claim of whatever nature on their part under this Indenture or relating to such Securities.

     SECTION 10.7 REINSTATEMENT. If the Trustee or paying agent is unable to apply any moneys or Government Securities in accordance with this Article Ten by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to this Article Ten until such time as the Trustee or paying agent is permitted to apply all such moneys or Government Securities in accordance with this Article; PROVIDED, HOWEVER, that if the Issuer has made any payment of principal of or interest on any Securities because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Securities to receive such payment from the moneys or Government Securities held by the Trustee or paying agent.


                                   ARTICLE 11

                            MISCELLANEOUS PROVISIONS

     SECTION 11.1 INCORPORATORS, SHAREHOLDERS, OFFICERS AND DIRECTORS OF ISSUER EXEMPT FROM INDIVIDUAL LIABILITY. No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security, or because of any indebtedness evidenced thereby, shall be had against any incorporator, as such, or against any past, present or future stockholder, officer, employee, director, or creditor, as such, of the Issuer or the Trustee or any subsidiary of the Issuer or any successor of the Issuer or the Trustee or any such subsidiary, whether directly or through the Issuer or any subsidiary of the Issuer or any successor of the Issuer or any such subsidiary, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders thereof and as part of the consideration for the issue of the Securities.

     SECTION 11.2 PROVISIONS OF INDENTURE FOR THE SOLE BENEFIT OF PARTIES AND SECURITYHOLDERS. Nothing in this Indenture or in the Securities, express or implied, shall give or be construed to give to any Person, firm or corporation, other than the parties hereto and their successors and the Holders of the Securities, any legal or equitable right, remedy or claim under this Indenture or under any covenant or provision herein contained, other than the rights expressly granted to the holders of the Czech Notes.

     SECTION 11.3 SUCCESSORS AND ASSIGNS OF ISSUER BOUND BY INDENTURE. All the covenants, stipulations, promises and agreements in this Indenture contained by or on behalf of the Issuer shall bind its successors and assigns, whether so expressed or not.

     SECTION 11.4 NOTICES AND DEMANDS ON ISSUER, TRUSTEE AND SECURITYHOLDERS. Any notice or demand which by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders of Securities to or on the Issuer shall be given or served by (i) delivery in Person, (ii) telecopy (confirmed by copy sent by first-class mail) or (iii) certified or registered mail, return receipt requested (except as otherwise specifically provided herein), in each case addressed (until another address of the Issuer is filed by the Issuer with the Trustee) to Trans World Gaming Corp., One Penn Plaza, Suite 1503, New York, NY 10119, Attention: President (Telecopy No.: (212) 563-3380). Any notice, direction, request or demand by the Issuer or any Securityholder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or served by one of the methods described in the first sentence of this Section 11.4, addressed to the Corporate Trust Office (Telecopy No.: 212-754-1303).

     Where this Indenture provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder entitled thereto, at his last address as it appears in the Security register. Any notice which is delivered, telecopied (and confirmed by mail) or mailed in the manner herein provided shall be conclusively presumed to have been given, whether or not the addressee receives such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

     In case, by reason of the suspension of or irregularities in regular mail service, it shall be impracticable to mail notice or confirm by mail telecopy notice to the Issuer and Securityholders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

     SECTION 11.5 COMPLIANCE CERTIFICATES AND OPINIONS OF COUNSEL; STATEMENTS TO BE CONTAINED THEREIN. Upon an application or demand by the Issuer to the Trustee to take any action under any of the provisions of this Indenture, the Issuer shall furnish to the Trustee (i) an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and (ii) an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with and (iii) if appropriate, an Accountants' Certificate stating that in the opinion of such accountants all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

     Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (a) a statement that the Person making such certificate or opinion has read such covenant or condition, (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

     Any certificate, statement or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of or representations by counsel, unless such officer knows that the certificate or opinion or representations with respect to the matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous. Any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters and information which is in the possession of the Issuer, upon the certificate, statement or opinion of or representations by an officer or officers of the Issuer, unless such counsel knows that the certificate, statement or opinion or representations with respect to the matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous.

     Any certificate, statement or opinion of an officer of the Issuer or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Issuer unless such officer or counsel, as the case may be, knows that the certificate or opinion or representations with respect to the accounting matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous.

     Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.

     SECTION 11.6 PAYMENTS DUE ON SATURDAYS, SUNDAYS AND HOLIDAYS. If the date of maturity of interest on or principal of the Securities or the date fixed for redemption of any Security shall not be a Business Day, then payment of interest or principal need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the date fixed for redemption, and no interest shall accrue for the period after such date.

     SECTION 11.7 [Reserved]

     SECTION 11.8 NEW YORK LAW TO GOVERN. THIS INDENTURE AND EACH SECURITY SHALL BE DEEMED TO BE A CONTRACT UNDER THE LAWS OF THE STATE OF NEW YORK, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS (OTHER THAN CHOICE OF LAW RULES) OF SAID STATE. THE ISSUER HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE SECURITIES AND THE ISSUER HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH UNITED STATES FEDERAL OR NEW YORK STATE COURT. THE ISSUER IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDINGS IN SUCH RESPECTIVE JURISDICTIONS. THE ISSUER IRREVOCABLY CONSENTS TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY COURT IN OR OF THE STATE OF NEW YORK BY THE DELIVERY OF COPIES OF SUCH PROCESS TO THE ISSUER, AT ITS ADDRESS SPECIFIED IN SECTION 11.4 HEREOF OR BY CERTIFIED MAIL DIRECT TO SUCH ADDRESS.

     WHENEVER POSSIBLE EACH PROVISION OF THIS INDENTURE SHALL BE INTERPRETED IN SUCH MANNER AS TO BE EFFECTIVE AND VALID UNDER APPLICABLE LAW, BUT IF ANY PROVISION OF THIS INDENTURE SHALL BE PROHIBITED BY OR INVALID UNDER APPLICABLE LAW, SUCH PROVISION SHALL BE INEFFECTIVE TO THE EXTENT OF SUCH PROHIBITION OR INVALIDITY, WITHOUT INVALIDATING THE REMAINDER OF SUCH PROVISION OR THE REMAINING PROVISIONS OF THIS INDENTURE. WHENEVER IN THIS INDENTURE REFERENCE IS MADE TO THE ISSUER OR A HOLDER, SUCH REFERENCE SHALL BE DEEMED TO INCLUDE, AS APPLICABLE, A REFERENCE TO THEIR RESPECTIVE SUCCESSORS AND ASSIGNS. THE PROVISIONS OF THIS INDENTURE SHALL BE BINDING UPON AND SHALL INURE TO THE BENEFIT OF SUCH SUCCESSOR AND ASSIGNS. THE ISSUER'S SUCCESSORS AND ASSIGNS SHALL INCLUDE, WITHOUT LIMITATION, A RECEIVER, TRUSTEE OR DEBTOR IN POSSESSION FOR THE ISSUER.

     SECTION 11.9 COUNTERPARTS. This Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

     SECTION 11.10 EFFECT OF HEADINGS. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

     SECTION 11.11 DIRECTORS. Subject to the laws of the State of Nevada and the Articles of Incorporation and By-Laws of TWG (which TWG shall use its best efforts to amend to comply with this section), the Holder or Holders of 50 percent of the Outstanding Securities shall have the right to name, at any time, and from time to time, two of seven members of the Board of Directors of TWG until such time as the Securities are paid in full or fully defeased pursuant to
Article 10. Such named persons shall, upon direction by the required Holder(s), be placed upon the Board of Directors and, TWG, at such time as such Board seat of such appointee is subject to a shareholder vote, shall support and nominate such named individuals for election to the Board. Such right to name such two directors shall include, upon a one day written notice, the right to remove and replace either or both such named directors. During such time period as this right exists, TWG will not permit its Board of Directors to exceeds a total of seven (7) directors.

     SECTION 11.12 WAIVER OF USURIOUS INTEREST. All agreements between Issuer and Holders, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of the final maturity date of the Securities or otherwise, shall the interest contracted for, charged, received, paid or agreed to be paid to Holders exceed the maximum amount permissible under the laws of the State of New York (hereinafter the "Applicable Law"). If, from any circumstance whatsoever, interest would otherwise be payable to the Holders in excess of the maximum amount permissible under Applicable Law, the interest payable to the Holders shall be reduced to the maximum amount permissible under Applicable Law, and if from any circumstance the Holders shall ever receive anything of value deemed interest by the Applicable Law in excess of the maximum amount permissible under the Applicable Law, an amount equal to the excessive interest shall be applied to the reduction of the principal hereof and not to the payment of interest, or if such excessive amount of interest exceeds the unpaid principal balance of principal hereof, such excess shall be refunded to Issuer. All interest paid or agreed to be paid to the Holders shall, to the extent permitted by the Applicable Law, be amortized, prorated, allocated and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under the Applicable Law. The Holders expressly disavow any intent to contract for, charge or receive interest in an amount which exceeds the maximum amount permissible under the Applicable Law. This paragraph shall control agreements between the Issuer and the Holders.


                                   ARTICLE 12

                            REDEMPTION OF SECURITIES

     SECTION 12.1 RIGHT OF OPTIONAL REDEMPTION; PRICES. Subject to the terms and conditions of this Indenture, the Securities shall be subject to redemption prior the Maturity Date in whole or in part, at the election of the Issuer on any date for which notice of redemption can be given, at the redemption price of the principal amount of the Securities to be redeemed together with accrued interest to the redemption date. To make this election the Issuer shall give the Trustee at least 60 notice of such election, which notice shall specify the principal amount of Securities to be redeemed and the date it has fixed for redemption.

     SECTION 12.2 NOTICE OF REDEMPTION. Notice of redemption to the Holders of Securities to be redeemed as a whole shall be given by mailing notice of such redemption by first-class mail, postage prepaid, at least 30 and not more than 60 days prior to the date fixed for redemption to such Holders of Securities at their last addresses as they shall appear upon the registry books. Any notice which is mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Holder receives the notice. Failure to give notice by mail, or any defect in the notice to the Holder of any Security designated for redemption as a whole or in part, shall not affect the validity of the proceedings for the redemption of any other Security.

     The notice of redemption to each such Holder shall specify the principal amount of each Security held by such Holder to be redeemed, the date fixed for redemption, the redemption price, the place or places of payment, that payment will be made upon presentation and surrender of such Securities, that interest accrued to the date fixed for redemption to the extent provided in Section 12.1 will be paid as specified in said notice, that on and after said date interest thereon will cease to accrue.

     The notice of redemption of Securities to be redeemed shall be given by the Issuer or, at the Issuer's request, by the Trustee in the name and at the expense of the Issuer.

     At least one Business Day prior to the redemption date specified in the notice of redemption given as provided in this Section 12.2, the Issuer will deposit with the Trustee or with one or more paying agents (or, if the Issuer is acting as paying agent, set aside, segregate and hold in trust as provided in
Section 3.4) in immediately available funds an amount of money sufficient to redeem in immediately available funds on the redemption date all the Securities so called for redemption at the appropriate redemption price, together with accrued interest to the date fixed for redemption to the extent provided in
Section 12.1.

     SECTION 12.3 PAYMENT OF SECURITIES CALLED FOR REDEMPTION. If notice of redemption has been given as above provided, the Securities shall become due and payable on the date and at the place stated in such notice at the applicable redemption price, together with interest accrued to the date fixed for redemption, and on and after said date (unless the Issuer shall default in the payment of such Securities at the redemption price, together with interest accrued to said date to the extent provided in Section 12.1) interest on the Securities or portions of Securities so called for redemption shall cease to accrue and, except as provided in Sections 6.5 and 10.6, such Securities shall cease from and after the date fixed for redemption to be entitled to any benefit or security under this Indenture, and the Holders thereof shall have no right in respect of such Securities except the right to receive the redemption price thereof and unpaid interest to the date fixed for redemption to the extent provided in Section 12.1. On presentation and surrender of such Securities at a place of payment specified in said notice, said Securities shall be paid and redeemed by the Issuer at the applicable redemption price, together with interest accrued thereon to the date fixed for redemption. If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid or duly provided for, bear interest from the date fixed for redemption at the Default Rate.

     SECTION 12.4 EXCLUSION OF CERTAIN SECURITIES FROM ELIGIBILITY FOR SELECTION FOR REDEMPTION. Securities shall be excluded from eligibility for selection for redemption if they are identified by registration and certificate number in an Officer's Certificate and delivered to the Trustee at least 40 days prior to the last date on which notice of redemption may be given as being owned of record and beneficially by, and not pledged or hypothecated by, (a) the Issuer or (b) an entity specifically identified in such written statement as directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer (other than a holder of the Securities on the Issue Date.

     SECTION 12.5 SELECTION OF SECURITIES TO BE REDEEMED. If less than all the Securities are to be redeemed, the particular Securities or portions of Securities to be redeemed in minimum amounts $ 100.00 shall be selected in such manner as the Trustee in its discretion may deem fair and appropriate so that Securities are redeemed, as nearly as practicable, from each Holder on a reasonably pro rata basis according to the principal amount of Securities represented by each Security Outstanding.

     SECTION 12.6 PARTIAL REDEMPTION OF SECURITIES. In case part but not all of an Outstanding Security shall be selected for redemption, upon presentation and surrender of such Security by the Holder thereof or his attorney duly authorized in writing (with due endorsement by, or a written instrument of transfer in form satisfactory to the Trustee) the Trustee shall authenticate and deliver to or upon the order of such Holder, without charge therefor, for the unredeemed portion of the principal amount of the Security so surrendered, a Security or Securities, at the option of such Holder of like tenor. Fully registered Securities so presented and surrendered shall be canceled in accordance with this Indenture.

                                   ARTICLE 13

                                     WARRANT

     The conversion feature of the Original Indenture is deleted as a provision of this Indenture. Each Securityholder shall receive a Warrant to purchase Common Stock of TWG in the form attached to that certain Consent to Amend Indenture, Bonds and Warrants, by and between the Issuer, the Trustee and the Holders as of the date hereof. Such Warrants shall permit the holder thereof to purchase one share of common stock for each $1.50 of principal owed to such Securityholder by the Issuer as of the date of this Indenture on the terms and conditions set forth herein and in such Warrant. The number of shares purchasable by the Warrant issued shall not be reduced by any subsequent reduction in principal amount of such holder's Security. Subject to applicable law, the Warrant is transferable and need not be exercised by a Securityholder. Should a Securityholder desire to exercise the Warrant in whole or in part, such Securityholder shall be permitted to, but shall not be required to, pay the purchase price of the Common Stock acquired by such exercise by a corresponding reduction in principal and interest owed such Securityholder pursuant to such Securityholder's Security. The Warrants shall expire December 31, 2005. No amendment to this Article 13 shall be binding upon a Holder absent that, Holder's written consent, not withstanding any other provision of this Indenture.

                                   ARTICLE 14

                                    SECURITY

     SECTION 14.1 PLEDGE AND SECURITY INTEREST. "Collateral" means all Property, including, without limitation, fee and leasehold interests in real property and all personal property of the Issuer in the State of Louisiana, provided, however, the Securities shall not be secured by, and the holders of the Securities have no rights relating to, the Capital Stock (including direct and indirect, partially and wholly-owned Subsidiaries) or assets of either TWG International or TWG Finance, or of any of their respective Subsidiaries until the Czech Notes are fully defeased, fully redeemed or paid in full. Pursuant to the terms of the collateral agreements as executed pursuant to the Original Indenture, the Issuer has granted to the Trustee Liens on the Collateral for the benefit of holders of the Securities. This Indenture and the Securities issued pursuant to this Indenture affirm, reinstate, restate, renew, replace and amend the Original Indenture and the Securities issued thereunder and continues the Security Interest of the Trustee for the benefit of the Holders of the Securities as granted in the Original Indenture and related documents as to such real and personal Property in the state of Louisiana, and any Security Interest beyond the scope granted herein shall be deemed terminated. All references herein to the "Security Interest" and to the "Lien of this Indenture" shall be deemed to mean and refer to the Liens granted to the Trustee in the Original Indenture and Collateral Agreements executed pursuant to the Original Indenture, as affirmed, reinstated, restated, renewed, replaced and amended herein and pursuant to the terms of the Collateral Agreements.

     SECTION 14.2 SECURITY FOR OBLIGATION. The Security Interest secures among other things the payment and performance of all obligations of the Issuer now or hereafter existing under the Securities, the Collateral Agreements or this Indenture, including without limitation the prompt payment when due (whether by acceleration or otherwise) of the principal of or interest on the Securities as such documents renew, affirm, reinstate, restate, replace and amend the security interest granted the Securityholders in the Security arising pursuant to the Original Indenture, and the collateral documents associated with such Original Indenture (all such obligations of the Issuer being herein called the "Obligations").

     SECTION 14.3 PERFECTION OF SECURITY INTEREST.

     The Issuer shall cause this Indenture, the Collateral Agreements, financing statements, continuation statements, notifications of secured transactions and other instruments with respect to the Collateral to be promptly executed, recorded, registered and filed and to be kept recorded, registered and filed in such manner and in such places as may be required by law, and take all such other actions as may be required, in order to make effective the Security Interest in all personal property constituting part of the Collateral as a perfected security interest and in all real property constituting part of the Collateral as a mortgage lien effective as to third parties, and shall pay all taxes and fees incidental thereto.

     SECTION 14.4 NO DISPOSITION OF COLLATERAL; RELEASE OF LIEN OF INDENTURE. The Issuer may not sell or otherwise dispose of Collateral, except as provided in Section 3.13.

     SECTION 14.5 OTHER LIENS. The Issuer will not create or permit to exist any Lien upon or with respect to any of the Collateral, except for any Liens permitted by the terms hereof or of the Collateral Agreements.

     SECTION 14.6 TRUSTEE APPOINTED ATTORNEY-IN-FACT. Subject to its right of indemnification, the Trustee shall take any action required or permitted to be taken by the Trustee under the Collateral Agreements if directed in writing to do so by the Holders of at least 50% in aggregate principal amount of the Securities then Outstanding; provided, however, that no action shall be taken which, in the Opinion of Counsel, impairs the enforceability, priority or perfection of the Lien of this Indenture as to the Collateral then subject thereto, unless directed by all Holders, except as provided in Section 3.13.

     SECTION 14.7 RETURN OF COLLATERAL. Upon the payment in full of the obligations or upon satisfaction and discharge of this Indenture in accordance with Article 10 (and the Trustee receiving written confirmation thereof satisfactory to the Trustee), the Trustee, subject to the terms of the Collateral Agreements, shall forthwith take all necessary action to return any Collateral in the Trustee's possession to the Issuer or its Subsidiaries, as the case may be, and release the Liens thereon and Security Interests therein.

     SECTION 14.8 DEFAULT REMEDIES. The Trustee shall have the rights set forth in the Collateral Agreements to exercise the remedies to realize upon the collateral set forth in the Collateral Agreements.

     SECTION 14.9 PROCEEDS. The proceeds of any sale or other disposition of the Collateral received by the Trustee pursuant to the terms of the Collateral Agreements shall be applied by the Trustee:

     First: to the payment of the costs and expenses of such sale, including a reasonable compensation to the Trustee, and its agents, attorneys and counsel, and of all charges, expenses, liabilities and advances incurred or made by the Trustee under this Indenture;

     Second: to the reimbursement of the Trustee for any sum advanced by the Trustee to the Issuer in order to preserve the Collateral together with interest at the rate charged publicly announced by Citibank, N.A. from time to time in New York, New York as its reference rate; and

     Third: as provided in Section 5.3.

     SECTION 14.10 DEFICIENCY. The Issuer shall remain liable for any unfulfilled obligations, together with interest thereon, in accordance with and subject to the provisions of the Securities and this Indenture.

     SECTION 14.11 TRUSTEE'S DUTIES. The powers conferred upon the Trustee by this Article 14 are solely to protect its interest and the interest of the Holders in the Collateral and shall not impose any duty upon the Trustee to exercise any such powers except as expressly provided in this Indenture or in the Collateral Agreements. The Trustee shall be under no duty to the Issuer whatsoever to make or give any presentment, demand for performance, notice of nonperformance, protest, notice of protest, notice of dishonor, or other notice or demand in connection with any Collateral or the Obligations, or to take any steps necessary to preserve any rights against prior parties except as expressly provided in this Indenture or in the Collateral Agreements. The Trustee shall not be liable to the Issuer for failure to collect or realize upon any or all of the obligations or Collateral, or for any delay in so doing, nor shall the Trustee be under any duty to the Issuer to take any action whatsoever with regard thereto. The Trustee shall have no duty to the Issuer to comply with any recording, filing, or other legal requirements necessary to establish or maintain the validity, priority or enforceability of, or the Trustee's rights in or to, any of the Collateral.

     SECTION 14.12 SPECIAL TRUSTEE POWERS DUE TO ENVIRONMENTAL CONDITIONS. The Trustee shall have the power to settle or compromise at any time any and all claims against the Trust Estate or the Trustee (either in its corporate capacity, or in the personal capacity of the individuals serving as trust officers on behalf of the Trustee), which may be asserted by any governmental body or private party involving the alleged violation of any applicable Environmental Laws affecting the Collateral or any other property held in trust with respect to or in connection with the Collateral. Notwithstanding any provision in this subparagraph to the contrary, the Trustee may not settle or compromise any claim against the Trust Estate or the Trustee which may result in any liability being asserted against Issuer without Issuer having had a reasonable opportunity to resolve the alleged violation, which reasonable opportunity shall not exceed 60 days from the date on which Issuer shall have been notified of such alleged violation by a governmental body or a private party; provided, however, in the event that Issuer shall be in default under the Indenture or under the Collateral Agreements, then it shall have none of the rights afforded to it in this paragraph.

     The Trustee shall not be personally liable to the Holders or any other Person for any decrease in value of the Collateral by reason of the Trustee's compliance with any Applicable Environmental Laws (as defined in the Collateral Agreements), specifically including any reporting requirement under such law. Neither the acceptance by the Trustee of property nor failure by the Trustee to inspect property shall be deemed to create any interference as to whether or not there is or may be any liability under any applicable Environmental Laws with respect to such property.

     Notwithstanding anything in this Indenture or the Collateral Agreements to the contrary, the Trustee shall not be required to initiate foreclosure proceedings with respect to the Collateral, and shall not otherwise be required to acquire possession of, or take other action with respect to the Collateral which could cause the Trustee to be considered an "owner" or "operator" within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, or any other law dealing with the environmental matters or hazardous substances, unless the Trustee has sufficient comfort, based on previous determinations by experts on which it can rely, including environmental report, that:

         (a) there are no circumstances present at the Collateral relating to the use, management or disposal of any hazardous substances, hazardous materials, hazardous wastes or petroleum-based materials for which investigation, testing, monitoring, contaminant, clean up or remedial action could be required under any environmental laws, or that if any such materials are present for which such action could be required, that it would be nevertheless in the best economic interest of the Trustee and the Holders to take such actions with respect to the Collateral;

         (b) if the Trustee has determined that it would be in the best economic interest of the Trustee and the Holders, the Trustee must be satisfied that they will suffer no unreimbursed liabilities and will be adequately reimbursed for all liabilities, expenses and costs from available funds in Trustee's possession and control; and

         (c) if the Trustee has determined that it would be in the best economic interest of the Trustee and the Holders to take any such action and its aforementioned liabilities, expenses and costs are adequately reimbursed, the Trustee has so notified the Holders and has not received, within 30 days of such notification, instructions from owners of fifty percent (50%) or more in principal amount of the then Outstanding Securities directing it not to take such action.

If the foregoing conditions are not satisfied and the Trustee is not willing to waive such conditions and initiate foreclosure proceedings, then the Trustee shall take such actions as are reasonably necessary or appropriate in order to facilitate the appointment of a co-trustee, being a person or entity designated by the Holders of a majority in principal amount of the Securities then Outstanding and to assign to such person or entity (subject, however, to the trusts created pursuant to the Indenture) the beneficial interest under the Collateral Agreements which secures the obligations under the Indenture, for the limited purpose of conducting a foreclosure of such Collateral Agreements and receiving and holding any title to real property obtained as a result of such foreclosure. Persons or entities appointed as co-trustees or agents of the Trustee pursuant to this Section shall not be required to meet the criteria of
Section 6.9 of this Indenture, or any other criteria, in order to serve as such.

     IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and, where appropriate, their respective corporate seals to be hereunto affixed and attested, all as of March 31, 1996.

[CORPORATE SEAL]                 TRANS WORLD GAMING CORP.

Attest:                          By:
                                     -------------------------------

By: ------------------------     By:
                                     -------------------------------



[CORPORATE SEAL]                 TRANS WORLD GAMING OF LOUISIANA, INC.

Attest:                          By:
                                    ----------------------------------

By:                              By:
   -------------------------        ----------------------------------


                                 U.S. TRUST COMPANY OF TEXAS, N.A. , as Trustee

                                 By:
                                     ---------------------------------

                                     ---------------------------------
                                     (Name and Title)

                                   Exhibit "C"

                             FORM OF AMENDED WARRANT

                    THESE SECURITIES HAVE NOT BEEN REGISTERED
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                   OR ANY STATE SECURITIES ACT, AND MAY NOT BE
                   TRANSFERRED WITHOUT REGISTRATION UNDER SUCH
                    ACTS OR PURSUANT TO AN OPINION OF COUNSEL
                      SATISFACTORY TO THE ISSUER THAT SUCH
                          REGISTRATION IS NOT REQUIRED.


                               WARRANT TO PURCHASE
                                  COMMON STOCK

                                Series A. No. __


                            TRANS WORLD GAMING CORP.
                             (a Nevada corporation)


                              Dated: March 31, 1998



     THIS  CERTIFIES  that             (together  with  its  successors  or
permitted assigns, the "Holder") is entitled to purchase from Trans World Gaming
Corp., a Nevada  corporation  ("Company") up to          shares of the Company's
common stock, par value $.001 per share (the "Common Stock"), at a purchase price of $1.00 per share of Common Stock (the "Warrant Price"), subject to adjustment as hereafter provided.

     This Warrant is issued pursuant to that certain Consent to Amend Indenture, Bonds and Warrants Agreement dated as of March 25, 1998 (the "Agreement"), between the Company and the Holder.

     1. Exercise of the Warrant.
        -----------------------

     The rights represented by this Warrant may be exercised at any time on or before 5:00 p.m., New York time, on December 31, 2005, in whole or in part, by
(i) the surrender of this Warrant (with the purchase form at the end hereof properly executed) at the principal executive office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the

Company); (ii) payment to the Company of the Warrant Price then in effect for the number of shares of Common Stock specified in the above-mentioned purchase form together with applicable stock transfer taxes, if any; and (iii) delivery to the Company of a duly executed agreement signed by the person(s) designated in the purchase form to the effect that such person(s) agree(s) to be bound by the provisions of Paragraph 5 and subparagraph (b), (c) and (d) of Paragraph 6 hereof. This Warrant shall be deemed to have been exercised, in whole or in part to the extent specified, immediately prior to the close of business on the date this Warrant is surrendered and payment is made in accordance with the foregoing provisions of this Paragraph 1, and the person or persons in whose name or names the certificates for the Common Stock shall be issuable upon such exercise shall become the Holder or Holders of record of such Common Stock at that time and date. The Common Stock so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten (10) business days, after the rights represented by this Warrant shall have been so exercised. If at any time this Warrant is exercised as to less than the total number of shares for which it may be exercised, and this Warrant shall not have expired, the Company shall promptly issue to the Holder a new Warrant identical in form as to this Warrant as to the remaining shares hereunder.

     2. Transfer.
        --------

     Subject to the legend set forth at the top of the first page hereof, this Warrant may be assigned in whole or in part by the Holder by (i) completing and executing the form of assignment at the end hereof and (ii) surrendering this Warrant with such duly completed and executed assignment form for cancellation, accompanied by funds sufficient to pay any transfer tax, at the office or agency of the Company referred to in Paragraph 9(b), hereof; whereupon the Company shall issue, in the name or names specified by the Holder (including the Holder) a new Warrant or Warrants of like tenor and representing in the aggregate rights to purchase the same number of shares of Common Stock as are then purchasable hereunder.

     3. Covenants of the Company.
        ------------------------

         (a) The Company covenants and agrees that all Common Stock and Common Stock issuable upon exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable and no personal liability will, for Company obligations, attach to the holder thereof by reason of being such a holder, other than as set forth herein.

         (b) The Company covenants and agrees that during the period within which this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

     4. No Rights of Stockholder.
        ------------------------

     This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

     5. Registration.
        ------------

         (a) The Holder shall have the right to have the shares of Common Stock underlying this Warrant registered as part of the next public offering of the Common Stock. If no Common Stock offering has occurred by June 30, 1998, then upon the written request of any combination of the holders of Common Stock or of Warrants issued by the Company and collectively exercisable into not less than 100,000 shares of Common Stock (as such number may be adjusted under Paragraph
7), and on a one-time basis, the Company shall file, within ninety (90) days after written request such registration, and use its best efforts to cause to be declared effective ninety (90) days thereafter, by the Securities and Exchange Commission, a registration statement or post-effective amendment thereto as permitted under the Securities Act of 1933, as amended (the "Act"), covering the sale by the Holder of the Common Stock issuable upon exercise of this Warrant or any portion hereof (the "Registerable Securities"). The Company shall supply prospectuses in order to facilitate the public sale or other disposition of the Registerable Securities, use its best efforts to register and qualify any of the Registerable Securities for sale in such states as such Holder reasonably designates and do any and all other acts and things which may be necessary to enable such Holder to consummate the public sale of the Registerable Securities, and furnish indemnification in the manner provided in Paragraph 6 hereto. The Holder shall furnish information reasonably requested by the Company in accordance with such post-effective amendments or registration statements, including its intentions with respect thereto, and shall furnish indemnification as set forth in Paragraph 6.

         (b) The Company will maintain such registration statement or post-effective amendment current and effective under the Act until two years following the expiration of the exercisability of this Warrant, or until shares owned by the Holder are eligible for sale without restriction under Rule 144.

         (c) The Company shall bear the entire cost and expense of any registration of securities under Paragraph 5 hereof. Notwithstanding the foregoing, any Holder whose Registerable Securities are included in any such registration statement pursuant to this Paragraph 5 shall, however, bear the fees of any counsel retained by him and any transfer taxes or underwriting discounts or commissions applicable to the Registerable Securities sold by him pursuant thereto.

         (d) In addition the Company shall:

             (i) furnish to the Holder such numbers of copies of a summary prospectus or other prospectus, including a preliminary prospectus or any amendment or supplement to any prospectus, in conformity with the requirements of the 1933 Act, and such other documents, as the Holder may reasonably request in order to facilitate the public sale or other disposition of the securities owned by the Holder;

             (ii) use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as the Holder shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such Holder to consummate the public sale or other disposition in such jurisdictions of the securities owned by such Holder, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or to file therein any general consent to service of process;

            (iii) use its best efforts to list such securities on any
                  securities exchange on which any securities of the Company is then listed, if the listing of such securities is then permitted under the rules of such exchange;

             (iv) enter into and perform its obligations under an underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering;

             (v) notify the Holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the 1933 Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

             (vi) furnish, at the request of the Holder on the date such
                  Registrable Securities are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Securities are not being sold through underwriters, on the date the registration statement with respect to such Registrable Securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and to the Holder making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as the Holder of such Registrable Securities may reasonably request and are customarily included in such an opinion and (ii) letters, dated, respectively, (1) the effective date of the registration statement and (2) the date such Registrable Securities are delivered to the underwriters, if any, for sale pursuant to such registration, from a firm of independent certified public accountants of recognized standing selected by the Company, addressed to the underwriters, if any, and to the Holder making such request, covering such financial, statistical and accounting matters with respect to the registration in respect of which such letters are being given as the Holder of such Registrable Securities may reasonably request and are customarily included in such letters; and

             (vii)take such other actions as shall be reasonably requested by any Holder to facilitate the registration and sale of the Registrable Securities.

     6. Indemnification.
        ---------------

         (a) Whenever pursuant to Paragraph 5 a registration statement relating to any Registerable Securities is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless each Holder of the Registerable Securities covered by such registration statement, amendment or supplement (such holder hereinafter referred to as the "Distributing Holder"), each person, if any, who controls (within the meaning of the Act) the Distributing Holder, and each officer, director, employee, partner or agent of the Distributing Holder, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter and each officer, director, employee, agent or partner of such underwriter against any losses, claims, damages or liabilities joint or several, to which the Distributing Holder, any such underwriter or any other person described above may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Distributing Holder and each such underwriter or such other person for any legal or other expenses reasonably incurred by the Distributing Holder, or underwriter or such other person, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case (i) to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder, any other Distributing Holder or any such underwriter or any other such person for use in the preparation thereof, and
(ii) such losses, claims, damages or liabilities arise out of or are based upon any actual or alleged untrue statement or omission made in or from any preliminary prospectus, but corrected in the final prospectus, as amended or supplemented.

         (b) Whenever pursuant to Paragraph 5 a registration statement relating to the Registerable Securities is filed, amended or supplemented under the Act, the Distributing Holder will indemnify and hold harmless the Company and each underwriter, each of their respective directors, each of their respective officers, employees, partners and agents thereto, and each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims,damages or liabilities to which the Company or any such director, officer, employees, partners and agents or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof, or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission was made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation thereof; and will reimburse the Company or any such director, officer, employees, partners and agents or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

         (c) Promptly after receipt by an indemnified party under this Paragraph 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Paragraph 6.

         (d) In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnified party will be entitled to participate in, and , to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnifying party, and after notice from the indemnified party to such indemnifying party of its election to so assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Paragraph 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

     7. Adjustment of Warrant Price and Number of Securities.
        ----------------------------------------------------

         (a) The Warrant Price shall be subject to adjustment from time to time as follows:

             (i) In case the Company shall at any time after the date hereof pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, then upon such dividend or distribution the Warrant Price in effect immediately prior to such dividend or distribution shall forthwith be reduced to a price determined by dividing:

                  (A) an amount equal to the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution multiplied by the Warrant Price in effect immediately prior to such dividend or distribution, by

                  (B) the total number of shares of Common Stock outstanding immediately after such issuance or sale.

     For the purposes of any computation to be made in accordance with the provision of this clause (i), the following provisions shall be applicable:
Common Stock issuable by way of dividend or other distribution on any stock of the Company shall be deemed to have been issued immediately after the opening of business on the date following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution.

             (ii) In case the Company shall at any time subdivide or combine the outstanding Common Stock, the Warrant Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination. Any such adjustment shall become effective at the time such subdivision or combination shall become effective.

             (iii) In case the Company shall at any time or from time to time issue or sell shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock, or any options, warrants or other rights to acquire shares of Common Stock) at a price per share less than the Market Price per share of Common Stock (treating the price per share of any security exchangeable or exercisable into Common Stock as equal to (x) the sum of the price for such security convertible, exchangeable or exercisable into Common Stock plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such security into Common Stock divided by (y) the number of shares of Common Stock initially underlying such convertible, exchangeable or exercisable security), other than issuance or sales of Common Stock pursuant to any employee benefit plan, then, and in each such case, the number of shares of Common Stock thereafter purchasable upon exercise of a Warrant shall be determined by multiplying the number of shares of Common Stock theretofore purchasable upon exercise of each Warrant by a fraction (A) the numerator of which shall be the sum of the number of shares of Common Stock outstanding on such date plus the number of additional shares of Common Stock issued (or the maximum number into which such convertible or exchangeable securities initially may convert or exchange or for which such options, warrants or other rights initially may be exercised) and (B) the denominator of which shall be the sum of the number of shares of Common Stock outstanding on such date plus the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued (or into which such convertible or exchangeable securities may convert or exchange or for which such options, warrants or other rights may be exercised plus the aggregate amount of any additional consideration initially payable upon conversion, exchange or exercise of such security) would purchase at the Market Price per share of Common Stock on such date. Such adjustment shall be made whenever such shares, securities, options, warrants or other rights are issued, and shall become effective retroactively immediately after the close of business on the record date for the determination of stockholders entitled to receive such shares, securities, options, warrants or other rights; provided, that the determination as to whether an adjustment is required to be made pursuant to this Section 7(a) shall only be made upon the issuance of such shares or such convertible or exchangeable securities, options, warrants or other rights, and not upon the issuance of the security into which such convertible or exchangeable security converts or exchanges, or the security underlying such option, warrant or other right. Notwithstanding the foregoing, in the event of such issuance or sale of Common Stock at a cash price less than the Market Price, no such adjustment under this Section 7(a) need be made to the number of shares underlying the Warrant unless such adjustment would require an increase or decrease of at least 1% of the number of shares underlying the Warrant. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% of number of shares underlying the Warrant. For the purpose of this Agreement, the term "Market Price" shall mean (i) if the Common Stock is traded in the over-the-counter market or on the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), the average per share closing prices of the Common Stock on the 20 consecutive trading days immediately preceding the date in question as reported by NASDAQ or an equivalent generally accepted reporting service, or (ii) if the Common Stock is traded on a national securities exchange, the average for the 20 consecutive trading days immediately preceding the date in question of the daily per share closing prices of the Common Stock on the principal stock exchange on which it is listed, as the case may be. The closing price referred to above shall be the last reported sales price or in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange or automated quotation system on which the Common Stock is then listed. Whenever the number of shares of Common Stock purchasable upon exercise of each Warrant is adjusted, the Warrant Price for each share of Common Stock payable upon exercise of each Warrant shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of each Warrant immediately prior to such adjustment and the denominator of which shall be the number of shares of Common Stock purchasable immediately after such adjustment.

             (iv) Within a reasonable time after the close of each quarterly fiscal period of the Company during which the Warrant Price or number of shares issuable upon exercise of this Warrant has been adjusted as herein provided, the Company shall deliver to the Holder a certificate signed by the President or Vice President of the Company and by the Treasurer or Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, showing in detail the facts requiring all such adjustments occurring during such period and the Warrant Price after each such adjustment.

         (b) In the event that the number of outstanding shares of Common Stock is increased by a stock dividend or distribution payable in Common Stock or by a subdivision of the outstanding Common Stock, then, from and after the record date thereof, by reason of such dividend, distribution or subdivision, the number of shares of Common Stock issuable upon the exercise of the Warrant shall be increased in proportion to such increase in outstanding shares. In the event that the number of shares of Common Stock outstanding is decreased by a combination of the outstanding Common Stock, then, from and after the record date thereof, the number of shares of Common Stock issuable upon the exercise of the Warrant shall be decreased in proportion to such decrease in the outstanding shares of Common Stock.

         (c) In case of any reorganization or reclassification of the outstanding Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination), or in case of any consolidation of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding Common Stock), or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the holder of the Warrant then outstanding shall thereafter have the right to purchase the kind and amount of shares of common stock and other securities and property receivable upon such reorganization, reclassification, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which the holder of the Warrant shall then be entitled to purchase; such adjustments shall apply with respect to all such changes occurring between the date of this Warrant Agreement and the date of exercise or expiration of the Warrant.

         (d) Subject to the provisions of this Section, in case the Company shall, at any time prior to the exercise of the Warrant, desire to declare a dividend or make any distribution of its assets to holders of its Common Stock, whether as a liquidating or a partial liquidating dividend or for any other purpose, the Company shall provide the holder of the Warrant with written notice of such intent not less than thirty (30) days prior to the record date to determine holders of Common Stock entitled to receive such distribution and the holder of this Warrant shall have until 5:00 p.m. EST on the twentieth (20th) day following the actual receipt of such notice to elect whether to exercise this Warrant in accordance with the terms herein. In the event of proper election to exercise the Warrant, the holder of this Warrant shall be deemed to be a holder of Common Stock as of the record date for such distribution. Should the holder of the Warrant elect to exercise his Warrant within 20 days after the record date for the determination of those holders of Common Stock entitled to such dividend or distribution, he shall be entitled to receive for the Warrant Price per Warrant, in addition to each share of Common Stock, the amount of such distribution (or, at the option of the Company, a sum equal to the value of any such assets at the time of such distribution as determined by the Board of Directors of the Company in good faith), which would have been payable to the holder had he been the holder of record of the Common Stock receivable upon exercise of his Warrant on the record date for the determination of those entitled to such distribution.

         (e) In case of the dissolution, liquidation or winding-up of the Company, all rights under the Warrant shall terminate on a date fixed by the Company, such date to be no earlier than ten (10) days prior to the effectiveness of such dissolution, liquidation or winding-up and not later than five (5) days prior to such effectiveness. Notice of such termination of purchase rights shall be given to the last registered holder of this Warrant, as the same shall appear on the books of the Company, by registered mail at least thirty (30) days prior to such termination date.

         (f) In case the Company shall, at any time prior to the expiration of this Warrant and prior to the exercise thereof, offer to the holders of its Common Stock any rights to subscribe for additional shares of any class of the Company, then the Company shall give written notice thereof to the last registered holder hereof not less than thirty (30) days prior to the date on which the books of the Company are closed or a record date is fixed for the determination of the stockholders entitled to such subscription rights. Such notice shall specify the date as to which the books shall be closed or record date fixed with respect to such offer of subscription and the right of the holder hereof to participate in such offer of subscription shall terminate if this Warrant shall not be exercised on or before the date of such closing of the books or such record date.

         (g) Any adjustment pursuant to the aforesaid provisions shall be made on the basis of the number of shares of Common Stock which the holder thereof would have been entitled to acquire by the exercise of the Warrant immediately prior to the event giving rise to such adjustment.

         (h) Irrespective of any adjustment in the Warrant Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants previously or hereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant.

         (i) The Company shall retain a firm of independent public accountants (who may be any such firm regularly employed by the Company) to make any computation required under this Section.

         (j) If at any time, as a result of an adjustment made pursuant to this Paragraph 7, the Holder of this Warrant shall become entitled to purchase any securities other than shares of Common Stock, thereafter the number of such securities so purchasable upon exercise of each Warrant and the Warrant Price for such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock.

     8. Fractional Shares.
        -----------------

     The Company shall not be required to issue fractions of shares of Common Stock on the exercise of this Warrant; provided, however, that if a Holder exercises all the Warrants held of record by such Holder, the fractional interests shall be eliminated by rounding any fraction up to the nearest whole number of shares, if the fraction is equal to or greater than .5, and down if the fraction is less than .5.


     9. Miscellaneous.
        -------------

         (a) This Warrant shall be governed by and in accordance with the laws of the State of New York.

         (b) All notices, requests, consents and other communications hereunder shall be made in writing and shall be deemed to have been duly made when delivered, or mailed by registered or certified mail, return receipt requested:
(i) if to a Holder, to the address of such

Holder as shown on the books of the Company, or (ii) if to the Company, One Penn Plaza, Suite 1503, New York, NY 10119.

         (c) All the covenants and provisions of this Warrant by or for the benefit of the Company and the Holders inure to the benefit of their respective successors and assigns hereunder.

         (d) Nothing in this Warrant other than Section 6 shall be construed to give to any person or corporation other than the Company and the registered Holder or Holders, any legal or equitable right, and this Warrant is for the sole and exclusive benefit of the Company and the Holder or Holders.

     IN WITNESS WHEREOF, Trans World Gaming Corp. has caused this warrant to be signed by its duly authorized officer and this Warrant to be dated March 31, 1998.

                                 TRANS WORLD GAMING CORP.

                                 By:
                                      ------------------------
                                 Its:
                                      ------------------------

                                    FORM OF
                               NOTICE OF EXERCISE


                      (To be executed upon partial or full
                  exercise of the Warrants represented hereby)


The undersigned registered Holder of the Warrants represented by the attached Warrant Certificate irrevocably exercises such Warrant for and purchases
            (            )  shares of Common  Stock of Trans World  Gaming Corp.
(the "Company").

The undersigned herewith makes payment therefore in the amount of $           ,
consisting of  $            by wire transfer or certified or cashiers' check at
a price of $      per share and requests that a certificate (or certificates) in
denominations  of               (              )  shares of Common  Stock of the
Company hereby purchased be issued in the name of and delivered to the undersigned or such designee of the undersigned and, if such shares of Common Stock (together with any shares issued upon exercise of other Warrants or replacement Warrants) shall not include all of the shares of Common Stock issuable upon exercise of all Warrants represented by such Warrant Certificate (or if a new or replacement Warrant is otherwise to be provided pursuant to the Warrant Certificate), that a new or replacement Warrant Certificate of like tenor for the number of Warrants not being exercised (and not being surrendered) hereunder be issued in the name of and delivered to the undersigned, whose
address is                                    .

Dated:             , 199    .


                                 -------------------------------
                                 Signature of Registered Holder)

                                 By:
                                     -----------------------
                                 Title:
                                        --------------------

                                  Exhibit "D"

                           FORM OF CONVERSION WARRANT

                    THESE SECURITIES HAVE NOT BEEN REGISTERED
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                   OR ANY STATE SECURITIES ACT, AND MAY NOT BE
                   TRANSFERRED WITHOUT REGISTRATION UNDER SUCH
                    ACTS OR PURSUANT TO AN OPINION OF COUNSEL
                      SATISFACTORY TO THE ISSUER THAT SUCH
                          REGISTRATION IS NOT REQUIRED.


                               WARRANT TO PURCHASE
                                  COMMON STOCK

                                Series B. No. __


                            TRANS WORLD GAMING CORP.
                             (a Nevada corporation)


                              Dated: March 31, 1998



     THIS CERTIFIES that (together with its successors or permitted assigns, the "Holder") is entitled to purchase from Trans World Gaming Corp., a Nevada corporation ("Company") up to shares of the Company's common stock, par value $.001 per share (the "Common Stock"), at a purchase price of $1.50 per share of Common Stock (the "Warrant Price"), subject to adjustment as hereafter provided.

     This Warrant is issued pursuant to that certain Consent to Amend Indenture, Bonds and Warrants and that certain First Amended Indenture dated as of March 31, 1998 as to the $4,800,000.00 12% Secured Senior Bonds due 2005 dated as of March 25, 1998 (the "Agreement"), between the Company and the Holder.

     1. Exercise of the Warrant.
        -----------------------

     The rights represented by this Warrant may be exercised at any time on or before 5:00 p.m., New York time, on December 31, 2005, in whole or in part, by
(i) the surrender of this Warrant (with the purchase form at the end hereof properly executed) at the principal executive office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company); (ii) payment to the Company of the Warrant Price then in effect for the number of shares of Common Stock specified in the above-mentioned purchase form together with applicable stock transfer taxes, if any; and (iii) delivery to the Company of a duly executed agreement signed by the person(s) designated in the purchase form to the effect that such person(s) agree(s) to be bound by the provisions of Paragraph 5 and subparagraph
(b), (c) and (d) of Paragraph 6 hereof. This Warrant shall be deemed to have been exercised, in whole or in part to the extent specified, immediately prior to the close of business on the date this Warrant is surrendered and payment is made in accordance with the foregoing provisions of this Paragraph 1, and the person or persons in whose name or names the certificates for the Common Stock shall be issuable upon such exercise shall become the Holder or Holders of record of such Common Stock at that time and date. The Common Stock so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten
(10) business days, after the rights represented by this Warrant shall have been so exercised. If at any time this Warrant is exercised as to less than the total number of shares for which it may be exercised, and this Warrant shall not have expired, the Company shall promptly issue to the Holder a new Warrant identical in form as to this Warrant as to the remaining shares hereunder.


     2. Transfer.
        --------

     Subject to the legend set forth at the top of the first page hereof, this Warrant may be assigned in whole or in part by the Holder by (i) completing and executing the form of assignment at the end hereof and (ii) surrendering this Warrant with such duly completed and executed assignment form for cancellation, accompanied by funds sufficient to pay any transfer tax, at the office or agency of the Company referred to in Paragraph 9(b), hereof; whereupon the Company shall issue, in the name or names specified by the Holder (including the Holder) a new Warrant or Warrants of like tenor and representing in the aggregate rights to purchase the same number of shares of Common Stock as are then purchasable hereunder.

     3. Covenants of the Company.
        ------------------------

         (a) The Company covenants and agrees that all Common Stock and Common Stock issuable upon exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable and no personal liability will, for Company obligations, attach to the holder thereof by reason of being such a holder, other than as set forth herein.

         (b) The Company covenants and agrees that during the period within which this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

     4. No Rights of Stockholder.
        ------------------------

     This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

     5. Registration.
        ------------

         (a) The Holder shall have the right to have the shares of Common Stock underlying this Warrant registered as part of the next public offering of the Common Stock. If no Common Stock offering has occurred by June 30, 1998, then upon the written request of any combination of the holders of Common Stock or of Warrants issued by the Company and collectively exercisable into not less than 100,000 shares of Common Stock (as such number may be adjusted under Paragraph
7), and on a one-time basis, the Company shall file, within ninety (90) days after written request such registration, and use its best efforts to cause to be declared effective ninety (90) days thereafter, by the Securities and Exchange Commission, a registration statement or post-effective amendment thereto as permitted under the Securities Act of 1933, as amended (the "Act"), covering the sale by the Holder of the Common Stock issuable upon exercise of this Warrant or any portion hereof (the "Registerable Securities"). The Company shall supply prospectuses in order to facilitate the public sale or other disposition of the Registerable Securities, use its best efforts to register and qualify any of the Registerable Securities for sale in such states as such Holder reasonably designates and do any and all other acts and things which may be necessary to enable such Holder to consummate the public sale of the Registerable Securities, and furnish indemnification in the manner provided in Paragraph 6 hereto. The Holder shall furnish information reasonably requested by the Company in accordance with such post-effective amendments or registration statements, including its intentions with respect thereto, and shall furnish indemnification as set forth in Paragraph 6.

         (b) The Company will maintain such registration statement or post-effective amendment current and effective under the Act until two years following the expiration of the exercisability of this Warrant, or until shares owned by the Holder are eligible for sale without restriction under Rule 144.

         (c) The Company shall bear the entire cost and expense of any registration of securities under Paragraph 5 hereof. Notwithstanding the foregoing, any Holder whose Registerable Securities are included in any such registration statement pursuant to this Paragraph 5 shall, however, bear the fees of any counsel retained by him and any transfer taxes or underwriting discounts or commissions applicable to the Registerable Securities sold by him pursuant thereto.

         (d) In addition the Company shall:

             (i) furnish to the Holder such numbers of copies of a summary prospectus or other prospectus, including a preliminary prospectus or any amendment or supplement to any prospectus, in conformity with the requirements of the 1933 Act, and such other documents, as the Holder may reasonably request in order to facilitate the public sale or other disposition of the securities owned by the Holder;

             (ii) use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as the Holder shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such Holder to consummate the public sale or other disposition in such jurisdictions of the securities owned by such Holder, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or to file therein any general consent to service of process;

            (iii) use its best efforts to list such securities on any
                  securities exchange on which any securities of the Company is then listed, if the listing of such securities is then permitted under the rules of such exchange;

             (iv) enter into and perform its obligations under an underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering;

             (v) notify the Holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the 1933 Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

             (vi) furnish, at the request of the Holder on the date such
                  Registrable Securities are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Securities are not being sold through underwriters, on the date the registration statement with respect to such Registrable Securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and to the Holder making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as the Holder of such Registrable Securities may reasonably request and are customarily included in such an opinion and (ii) letters, dated, respectively, (1) the effective date of the registration statement and (2) the date such Registrable Securities are delivered to the underwriters, if any, for sale pursuant to such registration, from a firm of independent certified public accountants of recognized standing selected by the Company, addressed to the underwriters, if any, and to the Holder making such request, covering such financial, statistical and accounting matters with respect to the registration in respect of which such letters are being given as the Holder of such Registrable Securities may reasonably request and are customarily included in such letters; and

             (vii) take such other actions as shall be reasonably requested by any Holder to facilitate the registration and sale of the Registrable Securities.

     6. Indemnification.
        ---------------

         (a) Whenever pursuant to Paragraph 5 a registration statement relating to any Registerable Securities is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless each Holder of the Registerable Securities covered by such registration statement, amendment or supplement (such holder hereinafter referred to as the "Distributing Holder"), each person, if any, who controls (within the meaning of the Act) the Distributing Holder, and each officer, director, employee, partner or agent of the Distributing Holder, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter and each officer, director, employee, agent or partner of such underwriter against any losses, claims, damages or liabilities joint or several, to which the Distributing Holder, any such underwriter or any other person described above may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Distributing Holder and each such underwriter or such other person for any legal or other expenses reasonably incurred by the Distributing Holder, or underwriter or such other person, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case (i) to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder, any other Distributing Holder or any such underwriter or any other such person for use in the preparation thereof, and
(ii) such losses, claims, damages or liabilities arise out of or are based upon any actual or alleged untrue statement or omission made in or from any preliminary prospectus, but corrected in the final prospectus, as amended or supplemented.

         (b) Whenever pursuant to Paragraph 5 a registration statement relating to the Registerable Securities is filed, amended or supplemented under the Act, the Distributing Holder will indemnify and hold harmless the Company and each underwriter, each of their respective directors, each of their respective officers, employees, partners and agents thereto, and each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims, damages or liabilities to which the Company or any such director, officer, employees, partners and agents or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof, or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission was made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation thereof; and will reimburse the Company or any such director, officer, employees, partners and agents or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

         (c) Promptly after receipt by an indemnified party under this Paragraph 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Paragraph 6.

         (d) In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnified party will be entitled to participate in, and , to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnifying party, and after notice from the indemnified party to such indemnifying party of its election to so assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Paragraph 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

     7. Adjustment of Warrant Price and Number of Securities.
        ----------------------------------------------------

         (a) The Warrant Price shall be subject to adjustment from time to time as follows:

             (i) In case the Company shall at any time after the date hereof pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, then upon such dividend or distribution the Warrant Price in effect immediately prior to such dividend or distribution shall forthwith be reduced to a price determined by dividing:

                   (A) an amount equal to the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution multiplied by the Warrant Price in effect immediately prior to such dividend or distribution, by

                   (B) the total number of shares of Common Stock outstanding immediately after such issuance or sale.

     For the purposes of any computation to be made in accordance with the provision of this clause (i), the following provisions shall be applicable:
Common Stock issuable by way of dividend or other distribution on any stock of the Company shall be deemed to have been issued immediately after the opening of business on the date following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution.

             (ii) In case the Company shall at any time subdivide or combine the outstanding Common Stock, the Warrant Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination. Any such adjustment shall become effective at the time such subdivision or combination shall become effective.

             (iii) In case the Company shall at any time or from time to time issue or sell shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock, or any options, warrants or other rights to acquire shares of Common Stock) at a price per share less than the Market Price per share of Common Stock (treating the price per share of any security exchangeable or exercisable into Common Stock as equal to (x) the sum of the price for such security convertible, exchangeable or exercisable into Common Stock plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such security into Common Stock divided by (y) the number of shares of Common Stock initially underlying such convertible, exchangeable or exercisable security), other than issuance or sales of Common Stock pursuant to any employee benefit plan, then, and in each such case, the number of shares of Common Stock thereafter purchasable upon exercise of a Warrant shall be determined by multiplying the number of shares of Common Stock theretofore purchasable upon exercise of each Warrant by a fraction (A) the numerator of which shall be the sum of the number of shares of Common Stock outstanding on such date plus the number of additional shares of Common Stock issued

                   (or the maximum number into which such convertible or exchangeable securities initially may convert or exchange or for which such options, warrants or other rights initially may be exercised) and (B) the denominator of which shall be the sum of the number of shares of Common Stock outstanding on such date plus the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued (or into which such convertible or exchangeable securities may convert or exchange or for which such options, warrants or other rights may be exercised plus the aggregate amount of any additional consideration initially payable upon conversion, exchange or exercise of such security) would purchase at the Market Price per share of Common Stock on such date. Such adjustment shall be made whenever such shares, securities, options, warrants or other rights are issued, and shall become effective retroactively immediately after the close of business on the record date for the determination of stockholders entitled to receive such shares, securities, options, warrants or other rights; provided, that the determination as to whether an adjustment is required to be made pursuant to this Section 7(a) shall only be made upon the issuance of such shares or such convertible or exchangeable securities, options, warrants or other rights, and not upon the issuance of the security into which such convertible or exchangeable security converts or exchanges, or the security underlying such option, warrant or other right. Notwithstanding the foregoing, in the event of such issuance or sale of Common Stock at a cash price less than the Market Price, no such adjustment under this Section 7(a) need be made to the number of shares underlying the Warrant unless such adjustment would require an increase or decrease of at least 1% of the number of shares underlying the Warrant. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% of number of shares underlying the Warrant. For the purpose of this Agreement, the term "Market Price" shall mean (i) if the Common Stock is traded in the over-the-counter market or on the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), the average per share closing prices of the Common Stock on the 20 consecutive trading days immediately preceding the date in question as reported by NASDAQ or an equivalent generally accepted reporting service, or (ii) if the Common Stock is traded on a national securities exchange, the average for the 20 consecutive trading days immediately preceding the date in question of the daily per share closing prices of the Common Stock on the principal stock exchange on which it is listed, as the case may be. The closing price referred to above shall be the last reported sales price or in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case on the national securities exchange or automated quotation system on which the Common Stock is then listed. Whenever the number of shares of Common Stock purchasable upon exercise of each Warrant is adjusted, the Warrant Price for each share of Common Stock payable upon exercise of each Warrant shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of each Warrant immediately prior to such adjustment and the denominator of which shall be the number of shares of Common Stock purchasable immediately after such adjustment.

             (iv) Within a reasonable time after the close of each quarterly fiscal period of the Company during which the Warrant Price or number of shares issuable upon exercise of this Warrant has been adjusted as herein provided, the Company shall deliver to the Holder a certificate signed by the President or Vice President of the Company and by the Treasurer or Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, showing in detail the facts requiring all such adjustments occurring during such period and the Warrant Price after each such adjustment.

         (b) In the event that the number of outstanding shares of Common Stock is increased by a stock dividend or distribution payable in Common Stock or by a subdivision of the outstanding Common Stock, then, from and after the record date thereof, by reason of such dividend, distribution or subdivision, the number of shares of Common Stock issuable upon the exercise of the Warrant shall be increased in proportion to such increase in outstanding shares. In the event that the number of shares of Common Stock outstanding is decreased by a combination of the outstanding Common Stock, then, from and after the record date thereof, the number of shares of Common Stock issuable upon the exercise of the Warrant shall be decreased in proportion to such decrease in the outstanding shares of Common Stock.

         (c) In case of any reorganization or reclassification of the outstanding Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination), or in case of any consolidation of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger in which the

Company is the continuing corporation and which does not result in any reclassification of the outstanding Common Stock), or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the holder of the Warrant then outstanding shall thereafter have the right to purchase the kind and amount of shares of common stock and other securities and property receivable upon such reorganization, reclassification, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which the holder of the Warrant shall then be entitled to purchase; such adjustments shall apply with respect to all such changes occurring between the date of this Warrant Agreement and the date of exercise or expiration of the Warrant.

         (d) Subject to the provisions of this Section, in case the Company shall, at any time prior to the exercise of the Warrant, desire to declare a dividend or make any distribution of its assets to holders of its Common Stock, whether as a liquidating or a partial liquidating dividend or for any other purpose, the Company shall provide the holder of the Warrant with written notice of such intent not less than thirty (30) days prior to the record date to determine holders of Common Stock entitled to receive such distribution and the holder of this Warrant shall have until 5:00 p.m. EST on the twentieth (20th) day following the actual receipt of such notice to elect whether to exercise this Warrant in accordance with the terms herein. In the event of proper election to exercise the Warrant, the holder of this Warrant shall be deemed to be a holder of Common Stock as of the record date for such distribution. Should the holder of the Warrant elect to exercise his Warrant within 20 days after the record date for the determination of those holders of Common Stock entitled to such dividend or distribution, he shall be entitled to receive for the Warrant Price per Warrant, in addition to each share of Common Stock, the amount of such distribution (or, at the option of the Company, a sum equal to the value of any such assets at the time of such distribution as determined by the Board of Directors of the Company in good faith), which would have been payable to the holder had he been the holder of record of the Common Stock receivable upon exercise of his Warrant on the record date for the determination of those entitled to such distribution.

         (e) In case of the dissolution, liquidation or winding-up of the Company, all rights under the Warrant shall terminate on a date fixed by the Company, such date to be no earlier than ten (10) days prior to the effectiveness of such dissolution, liquidation or winding-up and not later than five (5) days prior to such effectiveness. Notice of such termination of purchase rights shall be given to the last registered holder of this Warrant, as the same shall appear on the books of the Company, by registered mail at least thirty (30) days prior to such termination date.

         (f) In case the Company shall, at any time prior to the expiration of this Warrant and prior to the exercise thereof, offer to the holders of its Common Stock any rights to subscribe for additional shares of any class of the Company, then the Company shall give written notice thereof to the last registered holder hereof not less than thirty (30) days prior to the date on which the books of the Company are closed or a record date is fixed for the determination of the stockholders entitled to such subscription rights. Such notice shall specify the date as to which the books shall be closed or record date fixed with respect to such offer of subscription and the right of the holder hereof to participate in such offer of subscription shall terminate if this Warrant shall not be exercised on or before the date of such closing of the books or such record date.

         (g) Any adjustment pursuant to the aforesaid provisions shall be made on the basis of the number of shares of Common Stock which the holder thereof would have been entitled to acquire by the exercise of the Warrant immediately prior to the event giving rise to such adjustment.

         (h) Irrespective of any adjustment in the Warrant Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants previously or hereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant.

         (i) The Company shall retain a firm of independent public accountants (who may be any such firm regularly employed by the Company) to make any computation required under this Section.

         (j) If at any time, as a result of an adjustment made pursuant to this Paragraph 7, the Holder of this Warrant shall become entitled to purchase any securities other than shares of Common Stock, thereafter the number of such securities so purchasable upon exercise of each Warrant and the Warrant Price for such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock.

     8. Fractional Shares.
        -----------------

     The Company shall not be required to issue fractions of shares of Common Stock on the exercise of this Warrant; provided, however, that if a Holder exercises all the Warrants held of record by such Holder, the fractional interests shall be eliminated by rounding any fraction up to the nearest whole number of shares, if the fraction is equal to or greater than .5, and down if the fraction is less than .5.

     9. Miscellaneous.
        -------------

         (a) This Warrant shall be governed by and in accordance with the laws of the State of New York.

         (b) All notices, requests, consents and other communications hereunder shall be made in writing and shall be deemed to have been duly made when delivered, or mailed by registered or certified mail, return receipt requested:
(i) if to a Holder, to the address of such Holder as shown on the books of the Company, or (ii) if to the Company, One Penn Plaza, Suite 1503, New York, NY 10119.

         (c) All the covenants and provisions of this Warrant by or for the benefit of the Company and the Holders inure to the benefit of their respective successors and assigns hereunder.

         (d) Nothing in this Warrant other than Section 6 shall be construed to give to any person or corporation other than the Company and the registered Holder or Holders, any legal or equitable right, and this Warrant is for the sole and exclusive benefit of the Company and the Holder or Holders.

     IN WITNESS WHEREOF, Trans World Gaming Corp. has caused this warrant to be signed by its duly authorized officer and this Warrant to be dated March 31, 1998.

                                 TRANS WORLD GAMING CORP.

                                 By:
                                    ----------------------------
                                 Its:
                                     ---------------------------

                                     FORM OF
                               NOTICE OF EXERCISE


                      (To be executed upon partial or full
                  exercise of the Warrants represented hereby)


The undersigned registered Holder of the Warrants represented by the attached Warrant Certificate irrevocably exercises such Warrant for and purchases
               (         )shares of Common  Stock of Trans World  Gaming Corp.
(the "Company").

The undersigned herewith makes payment therefore in the amount of $
consisting of  $             by wire transfer or certified or cashiers' check at
a price of $      per share and requests that a certificate (or certificates) in
denominations  of               (           )  shares of Common  Stock of the
Company hereby purchased be issued in the name of and delivered to the undersigned or such designee of the undersigned and, if such shares of Common Stock (together with any shares issued upon exercise of other Warrants or replacement Warrants) shall not include all of the shares of Common Stock issuable upon exercise of all Warrants represented by such Warrant Certificate (or if a new or replacement Warrant is otherwise to be provided pursuant to the Warrant Certificate), that a new or replacement Warrant Certificate of like tenor for the number of Warrants not being exercised (and not being surrendered) hereunder be issued in the name of and delivered to the undersigned, whose
address is                                              .

Dated:                  , 199  .
       -----------------     --


                                 --------------------------------
                                 (Signature of Registered Holder)

                                 By:
                                    -----------------------------
                                 Title:
                                        -------------------------

                                   Exhibit "E"

                        INVESTMENT REPRESENTATION LETTER
                              (Accredited Investor)

                                 March __, 1998


Trans World Gaming Corp.
Trans World Gaming of Louisiana
One Penn Plaza, Suite 1503
New York, New York 10119

Attn: Mr. Andrew Tottenham, President


Dear Mr. Tottenham:

     This letter is submitted in conjunction with the execution and delivery of the First Amended Indenture (herein so called) dated as of March_,1998, between Trans World Gaming Corp. and Trans World Gaming of Louisiana, Inc. (collectively, the "Company") and U.S. Trust Company of Texas, N.A. ("Trustee") and the issuance by the Company to the undersigned of its 12% Senior Bonds Due 2005 (the "Bonds") and certain Warrants as described herein, pursuant to the terms and conditions contained in the Consent to Amend Indenture, Bonds and Warrants. The undersigned Purchaser is exchanging its 12% Secured Convertible Senior Bonds Due 1999 (the "1999 Bonds") for the Bonds, its warrants issued in association with the 1999 Bonds for the "Amended Warrants" and additional warrants in exchange for the cancellation of certain conversion rights pursuant to the terms of the First Amended Indenture (the "Conversion Warrants"). In order to induce the Company issue the Bonds, the Amended Warrants and the Conversion Warrants (collectively the "Unit") to the Purchaser, the Purchaser makes the representations and warranties contained herein.

     The Company has informed the Purchaser that the Units have not been registered with the Securities and Exchange Commission nor with the securities authorities of any state, and that the Units must be held indefinitely unless they are subsequently registered under the Securities Act of 1933, as amended, and the appropriate state securities laws, or an exemption from such registration is available and counsel to the Purchaser provides an opinion regarding such exemption which is satisfactory to the Company. The Purchaser understands that the Company is under no obligation to register the Units or to comply with any such exemption, except as may be set forth in any binding agreement between the parties. The Purchaser understands that no federal or state securities authority has made any finding or determination as to the fairness of investment in, nor any recommendation or endorsement of, the Units.

     The Purchaser hereby represents and warrants to the Company that Purchaser is purchasing the Units for Purchaser's own account for investment and not with a view to dividing the Units with others, or with a view to or in connection with an offering or any distribution, and that the Purchaser has no present intention of selling or otherwise disposing of the Units.

     In order to assure the Company with respect to the foregoing, the Purchaser further represents and warrants the following facts:

         (a) Except as specifically noted above, it is the present intention of the Purchaser to receive and hold the Units for the private personal investment of the Purchaser for Purchaser's own account. Any sale or exchange or offer of the Units will be made only if the Units are registered under the Securities Act of 1933, as amended, or the sale can be made pursuant to an exemption from the registration requirements of such Act and any applicable state Securities act and such exception is set forth in an opinion of Purchaser's counsel satisfactory to the Company.

         (b) The Purchaser has no contract, understanding, agreement or arrangement with any person or entity to sell or transfer to any such persons or entities, or to anyone, or to have any such person or entity sell for the Purchaser the Units and the Purchaser is not engaged in, and does not plan to engage, within the foreseeable future, in any discussion with any person or entity relating to the sale or transfer of the Units.

         (c) Except as specifically noted above, as of the present date, the Purchaser is not aware of any occurrence, event or circumstance upon the happening of which Purchaser intends to transfer or sell the Units, or any part thereof, and the Purchaser does not have any present intention to sell the Units, or any part thereof, after the lapse of any particular period of time. Purchaser understands that Purchaser may be required to bear the economic risks of Purchaser's investment in the Units for an indefinite period of time.

         (d) The Purchaser has no present obligation, indebtedness or commitment and has no knowledge of any circumstances in existence, which would compel the Purchaser to secure funds by the sale of the Units, nor is the Purchaser a party to any plans or undertakings requiring funds, which plans or undertakings can be consummated only by the sale of all or part of the Units.

         (e) The Undersigned is an "Accredited Investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933.

         (f) The negotiations for the purchase of such Units have been conducted directly between the Purchaser on the one hand and the Company on the other. The Purchaser has been given the opportunity to ask questions of, and receive answers from, the Company and its officers concerning the terms and conditions of the sale of the Units and other matters pertaining to the investment in the Company in order for the Purchaser to evaluate the merits and risks of purchase of the Units. The Purchaser acknowledges that Purchaser has been furnished all information that Purchaser has requested to the extent that Purchaser considers necessary and advisable, and such information, along with the information and advice provided by the Purchaser Representative, is reasonable upon which to base an investment decision.

         (g) The Purchaser acknowledges Purchaser's understanding that the offering and sale of the Units is intended to be exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) of that Act, and that the Company is relying upon the representations made by the Purchasers herein for the purposes of qualifying such offering thereunder.

         (h) Investment in the Units is speculative and involves a high degree of risk of loss by the Purchaser of the Purchaser's entire investment. The Purchaser has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of the investment in the Units, can bear the economic risk of losing Purchaser's entire investment, has adequate means for providing for Purchaser's current needs and personal contingencies, and has no need for liquidity in an investment in the Units and is capable of evaluating the merits and risks of the investment in the Units.

     The Purchaser further understands that in the event Purchaser should in fact resell the Units, or any part thereof, within the foreseeable future, Purchaser may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended. The Purchaser further understands and agrees that the Units cannot be offered for sale, sold or otherwise transferred on the register of the Company until Purchaser has notified the Company in writing of Purchaser's intention to do so and unless and until the Company, if it deems appropriate, has been furnished with an opinion of counsel for the Purchaser satisfactory to counsel for the Company that such sale or transfer does not involve a violation of the Securities Act of 1933, as amended, or the securities laws of any state having jurisdiction. The Purchaser agrees that the an appropriate restrictive legend may be placed on the certificates evidencing any Units issued pursuant hereto.

     The Purchaser agrees that transfer of the Units may be refused by the Company or its transfer agent if, in the opinion of counsel for the Company, any proposed sale or transfer by the Purchaser of the Units would not be in compliance with the applicable federal and state securities laws. The Purchaser has not received any offering materials from the Company and the investment is not made as a result of any general solicitation or advertisements.

                                 Sincerely,

                                                                      Exhibit 4
                                                                      ---------

                              PUT OPTION AGREEMENT
                              --------------------



     THIS PUT OPTION AGREEMENT, dated as of March 24, 1998 (the "Agreement"), is made between Christopher P. Baker, an individual residing at 4 Longfellow Place, #3603, Boston, Massachusetts 02114 ("Grantor") and Fundamental Investors, L.P., a Delaware limited partnership, located at 53 Main St., Concord, MA 01742 ("Grantee").

                                     WHEREAS
                                     -------

         A. The Grantee is the beneficial owner of a 12% Secured Convertible Senior Bond, due June 30, 1999 (the "Bond") issued by Trans World Gaming Corp. a Nevada corporation (the "Company"). The Bond has an aggregate principal amount of $200,000 and was amended on March 31, 1998.

         B. Grantor desires to grant to Grantee a put option relating to the Bond on the terms and conditions described herein.

     NOW, THEREFORE, Grantor and Grantee hereby agree as follows:

     1. Grant of Option
        ---------------

        1.1 For the consideration described in Section 1.2 below, the Grantor hereby grants to the Grantee an option ("the Option") to sell to Grantor up to $200,000 principal amount of the Bond, plus (i) the unpaid interest as shall accrue on such principal amount of the Bond from the date hereof through the Exercise Date (as defined in Section 3.1 below). Notwithstanding the foregoing, the principal amount of the Bond subject to the Option (and the pro rata amount of unpaid interest sold in connection therewith) shall be reduced by the amount of any principal paid by the Company to Grantee from the date hereof through the Exercise Date.

        1.2 Grantee hereby sells, conveys and transfers to Grantor, as consideration for the Option, all Warrants issued by the Company to Grantee in connection with the original principal amount of the Bond as a result of the Company's restructuring completed on March 31, 1998, together with any other rights and privileges issued, as of this date or in the future, in connection with the original principal amount of the Bond (other than interest on the Bond). Grantee shall provide to Grantor within ten days after such Warrants or rights are issued by the Company, a certificate, duly authorized and executed by the Company, representing such Warrants and other rights, together with such instruments of transfer as Grantor shall reasonably request.

        1.3 The Option may be exercised at any time after July 1, 1999 through and including July 31, 1999.

        1.4 The Option may be exercised, at Grantee's election, in respect of all of the property described above in Section 1.1 or any lesser portion thereof.

     2. Exercise Price. The exercise price of the Option shall equal the principal amount of the portion of the Bond purchased by Grantor as of the Exercise Date plus an amount equal to the accrued but unpaid interest on such principal amount as shall accrue from the date hereof through the Exercise Date (collectively, the "Exercise Price").

     3. Exercise of Option.
        ------------------

         3.1 If the Grantee wishes to exercise the Option it shall do so by giving written notice to the Grantor of its intent to exercise the Option ("the Notice"). The date of Grantor's receipt of such Notice shall be deemed to be the "Exercise Date." Notice shall be deemed received (i) one business day after sending the Notice via a recognized national overnight courier service, (ii) three business days after sending the Notice via the United States mails, postage prepaid, or (iii) when acknowledged if sent via telecopy or e-mail.

         3.2 Within ten (10) calendar days after Grantor's receipt of the Notice, Grantor shall transfer to Grantee an amount, in dollars, equal to the Exercise Price and Grantee shall transfer to Grantor a certificate representing the portion of the Bond subject to the Option and the accrued but unpaid interest thereon. Grantee shall not be liable to Grantor for any delay in delivering such certificate to Grantor caused by the Company's failure to promptly issue a new certificate to Grantee for the correct amount to be transferred.

     4. Assignment. This Agreement shall be freely assignable by Grantee.

     5. Governing Law. This Agreement shall be governed by the law of the Commonwealth of Massachusetts, without giving effect to conflict of laws principles.

     6. Termination. This Agreement shall terminate at the end of the day on July 31, 1999 (the "Termination Date"), it being understood that, in the event the Option is exercised prior to such time and the closing of the purchase and sale permitted by the Option has not yet occurred prior to the Termination Date, then the terms and conditions contained herein shall continue in effect until the Closing has occurred.

     IN WITNESS WHEREOF, this Agreement has been entered into as of the day and year first before written.


                                 By:    /s/ Christopher P. Baker
                                    --------------------------------------
                                        Christopher P. Baker


                                 FUNDAMENTAL INVESTORS, L.P.


                                 By:   /s/ Marius Robinson
                                    -------------------------------------
                                    Name:  Marius Robinson
                                    Title: President of Robinson Value Group,
                                           the General Partner

                                                                      Exhibit 5
                                                                      ---------


                              PUT OPTION AGREEMENT
                              --------------------


     THIS PUT OPTION AGREEMENT, dated as of March 24, 1998 (the "Agreement"), is made between Christopher P. Baker, an individual residing at 4 Longfellow Place, #3603, Boston, Massachusetts 02114 ("Grantor") and New Generation Limited Partnership, a Massachusetts partnership, located at 225 Friend St., Suite 801, Boston, MA 02114 ("Grantee").

                                     WHEREAS
                                     -------

         A. The Grantee is the beneficial owner of a 12% Secured Convertible Senior Bond, due June 30, 1999 (the "Bond") issued by Trans World Gaming Corp. a Nevada corporation (the "Company"). The Bond has an aggregate principal amount of $500,000 and was amended on March 31, 1998. The Bond subject to the Option (as defined below) shall include any subsequent amendments to the Bond.

         B. Grantor desires to grant to Grantee a put option relating to the Bond on the terms and conditions described herein.

     NOW, THEREFOR, for good and valuable consideration, the receipt of which is hereby acknowledged, Grantor and Grantee hereby agree as follows:

     1. Grant of Option
        ---------------

        1.1 The Grantor hereby grants to the Grantee an option ("the Option") to sell to Grantor up to $250,000 principal amount of the Bond, plus (i) the unpaid interest as shall accrue on such principal amount of the Bond from the date hereof through the Exercise Date (as defined below) and (ii) the Warrants issued by the Company to Grantee in connection with such principal amount of the Bond as a result of the Company's restructuring completed on March 31, 1998, together with any other rights and privileges issued in connection with such principal amount of the Bond prior to the Exercise Date. Notwithstanding the foregoing, the principal amount of the Bond subject to the Option (and the pro rata amounts of interest, Warrants and other rights sold in connection therewith) shall be reduced by the amount of any principal paid by the Company to Grantee from the date hereof through the Exercise Date.

        1.2 The Option may be exercised at any time after July 1, 1999 through and including July 31, 1999.

        1.3 The Option may be exercised, at Grantee's election, in respect of all of the property described above in Section 1.1 or any lesser portion thereof.

     2. Exercise Price. The exercise price of the Option shall equal the principal amount of the portion of the Bond purchased by Grantor as of the Exercise Date plus an amount equal to the accrued but unpaid interest on such principal amount as shall accrue from the date hereof through the Exercise Date (collectively, the "Exercise Price").

     3. Exercise of Option
        ------------------

        3.1 If the Grantee wishes to exercise the Option it shall do so by giving written notice to the Grantor of its intent to exercise the Option ("the Notice"). The date of Grantor's receipt of such Notice shall be deemed to be the "Exercise Date." Notice shall be deemed received (i) one business day after sending the Notice via a recognized national overnight courier service, (ii) three business days after sending the Notice via the United States mails, postage prepaid, or (iii) when acknowledged if sent via telecopy or e-mail.

        3.2 Within ten (10) calendar days after Grantor's receipt of the Notice, Grantor shall transfer to Grantee an amount, in dollars, equal to the Exercise Price and Grantee shall transfer to Grantor a certificate representing the portion of the Bond subject to the Option and the accrued but unpaid interest thereon. Grantee shall not be liable to Grantor for any delay in delivering such certificate to Grantor caused by the Company's failure to promptly issue a new certificate to Grantee for the correct amount to be transferred.

     4. Assignments. This Agreement shall be freely assignable by Grantee.

     5. Governing Law. This Agreement shall be governed by the law of the Commonwealth of Massachusetts, without giving effect to conflict of laws principles.

     6. Termination. This Agreement shall terminate at the end of the day on July 31, 1999 (the "Termination Date"), it being understood that, in the event the Option is exercised prior to such time and the closing of the purchase and sale permitted by the Option has not yet occurred prior to the Termination Date, then the terms and conditions contained herein shall continue in effect until the Closing has occurred.

     IN WITNESS WHEREOF, this Agreement has been entered into as of the day and year first before written.



                                 By:   /s/ Christopher P. Baker
                                    ----------------------------------------
                                       Christopher P. Baker


                                 NEW GENERATION LIMITED PARTNERSHIP


                                 By:    /s/ George Putnam III
                                     ----------------------------------------
                                     Name:  George Putnam III
                                     Title:  President of the General Partner